 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1996

                                                     REGISTRATION NO. 333-10127
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

       DELAWARE                      7389                    13-3160717
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL       (IRS EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
   INCORPORATION OR
     ORGANIZATION)

                      161 NORTH CLARK STREET, SUITE 2400
                            CHICAGO, ILLINOIS 60601
                                (312) 419-7600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                              RHONDA I. KOCHLEFL
                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                      161 NORTH CLARK STREET, SUITE 2400
                            CHICAGO, ILLINOIS 60601
                                (312) 419-7600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      DEBORAH M. REGAN          DENNIS V. OSIMITZ           ROBERT F. WALL
 R. R. DONNELLEY & SONS          SIDLEY & AUSTIN           WINSTON & STRAWN
 COMPANY                       ONE FIRST NATIONAL         35 WEST WACKER DR.
    77 WEST WACKER DRIVE              PLAZA                CHICAGO, ILLINOIS
  CHICAGO, ILLINOIS 60601       CHICAGO, ILLINOIS                60601
       (312) 326-8000                 60603                 (312) 558-5600
                                 (312) 853-7000

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION

                             OCTOBER 28, 1996

PROSPECTUS



2,600,000 SHARES

DONNELLEY ENTERPRISE
SOLUTIONS INCORPORATED

COMMON STOCK
($.01 PAR VALUE)

Of the 2,600,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Donnelley Enterprise Solutions Incorporated ("DESI" or the "Company") offered hereby (the "Offering"), 1,855,000 are being issued and sold by the Company and 745,000 are being sold by R. R. Donnelley & Sons Company, which is currently the sole stockholder of the Company ("R.R. Donnelley" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by R.R. Donnelley. The Company will use a significant portion of the net proceeds it receives in the Offering to repay amounts owed to R.R. Donnelley and in final payment of certain contingent obligations arising from its acquisition of LAN Systems, Inc. See "Use of Proceeds." Upon completion of the Offering, R.R. Donnelley will own 48.0% of the outstanding Common Stock (40.2% if the Underwriters exercise their over-allotment option in full).

Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $24.00 and $26.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.
                                                                            LOGO

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "DEZI."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                           PRICE TO UNDERWRITING PROCEEDS TO PROCEEDS TO
                           PUBLIC   DISCOUNT     COMPANY(1)  SELLING STOCKHOLDER
Per Share................. $        $            $           $
Total(2).................. $        $            $           $
--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated to be approximately $900,000. The Company will bear all expenses of the Offering other than the Underwriting Discount attributable to the shares of Common Stock being sold by the Selling Stockholder, which will be borne by the Selling Stockholder.
(2) The Selling Stockholder has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 390,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder will be
    $          , $           and $          , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
             , 1996.

SALOMON BROTHERS INC

                     MONTGOMERY SECURITIES

                                           J.P. MORGAN & CO.

The date of this Prospectus is           , 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Donnelley
Enterprise
Solutions
Incorporated

is a single-source
provider of
integrated information
management services
to professional service
organizations,
primarily large law                      [Graphic representing range of services
firms, investment                         provided by Donnelley Enterprise
banks and accounting                      Solutions Incorporated]
firms. Donnelley
Enterprise Solutions
Incorporated offers its
clients the opportunity
to focus on their core
businesses through
a comprehensive
array of business
services outsourcing
and information
technology services.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and pro forma information (and the notes related thereto) included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

  Donnelley Enterprise Solutions Incorporated is a single-source provider of integrated information management services to professional service organizations, primarily large law firms, investment banks and accounting firms. DESI offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has experienced substantial growth by expanding its service offerings, adding new clients, increasing business with existing clients and capitalizing on the growing trend toward outsourcing. In 1995, the Company had revenues of $45.7 million from business services outsourcing and $20.2 million from information technology services, representing six months of operations following the June 1995 acquisition of LAN Systems, Inc. ("LANSystems"). In the first six months of 1996, the Company's revenues from business services outsourcing and information technology services were $26.6 million and $18.6 million, respectively.

  The Company has well-established client relationships with a significant number of leaders in its target markets, including the law firms of Shearman & Sterling and Sidley & Austin, the investment banks of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated and the accounting firm of Ernst & Young LLP. Revenues from these five clients accounted for approximately 28.9% of the Company's 1995 revenues and approximately 25.4% of the Company's revenues for the first six months of 1996. In 1995, the Company provided services to 30 of the 100 largest law firms as ranked by the American Lawyer for 1995 and six of the 10 largest investment banks ranked by dollar volume of public debt and equity issuances for 1995 as reported by Securities Data Corporation. The Company typically enters into contracts with business services clients that have terms ranging from three to five years and which typically provide for monthly minimum payments. The Company's record in retaining outsourcing clients has been excellent. The Company's information technology services are contracted for primarily on a project basis and generally result in follow-on projects and on-going support.

  DESI commenced outsourcing operations in 1988 as a provider of reprographic services and expanded its service offerings to include networked and color printing, mailroom and facsimile services, word processing, desktop publishing and imaging. In June 1995, the Company broadened its capabilities from managing paper-based information to include the management of electronic information through the acquisition of LANSystems, which has provided information technology services since 1983, including systems integration, consulting and software development. Beginning in February 1996, the Company began providing systems management outsourcing services, which include on-site management and administration of servers and desktops and operation of the help-desk function.

  The demand for business services outsourcing and information technology services is accelerating as more businesses seek outside expertise in the management of increasingly complex and crucial business and technology requirements. DESI focuses on its target markets because the success of leading professional service organizations greatly depends on their ability to manage and process information, integrate information into document form and generate and deliver high-quality documents, all under significant time pressures. Tolerance for system downtime or disruption to normal business services is very limited. As a result, the Company's clients demand premium service levels with stringent controls to ensure quality, reliability and accuracy.

  The Company believes its competitive strengths are as follows:

  . Established Premier Client Base in Target Markets--DESI has well-established relationships with a significant number of industry leaders in its target markets. These relationships with high-quality professional service organizations have been an important factor in enabling the Company to add new clients.

  . Comprehensive Array of Service Offerings--The Company is capable of satisfying a client's needs for information management services for both paper-based and electronic information by providing staff trained to perform multiple functions, integrating technical and business processes and providing consistency across the enterprise.

  . Accumulated Knowledge and Expertise in Target Markets--DESI has accumulated knowledge of the best practices to address the unique needs of the professional service organizations in its target markets.

  . Proven Quality Driven Processes--DESI has developed proven, cost-effective processes for the delivery of business and information technology services, including a copyrighted production management system which permits the Company to monitor the client's needs and the quality of services provided by tracking use, service levels, turnaround and efficiency.

  . Depth, Experience and Expertise of Service Delivery Personnel--The
    Company has been successful in attracting and retaining talented, motivated employees in critical positions which involve extensive client interaction, including the client managers who oversee the performance of the Company's business services and the technical employees who design, implement and support computer networks and provide other information technology services.

  DESI's principal growth strategy is to become the single-source provider of integrated information management services to the leading firms in its target markets. Key elements of the Company's strategy include (i) increasing penetration in its target markets; (ii) cross-selling its services to existing clients; (iii) attracting and retaining outstanding employees; (iv) enhancing its expertise in information management technology; and (v) selectively acquiring businesses that strengthen service offerings or expand geographic presence.

  R. R. Donnelley & Sons Company is currently the sole stockholder of the Company and upon completion of the Offering will own 48.0% of the outstanding Common Stock (40.2% if the over-allotment option granted to the Underwriters is exercised in full). While R.R. Donnelley in the future may reduce its ownership interest in the Company, R.R. Donnelley has advised the Company that it has no plans to do so. In July 1996, the Company declared a dividend of $8.0 million paid in the form of a promissory note to R.R. Donnelley (the "Dividend Note"). A significant portion of the net proceeds of the Offering received by the Company will be used to repay the Dividend Note and the advances owed to R.R. Donnelley and in final payment of certain contingent obligations arising from the acquisition of LANSystems. See "Use of Proceeds" and "Relationship with R.R. Donnelley."

  The business services currently offered by the Company were operated by R.R. Donnelley prior to 1996 as a division known as Donnelley Business Services ("DBS"). As of January 1, 1996, R.R. Donnelley contributed the assets and liabilities of the DBS division to LANSystems and changed its corporate name to Donnelley Enterprise Solutions Incorporated. See "The Company."

                                  THE OFFERING

Common Stock offered by:
  The Company......................  1,855,000 shares
  R.R. Donnelley...................    745,000 shares
                                       ----------------------
    Total..........................  2,600,000 shares
Common Stock to be outstanding
 after the Offering................  5,000,000 shares(1)
Use of net proceeds to the Company.  Final payment of approximately $8.7 million for certain contingent obligations arising
                                      from the acquisition of LANSystems; repay-
                                      ment of the $8.0 million aggregate princi-
                                      pal amount of, and interest on, the Divi-
                                      dend Note and the advances owed to R.R.
                                      Donnelley, which advances as of June 30,
                                      1996 totaled approximately $17.6 million,
                                      and for general corporate purposes. The
                                      Company estimates that the advances owed
                                      to R.R. Donnelley will total approximately
                                      $20.7 million as of the completion of the
                                      Offering. See "Use of Proceeds" and "Rela-
                                      tionship with R.R. Donnelley."
Nasdaq National Market Symbol......  DEZI

--------
(1) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan, including 5,000 shares of restricted Common Stock and options to purchase approximately 308,000 shares of Common Stock (at the initial public offering price set forth on the cover page of this Prospectus) that the Company expects to grant to employees in connection with the Offering. See "Management-- Stock Plans" and "Management--Employment Agreements."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table summarizes selected historical consolidated financial data of DESI. Income statement data for each of the three years in the period ended December 31, 1995 have been derived from the audited consolidated financial statements of DESI contained herein. Income statement data for the six month periods ended June 30, 1995 and 1996, respectively, and balance sheet data as of June 30, 1996 have been derived from the unaudited consolidated financial statements of DESI contained herein. Income statement data for each of the two years in the period ended December 31, 1992 have been derived from unaudited information of DESI. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and Consolidated Financial Statements of DESI and notes thereto included elsewhere in this Prospectus.

                                                                    SIX MONTHS
                                 YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                         ---------------------------------------- ---------------
                          1991     1992    1993    1994   1995(1) 1995(1) 1996(1)
                         -------  ------- ------- ------- ------- ------- -------
                                             (IN THOUSANDS)
INCOME STATEMENT DATA:
 Revenues............... $13,652  $17,985 $23,527 $34,745 $65,944 $21,108 $45,243
 Cost of revenues.......  11,193   14,075  18,800  27,800  53,900  18,077  35,309
                         -------  ------- ------- ------- ------- ------- -------
   Gross profit.........   2,459    3,910   4,727   6,945  12,044   3,031   9,934
 Selling expenses.......   1,120    1,657   1,665   2,110   5,563   1,249   4,633
 General and
  administrative
  expenses..............   1,312    1,648   1,333   1,540   4,866   1,082   3,536
 Amortization of
  goodwill..............     --       --      --      --      295     --      306
                         -------  ------- ------- ------- ------- ------- -------
   Earnings from
    operations..........      27      605   1,729   3,295   1,320     700   1,459
 Interest expense.......      31       87     184     283     522     230     126
                         -------  ------- ------- ------- ------- ------- -------
   Earnings (loss)
    before income taxes.      (4)     518   1,545   3,012     798     470   1,333
 Income taxes...........       4      248     684   1,277     495     208     712
                         -------  ------- ------- ------- ------- ------- -------
   Net income (loss).... $    (8) $   270 $   861 $ 1,735 $   303 $   262 $   621
                         =======  ======= ======= ======= ======= ======= =======

                                                        AS OF JUNE 30, 1996
                                                    ----------------------------
                                                                      PRO FORMA
                                                              PRO        AS
                                                    ACTUAL  FORMA(2) ADJUSTED(3)
                                                    ------- -------- -----------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets.....................................  $46,339 $55,039    $63,163
 Amounts due to LANSystems earnout participants...      --    8,700        --
 Debt and advances due to R.R. Donnelley..........   17,637  25,637        --
 Capital lease obligations........................    2,483   2,483      2,483
 Total shareholders' equity.......................   15,757   7,757     50,218

--------
(1) Income statement data for the year ended December 31, 1995 and the six months ended June 30, 1996 include the results of operations of LANSystems, which the Company acquired in June 1995, beginning July 1, 1995.
(2) Represents the issuance of the Dividend Note in the principal amount of $8.0 million and additional goodwill in the approximate amount of $8.7 million and the related amounts due to LANSystems earnout participants resulting from the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998.
(3) Adjusts the pro forma balance sheet data to give effect to the Offering being completed and a significant portion of the assumed net proceeds of the Offering received by the Company being applied to repay the Dividend Note and the advances owed to R.R. Donnelley and in final payment of certain contingent obligations arising from the acquisition of LANSystems, as described under "Use of Proceeds."

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

  The unaudited pro forma consolidated statements of income for the year ended December 31, 1995 and the six months ended June 30, 1996 set forth below illustrate: (i) the effects of the historical results of operations (under the Company's accounting policies) of LANSystems for the period from January 1, 1995 to June 21, 1995, the date on which LANSystems was acquired by the Company;
(ii) the increase in the amortization of goodwill related to the acquisition of LANSystems; and (iii) the Offering being completed and a significant portion of the assumed net proceeds received by the Company therefrom being applied as described under "Use of Proceeds." In addition, the pro forma statements of income illustrate the estimated net operating effects resulting from the Company being a public entity, which include pricing of certain services the Company will receive from R.R. Donnelley after the Offering under certain intercompany agreements, as well as other incremental public company expenses.

  The pro forma adjustments are based on available information and upon certain assumptions the Company believes are reasonable. The pro forma consolidated statements of income do not purport to represent what the Company's results of operations would actually have been or to project the Company's results of operations for any future period.

                                            YEAR ENDED       SIX MONTHS ENDED
                                         DECEMBER 31, 1995     JUNE 30, 1996
                                        ------------------- -------------------
                                                    AS                  AS
                                        ACTUAL  ADJUSTED(1) ACTUAL  ADJUSTED(1)
                                        ------- ----------- ------- -----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................... $65,944   $79,545   $45,243   $45,243
Cost of revenues.......................  53,900    64,333    35,309    34,986
                                        -------   -------   -------   -------
    Gross profit.......................  12,044    15,212     9,934    10,257
Selling expenses.......................   5,563     7,918     4,633     4,633
General and administrative expenses....   4,866     8,138     3,536     3,906
Amortization of goodwill...............     295     1,065       306       533
                                        -------   -------   -------   -------
    Earnings (loss) from operations....   1,320    (1,909)    1,459     1,185
Interest expense.......................     522       543       126       126
                                        -------   -------   -------   -------
    Earnings (loss) before income
     taxes.............................     798    (2,452)    1,333     1,059
Income taxes...........................     495      (470)      712       692
                                        -------   -------   -------   -------
    Net income (loss).................. $   303   $(1,982)  $   621   $   367
                                        =======   =======   =======   =======
    Pro forma net income (loss) per
     share (2).........................           $  (.43)            $   .08
                                                  =======             =======

--------
(1) For a detailed description of the adjustments to these unaudited pro forma consolidated statements of income, see "Unaudited Pro Forma Consolidated Financial Information."
(2) Pro forma net income (loss) per share is computed by dividing pro forma net income (loss) for the year ended December 31, 1995 and the six months ended June 30, 1996 by the pro forma weighted average shares outstanding during such periods of 4,645,000.

                     RECENT UNAUDITED FINANCIAL DATA

  The following table sets forth a summary of certain unaudited financial data for the Company for the three and nine-month periods ended September 30, 1995 and 1996, respectively. The summary unaudited financial operating results set forth below are not necessarily indicative of the Company's results for any future interim period or the year ended December 31, 1996.

                                                THREE MONTHS      NINE MONTHS
                                                    ENDED            ENDED
                                                SEPTEMBER 30,    SEPTEMBER 30,
                                               ---------------- ---------------
                                                1995     1996    1995    1996
                                               -------  ------- ------- -------
                                                       (IN THOUSANDS)
      Revenues................................ $21,080  $25,780 $42,188 $71,023
      Earnings (loss) before interest and
       taxes..................................     (74)   1,136     625   2,596
      Net income (loss).......................    (162)     474     100   1,096

  For the quarter ended September 30, 1996, the Company's revenues from business services outsourcing and information technology services were $15.0 million and $10.8 million, respectively, and for the nine months then ended were $41.6 million and $29.4 million, respectively. The unaudited financial data for the nine-month period ended September 30, 1995 includes the results of operations of LANSystems from July 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly operating results."

  The three and the nine months ended September 30, 1996 include (1) a special charge of $300,000 related to the departure of Thomas P. Bradbury, former President, LANSystems division, and (2) $128,000 of interest expense associated with the Dividend Note. See "Management--Agreement with Former Executive Officer."

                                 RISK FACTORS

  Prospective investors should consider carefully the factors set forth below, in addition to the other matters set forth in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

DEPENDENCE ON KEY CLIENTS

  The Company's top 20 clients accounted for approximately 70.4% of the Company's 1995 revenues, with the top two clients accounting for approximately 8.9% and 7.3% of such revenues, respectively. For the six months ended June 30, 1996, the Company's top 20 clients accounted for approximately 62.4% of the Company's revenues, with the top two clients accounting for approximately 9.1% and 6.2% of such revenues, respectively. Of these top 20 clients in 1996, the Company provides both business and information technology services to four clients, business services only to 10 clients and information technology services only to six clients. The loss of any one of the Company's major clients could have a material adverse effect on the Company's business, operating results or financial condition. Because recommendations from satisfied clients are critical to the Company's success in attracting new clients, the loss of a significant client as a result of poor performance could have an adverse impact on the Company. See "Business--Clients" and Note 3 of Notes to Consolidated Financial Statements of DESI.

  It is the Company's general policy with respect to the provision of business services to enter into contracts with terms ranging from three to five years, although the Company has entered into a limited number of shorter-term contracts at the request of its clients. The Company provided business services to 16 of its top 20 clients in 1995. Of the 16 contracts with these clients, nine expire prior to December 31, 1997, including the contract with the largest client, which expires in December 1996. Although most of DESI's business services outsourcing contracts are cancellable only for cause, the Company generally is willing to renegotiate contracts that no longer meet the needs of its clients. Notwithstanding the fact that the Company has successfully renewed each business services outsourcing contract that has come up for renewal (except for one contract with a client that was acquired), there can be no assurance that the Company will be able to renew its contracts with its top business services clients or that any renewed contract will be on terms as favorable to the Company as those contained in the existing contract.

DEPENDENCE ON ABILITY TO MANAGE GROWTH

  DESI is continuing to experience significant growth, which has placed, and could continue to place, a strain on the Company's managerial and other resources. From December 1994 through June 1996, the number of the Company's employees has increased from 505 to 875 and further increases are anticipated during 1996. In addition, further expansion in the number of production facilities located at its clients' offices is likely to occur, including internationally as a result of requests from clients to serve their international offices. The Company's future performance and profitability will depend, in large part, on its ability to manage this growth, particularly with respect to its decentralized workforce, which will require DESI to continue to improve its operational, financial and other internal systems and the training, motivation and management of its employees. If the Company is unable to manage growth effectively or perform its services at anticipated levels, the Company's business, financial condition or results of operations could be adversely affected.

SENSITIVITY TO FLUCTUATIONS IN PROFESSIONAL SERVICE ECONOMY

  The Company's business and results of operations are sensitive to the state of the U.S. professional service economy, particularly as it affects the Company's target markets. The volume of services provided by the Company generally are lower in periods in which activities of the Company's clients are reduced by economic or other factors. The resulting decline in the Company's revenues from a particular client affects the Company's net income because a large percentage of the

Company's costs are fixed, although this effect historically has been more than offset by a growth in revenues from other clients. In addition, clients have imposed pricing pressures on the Company during periods in which their activities are reduced because of their own reduced levels of profitability, thereby adversely affecting the Company's gross margins and results of operations. Again, these pricing pressures have been offset by a growth in revenues and the Company's ability to attract new clients who desire to reduce their expenses by outsourcing certain services to the Company. There can be no assurance that the state of the U.S. professional service economy will not adversely affect the Company's business, financial condition or results of operations in the future or that other factors, including those cited above, will offset any such adverse effect.

RISKS ASSOCIATED WITH PERFORMANCE OF INFORMATION TECHNOLOGY PROJECTS

  Most of DESI's engagements to provide information technology services involve projects that are critical to the operations of its clients' businesses and that provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of a particular project could result in the incurrence by the Company of a financial loss and could damage the Company's reputation and adversely affect its ability to attract new business. The majority of the Company's information technology projects are priced on a fixed-fee basis and contain scope of work and acceptance criteria for identifying project completion. Although the Company generally seeks to obtain an increase in its fees if any significant change in the assumptions upon which the original estimate was based leads to higher costs than anticipated, there can be no assurance that the Company will be successful in obtaining any such increase. See "Business--Services."

FOCUS ON LIMITED TARGET MARKETS

  The Company focuses the marketing of its services primarily on large law firms, investment banks and accounting firms, and, therefore, the number of potential clients within the Company's target markets is limited. Within these markets the Company faces several barriers to its ability to increase revenues. First, the Company's success in this regard will depend, to a large extent, on its ability to persuade firms that currently perform business services and information technology functions of the type offered by the Company through their own in-house departments to outsource those services and functions to the Company. Second, the Company's success in winning outsourcing business from those firms that currently outsource various services with competitors of the Company may be hindered by the significant costs a firm may incur in switching from one outsourcing service provider to another. A firm is unlikely to switch providers unless it is not satisfied with the performance of its provider or unless it believes it can substantially reduce its costs. Finally, the Company's ability to increase revenues in these markets will depend on its success in persuading clients to use the Company as their single-source provider of a number of outsourcing and information technology services. Because of the limited number of organizations in the Company's target markets, the need to overcome these barriers with respect to any one potential client is greater than it would be if the Company's target markets were larger. No assurance can be given that the Company will be successful in expanding its presence in its target markets or otherwise increasing its revenues from its current clients. Although the Company anticipates expanding its target markets to include other professional service organizations that have similar needs to those in its current markets, such as commercial banks and asset management companies, no assurance can be given that the Company will be successful in this regard. See "Business--Clients" and Note 3 of Notes to Consolidated Financial Statements of DESI.

ABILITY TO GROW THROUGH INTRODUCTION OF NEW SERVICES, INCLUDING SYSTEMS MANAGEMENT OUTSOURCING

  The Company's business strategies include growth through the introduction of new services that expand on the Company's expertise in business services outsourcing and information technology services. In February 1996, the Company began providing systems management outsourcing services.

These services combine DESI's business services outsourcing and information technology expertise by offering systems administration, network management and help-desk support services to clients in DESI's target markets. The Company's systems management outsourcing services have generated minimal revenues to date primarily from contracts that are limited in duration and scope. The systems management outsourcing services are subject to the various risks inherent in the start-up and development of a new service. There can be no assurance that DESI will be able to market successfully new services, such as the systems management outsourcing services, that it will be able to operate any new service profitably or that the failure to perform such new services satisfactorily would not adversely affect the Company's reputation as a premier provider of information management services. See "Business-- Services."

DEPENDENCE ON ABILITY TO ANTICIPATE TECHNOLOGICAL ADVANCES

  The success of DESI's information technology services will depend, to a large extent, on its ability to anticipate and develop solutions that keep pace with changes in information processing technology, evolving industry standards and changing client preferences. Although the Company believes that it has relationships with major vendors of information processing technology that permit it to do so, there can be no assurance that the Company will be successful in anticipating and addressing these developments in a timely manner or that, if so anticipated and addressed, the Company will be successful in the marketplace. The Company's failure to anticipate and address these developments could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that products or technologies developed by third parties will not render the information technology services of the Company noncompetitive or obsolete. See "Business--Services."

RISKS ASSOCIATED WITH INTEGRATION OF LANSYSTEMS AND GROWTH THROUGH FUTURE ACQUISITIONS

  The Company's business strategies include growth through acquisitions of businesses that meet client and market demands for an expanded geographic presence, new services or enhanced skills. The Company's experience of acquiring and integrating businesses is limited to its acquisition of LANSystems in June 1995. Although the Company believes that it has been successful to date in integrating LANSystems into the Company's operations, such integration is not complete and there can be no assurance that the integration of LANSystems' business will be completed successfully or that DESI's management will be successful in managing the combined operations. The Company's success in executing its acquisition strategy will depend, in part, on its ability to identify potential targets that meet the Company's criteria, including a reputation as a leading service provider with strong client relationships and a complementary culture. There can be no assurance that the Company will be successful in identifying potential acquisitions or that, if identified, the acquisitions will be consummated on acceptable terms or that any acquired assets or business will be integrated successfully into the Company's operations. The Company may use Common Stock or preferred stock (which could result in dilution to the purchasers of Common Stock in the Offering) or may incur indebtedness or use a combination of stock and indebtedness for all or a portion of the consideration to be paid in future acquisitions. Although the Company continuously evaluates acquisition opportunities and has had discussions with potential acquisition candidates from time to time, it has no current commitments or agreements with respect to any material acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Business-- Strategy."

VARIABILITY OF QUARTERLY RESULTS

  The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending upon factors such as the mix of business among the Company's services; the cost of materials, labor and technology, particularly in connection with the delivery of business services; the costs associated with initiating new outsourcing contracts or opening new offices; the economic condition of the Company's target markets; and the costs of acquiring and integrating new businesses. Although most of the Company's long-term contracts for the provision of business services provide for pricing adjustments to reflect the Company's actual labor, material and technology costs, these adjustments occur annually on a historical basis and therefore may add to fluctuations in quarterly and annual operating results of the Company.

  The Company's margins on its information technology services are higher than those associated with its business services. Accordingly, a change in the business mix can cause a fluctuation in quarterly and annual operating results of the Company. Revenues from business services outsourcing comprised 69.3% of total revenues in 1995 and 58.9% for the first half of 1996 and revenues from information technology services represented 30.7% of total revenues in 1995 and 41.1% for the first half of 1996. The decline in 1996 in percentage of revenues represented by business services outsourcing results from the acquisition of LANSystems in June 1995. Prior to the acquisition, the Company had no revenues from information technology services.

  The Company's revenues derived from individual business services outsourcing contracts historically have been somewhat seasonal, with the lowest percentage of revenues being attributed to the third quarter as a result, in part, of reduced volumes of business services used by clients. Revenues from information technology services are also seasonal, with the highest percentage of revenues being attributed to the fourth quarter primarily as a result of clients' decisions to use funds remaining in their information technology budgets for projects delayed during the year. The Company experienced net losses in the third quarter of 1995, resulting primarily from the Company's expansion to the western region of the United States, new client start-ups and from costs associated with the acquisition of LANSystems, and in the first quarter of 1996, resulting primarily from continuing start-up expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Operating Results."

NEED TO ATTRACT AND RETAIN KEY PERSONNEL IN HIGHLY COMPETITIVE MARKETPLACE

  The Company's business involves the delivery of professional services and is labor intensive. The Company's performance depends, to a large extent, on the continued service of its key technical employees and client managers and its ability to continue to attract, retain and motivate such personnel. Competition for such personnel is intense, particularly for highly skilled and experienced technical personnel who perform the Company's information technology services. Such technical personnel are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract, retain and motivate such personnel in the future, and the inability to do so could have a material adverse effect upon the Company's business, operating results or financial condition. See "Business--Human Resources."

COMPETITION

  The Company's reprographic, facsimile and mailroom outsourcing services compete with several large national companies, including Pitney Bowes Management Services and Xerox Business Services, as well as several smaller regional companies, some of whom provide only certain of such services or focus on a particular geographic region of the United States. Competition in the Company's target markets for other business services provided by the Company, such as word processing, desktop publishing and imaging, is fragmented with numerous competitors providing only certain of the services. The Company's information technology services compete with a large number of market participants, including management consulting firms, big six accounting firms, systems integrators, facilities management companies and the professional service groups of large computer manufacturers. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with any new competitors. See "Business--Competition."

DEPENDENCE ON SENIOR MANAGEMENT

  The Company's success will depend, in part, on its ability to retain its key executive officers, including Rhonda I. Kochlefl, Chief Executive Officer, and Leo S. Spiegel, Chief Technology Officer, and the effective performance of such executive officers. The Company has entered into employment agreements with Ms. Kochlefl and Mr. Spiegel. The loss of one or more of the Company's key executive officers could have a material adverse effect on the Company and its prospects. See "Management--Employment Agreements."

LACK OF OPERATING HISTORY AS A STAND-ALONE ENTITY

  Prior to the Offering, the Company operated as a separate business within R.R. Donnelley and relied on R.R. Donnelley for its financing needs and for a number of support services, including legal, tax, insurance, benefits administration, data processing and payroll. In addition, prior to the Offering, the Company did not have its own stand-alone capital structure, including levels of indebtedness typically associated with a stand-alone entity in the Company's industry, and, therefore, did not manage its own working capital borrowings. Furthermore, prior to the Offering, the Company relied upon the creditworthiness of R.R. Donnelley to support its financial needs. Following the Offering, the Company will take responsibility for providing certain of the services previously provided by R.R. Donnelley and, in other cases, R.R. Donnelley will continue to provide services to the Company under the intercompany agreements to be executed at the completion of the Offering. Although the Company will establish new policies and procedures applicable to the operation of a public company and expects to enter into a $22.0 million credit facility prior to completion of the Offering, there can be no assurance that following the Offering the Company will be able to manage successfully the additional obligations of being a public company, obtain access to credit and other financial resources at reasonable rates or arrange for comparably priced alternative sources for the services which will be provided to the Company by R.R. Donnelley after the completion of the Offering. See "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Relationship with R.R. Donnelley."

FINANCIAL STATEMENT PRESENTATION

  The Company's consolidated financial statements and other financial data appearing elsewhere in this Prospectus reflect the results of operations, financial position and cash flows of the Company on a carve-out basis and are derived from the historical financial statements and financial data of the Company. The financial statements have been adjusted to reflect certain expenses and liabilities incurred by R.R. Donnelley on behalf of the Company. The Company believes that the assumptions underlying all such adjustments are reasonable; however, the consolidated financial statements do not necessarily reflect the expenses and liabilities that would have been incurred by the Company operating as a stand-alone entity. See Notes to Consolidated Financial Statements of DESI.

PRINCIPAL STOCKHOLDER; POTENTIAL CONFLICTS OF INTEREST; POSSIBLE FUTURE SALES OF COMMON STOCK BY R.R. DONNELLEY

  Upon completion of the Offering, R.R. Donnelley will hold 48.0% of the outstanding Common Stock (40.2% if the Underwriters exercise their overallotment option in full). Consequently, R.R. Donnelley will be able to significantly influence such actions as the election of directors of the Company, the approval of matters submitted for stockholder approval or preventing a potential takeover (even if advantageous to the other stockholders). However, R.R. Donnelley will not have any rights or preferences as compared to any other stockholder of the Company, other than those it may have by reason of the number of shares of Common Stock it owns.

  A significant portion of the net proceeds of the Offering received by the Company will be used in final payment of approximately $8.7 million for certain contingent obligations arising from the acquisition of LANSystems and to repay the $8.0 million aggregate principal amount of, and accrued interest on, the Dividend Note and the advances owed to R.R. Donnelley, which advances as of June 30, 1996 totaled approximately $17.6 million. See "Use of Proceeds."

  Currently, two of the four members of the Board of Directors of the Company are officers of R.R. Donnelley. The Company anticipates that, following the Offering, the Board of Directors will be increased to six members and two additional directors who are not affiliated with R.R. Donnelley or the Company will be elected by the Board of Directors to fill the vacancies.

  Prior to the Offering, the Company has funded its operations and capital expenditures and its acquisition of LANSystems, in part, through amounts advanced from R.R. Donnelley and the sale of its business services outsourcing accounts receivable to a subsidiary of R.R. Donnelley. The arrangement pursuant to which the Company sold certain receivables to a subsidiary of R.R. Donnelley will terminate upon completion of the Offering and the Company anticipates satisfying its financing needs through a $22.0 million credit facility the Company expects to enter into prior to completion of the Offering and from cash flow from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Prior to the Offering, the Company obtained certain services from R.R. Donnelley, participated in a number of employee benefit plans maintained by R.R. Donnelley and was included as part of R.R. Donnelley's federal income and certain other tax returns. To assure the continued provision of these services after the completion of the Offering, the Company entered into certain agreements with R.R. Donnelley relating to these matters. None of the agreements entered into by the Company and R.R. Donnelley resulted from "arm's length" negotiations. In addition, the Company did not retain separate counsel from that retained by R.R. Donnelley in negotiating such agreements. The Company believes, however, that the terms of such agreements are at least as favorable to it as could be obtained from unaffiliated parties for comparable services or arrangements. These agreements may be modified in the future and additional arrangements or transactions may be entered into between R.R. Donnelley and the Company. Any material modifications and any additional agreements or transactions will be subject to review and approval by the Board of Directors of the Company, acting pursuant to a special committee comprised of directors not otherwise affiliated with the Company or R.R. Donnelley. The Company intends that, insofar as a determination can be made objectively, each future agreement or transaction between R.R. Donnelley and the Company will be on terms at least as favorable to the Company as could be obtained from unaffiliated parties for comparable services or arrangements. The Company and R.R. Donnelley currently do not compete directly with one another in any material respect, although Stream International, an approximately 80%-owned subsidiary of R.R. Donnelley, provides system integration and help-desk services to markets generally not targeted by the Company. There can be no assurance that the Company and R.R. Donnelley, whether through Stream International or otherwise, will not compete in any material respect in the future. Any officer of R.R. Donnelley who serves as a director of the Company may have conflicts of interest in addressing business opportunities and strategies with respect to which the Company's and R.R. Donnelley's interests differ. Except with respect to agreements and transactions between the Company and R.R. Donnelley, the Company and R.R. Donnelley have not adopted any formal procedures designed to assure that conflicts of interest will not occur or to resolve any such conflicts that do occur. See "Relationship with R.R. Donnelley."

  Subject to the restrictions described below and to applicable law, after completion of the Offering, R.R. Donnelley may sell any and all of the shares of Common Stock then owned by it. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time.

Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise capital by issuing its equity securities.

  R.R. Donnelley has agreed with the Underwriters that it will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Salomon Brothers Inc. Although R.R. Donnelley in the future may effect sales of Common Stock that would reduce its ownership interest in the Company, R.R. Donnelley has advised the Company it has no plans to do so. See "Relationship with R.R. Donnelley," "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market will develop for the Common Stock or that, if such a market develops, the market price will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. For a discussion of the factors that were considered in determining the initial public offering price, see "Underwriting." The prices at which the Common Stock trades after the Offering will be determined by the marketplace and may be influenced by many factors, including, among others, the Company's operating and financial performance, the depth and liquidity of the market for the Common Stock, future sales of Common Stock (or the perception thereof), investor perception of the Company and its prospects, the Company's dividend policy and general economic and market conditions. See "Shares Eligible for Future Sale."

ANTITAKEOVER MATTERS

  The Company's First Amended and Restated Certificate of Incorporation and By-laws contain certain provisions that may delay, defer or prevent a takeover of the Company. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and restrictions, including voting rights, of these shares, without any further vote or action by the stockholders of the Company. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The First Amended and Restated Certificate of Incorporation also provides for a classified board of directors, with three classes of directors, each class being elected for three-year, staggered terms, prohibits the removal of directors except for "cause" and prohibits stockholder action by written consent (unless R.R. Donnelley holds 50% or more of the issued and outstanding Common Stock). In addition, the Company's By-laws include provisions establishing advance notice procedures with respect to stockholder proposals and director nominations and permits the calling of special stockholder meetings only by the Board of Directors, the Chairman or the President. The Company has elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which, if applicable, would impose a three-year moratorium on certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock). See "Description of Capital Stock and Corporate Charter."

DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience an estimated immediate dilution of $19.10 per share. The per share purchase price of the Common Stock offered hereby will exceed the net tangible book value per share of the Common Stock immediately following the Offering. See "Dilution." The net tangible assets of the Company as of June 30, 1996 represent approximately 74% of the Company's total assets, which include a significant amount of goodwill. See "Dilution."

                                  THE COMPANY

  R.R. Donnelley began offering reprographic services in 1988 through a division known as Donnelley Business Services ("DBS"). In 1993, DBS expanded its outsourcing service offerings to include word processing, desktop publishing and imaging services. In 1995, DBS broadened its capabilities from managing paper-based information to include the management of electronic information through the acquisition of LANSystems, a provider of information technology services primarily to firms within the same markets targeted by DBS. As of January 1, 1996, R.R. Donnelley contributed the assets and liabilities of DBS to LANSystems and changed LANSystems' corporate name to Donnelley Enterprise Solutions Incorporated (the "Company" or "DESI"). LANSystems was incorporated in Delaware in 1989 as a successor to a business started in 1983.

  The Company's executive offices are located at 161 North Clark Street, Suite 2400, Chicago, Illinois 60601, and its telephone number is (312) 419-7600. The Company's internet address is http://www.desi.net.

                                USE OF PROCEEDS

  The net proceeds to the Company in the Offering are estimated to be approximately $42.5 million, assuming an initial public offering price of $25.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. A significant portion of the net proceeds to the Company will be used, first, in final payment of approximately $8.7 million for certain contingent obligations to former shareholders of LANSystems and management participants arising from the acquisition of LANSystems and, second, to repay amounts owed by the Company to R.R. Donnelley, which amounts are comprised of: (i) the Dividend Note, in the principal amount of $8.0 million, which bears interest at the prime rate payable quarterly and becomes immediately due and payable upon the completion of the Offering; and (ii) intercompany obligations to R.R. Donnelley, which consist primarily of operating advances that are payable on demand and do not bear interest (approximately $17.6 million as of June 30, 1996). The Company estimates that advances payable to R.R. Donnelley will total approximately $20.7 million as of the completion of the Offering. Leo S. Spiegel, Senior Vice President and Chief Technology Officer of the Company, and Thomas P. Bradbury, former President, LANSystems division, will receive $1,386,600 and $1,143,827, respectively, of the payments to be made to former shareholders of LANSystems and management participants. The remaining net proceeds received by the Company in the Offering (approximately $5.0 million) will be used for general corporate purposes, including for working capital or acquisitions. Pending such uses, such net proceeds may be invested in short-term, investment-grade interest-bearing securities. See Notes 4 and 11 of Notes to Consolidated Financial Statements of DESI. The Company expects to enter into the $22.0 million credit facility described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" prior to completion of the Offering. Such facility would be used to provide working capital and for general corporate purposes.

  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.

                                CAPITALIZATION

  The following table sets forth the actual short-term debt and advances and total capitalization of the Company as of June 30, 1996 and, as of June 30, 1996 (i) after giving effect to the issuance of the Dividend Note in the principal amount of $8.0 million and to reflect approximately $8.7 million due to LANSystems earnout participants resulting from the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998, and (ii) pro forma as adjusted to give effect to the issuance and sale of 1,855,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $25.00 per share and the application of a significant portion of the assumed net proceeds to the Company from the Offering in final payment of approximately $8.7 million for the contingent obligations described in clause (i) above and to repay the Dividend Note and the advances owed to R.R. Donnelley. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of DESI and the Unaudited Pro Forma Consolidated Financial Information and the related notes thereto appearing elsewhere in this Prospectus.

                                                           JUNE 30, 1996
                                                     --------------------------
                                                                      PRO FORMA
                                                               PRO       AS
                                                     ACTUAL  FORMA(1) ADJUSTED
                                                     ------- -------- ---------
                                                       (IN THOUSANDS, EXCEPT
                                                            SHARE DATA)
      Short-term debt and advances:
        Amounts due to LANSystems earnout
         participants............................... $   --  $ 8,700   $   --
        Dividend Note due to R.R. Donnelley.........     --    8,000       --
        Advances due to R.R. Donnelley..............  17,637  17,637       --
        Current portion of capital lease
         obligations................................   1,169   1,169     1,169
                                                     ------- -------   -------
          Total short-term debt..................... $18,806 $35,506   $ 1,169
                                                     ======= =======   =======
      Long-term capital lease obligations........... $ 1,314 $ 1,314   $ 1,314
      Shareholders' equity:
        Common Stock--$.01 par value, 15,000,000
         shares authorized; 3,145,000 issued and
         outstanding and 5,000,000 shares issued and
         outstanding, as adjusted(2)................      31      31        50
        Additional paid-in capital..................  15,726   7,726    50,168
                                                     ------- -------   -------
          Total shareholders' equity................  15,757   7,757    50,218
                                                     ------- -------   -------
          Total capitalization...................... $17,071 $ 9,071   $51,532
                                                     ======= =======   =======

--------
(1) After giving pro forma effect to the issuance of the Dividend Note and the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998.
(2) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan, including 5,000 shares of restricted Common Stock and options to purchase approximately 308,000 shares of Common Stock (at the initial public offering price set forth on the cover page of this Prospectus) that the Company expects to grant to employees in connection with the Offering. See "Management-- Stock Plans" and "Management--Employment Agreements."

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to finance the growth of its business and therefore does not intend to pay any cash dividends for the foreseeable future. Payment of any cash dividends in the future will depend on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors of the Company. In addition, the credit facility the Company expects to enter into prior to completion of the Offering will contain restrictions on the Company's payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company has not paid any dividends in the last two fiscal years. The Company declared and paid a cash dividend of $621,000 as of June 30, 1996, and, in July 1996, declared a dividend of $8.0 million paid in the form of the Dividend Note.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1996 was $3.8 million, or $1.19 per share of Common Stock. See "Capitalization." Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 1,855,000 shares of Common Stock offered by the Company hereby (less the estimated underwriting discount and offering expenses payable by the Company) and the application of the net proceeds therefrom as if such sale and application occurred on June 30, 1996, the pro forma as adjusted net tangible book value of the Company at such date would have been approximately $29.5 million or $5.90 per share. This represents an immediate increase in net tangible book value of $4.71 per share to R.R. Donnelley and an immediate dilution of $19.10 per share to the purchasers of shares of Common Stock in the Offering. "Dilution" per share is determined by subtracting pro forma net tangible book value per share from the amount paid for a share of Common Stock in the Offering. The following table illustrates this per share dilution:

      Assumed initial public offering price per share..............      $25.00
        Net tangible book value per share before the Offering...... 1.19
        Increase in net tangible book value per share attributable to the Offering........................................... 4.71
                                                                    ----
      Pro forma net tangible book value per share after giving
       effect to the Offering......................................        5.90
                                                                         ------
      Dilution per share to purchasers of Common Stock in the
       Offering....................................................      $19.10
                                                                         ======

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical and pro forma consolidated financial data of DESI. Income statement data for each of the three years in the period ended December 31, 1995 and balance sheet data as of December 31, 1994 and 1995 have been derived from the audited consolidated financial statements of DESI contained herein. Income statement data for the six month periods ended June 30, 1995 and 1996, respectively, and balance sheet data as of June 30, 1996 have been derived from the unaudited consolidated financial statements of DESI contained herein. Income statement data for each of the two years in the period ended December 31, 1992 and balance sheet data as of December 31, 1991, 1992 and 1993 have been derived from unaudited information of DESI. The unaudited financial data includes all adjustments that the Company considers necessary for a fair presentation of the consolidated financial position and results of operations for the periods reflected therein. The pro forma consolidated financial information set forth below includes adjustments based on available information and upon certain assumptions the Company believes are reasonable. The pro forma consolidated financial information set forth below does not purport to represent what the Company's consolidated results of operations or financial position would actually have been or to project the Company's consolidated results of operations or financial position for any future period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and Consolidated Financial Statements of DESI and notes thereto included elsewhere in this Prospectus.

                                      YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                         -------------------------------------------------- -------------------------
                                                                  PRO FORMA                 PRO FORMA
                                                                     AS                        AS
                                         ACTUAL                   ADJUSTED      ACTUAL      ADJUSTED
                         ---------------------------------------- --------- --------------- ---------
                          1991     1992    1993    1994   1995(1)  1995(2)  1995(1) 1996(1)  1996(2)
                         -------  ------- ------- ------- ------- --------- ------- ------- ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT:
 Revenues............... $13,652  $17,985 $23,527 $34,745 $65,944  $79,545  $21,108 $45,243  $45,243
 Cost of revenues.......  11,193   14,075  18,800  27,800  53,900   64,333   18,077  35,309   34,986
                         -------  ------- ------- ------- -------  -------  ------- -------  -------
   Gross profit.........   2,459    3,910   4,727   6,945  12,044   15,212    3,031   9,934   10,257
 Selling expenses.......   1,120    1,657   1,665   2,110   5,563    7,918    1,249   4,633    4,633
 General and
  administrative
  expenses..............   1,312    1,648   1,333   1,540   4,866    8,138    1,082   3,536    3,906
 Amortization of
  goodwill..............     --       --      --      --      295    1,065      --      306      533
                         -------  ------- ------- ------- -------  -------  ------- -------  -------
   Earnings from
    operations..........      27      605   1,729   3,295   1,320   (1,909)     700   1,459    1,185
 Interest expense.......      31       87     184     283     522      543      230     126      126
                         -------  ------- ------- ------- -------  -------  ------- -------  -------
   Earnings (loss)
    before income taxes.      (4)     518   1,545   3,012     798   (2,452)     470   1,333    1,059
 Income taxes...........       4      248     684   1,277     495     (470)     208     712      692
                         -------  ------- ------- ------- -------  -------  ------- -------  -------
   Net income (loss).... $    (8) $   270 $   861 $ 1,735 $   303  $(1,982) $   262 $   621  $   367
                         =======  ======= ======= ======= =======  =======  ======= =======  =======
 Pro forma net income
  (loss) per share(3)...                                           $  (.43)                  $   .08
                                                                   =======                   =======

                                YEAR ENDED DECEMBER 31,                     JUNE 30, 1996
                          --------------------------------------  ----------------------------------
                                        ACTUAL                                            PRO FORMA
                          --------------------------------------                             AS
                           1991   1992    1993    1994    1995    ACTUAL   PRO FORMA (4) ADJUSTED(5)
                          ------ ------  ------  ------  -------  -------  ------------- -----------
BALANCE SHEET DATA (AT
 END OF PERIODS):
 Total assets...........  $2,236 $4,758  $6,826  $9,813  $39,696  $46,339     $55,039      $63,163
 Amounts due (to)
  LANSystems earnout
  participants..........     --     --      --      --       --       --       (8,700)         --
 Debt and advances due
  (to) from
  R.R. Donnelley........     492 (1,450) (2,181)   (191)  (4,672) (17,637)    (25,637)         --
 Capital lease
  obligations...........     687  1,203   2,672   3,845    3,125    2,483       2,483        2,483
 Total shareholders'
  equity(6).............     --     --      --      --    15,757   15,757       7,757       50,218

-------
(1) Income statement data for the year ended December 31, 1995 and the six months ended June 30, 1996 includes the results of operations of LANSystems, which the Company acquired in June 1995, beginning July 1, 1995.

(2) For a detailed description of the adjustments to these unaudited pro forma consolidated statements of income, see "Unaudited Pro Forma Consolidated Financial Information."
(3) Pro forma net income (loss) per share is computed by dividing pro forma net income (loss) for the year ended December 31, 1995 and the six months ended June 30, 1996 by the pro forma weighted shares outstanding during such periods of 4,645,000.
(4) Represents the issuance of the Dividend Note in the principal amount of $8.0 million and additional goodwill in the approximate amount of $8.7 million and the related amounts due to LANSystems earnout participants resulting from the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998.
(5) Adjusts the pro forma balance sheet data to give effect to the Offering being completed and a significant portion of the assumed net proceeds of the Offering received by the Company being applied to repay the Dividend Note and the advances owed to R.R. Donnelley and in final payment of certain contingent obligations arising from the acquisition of LANSystems, as described under "Use of Proceeds."
(6) No shareholders' equity is shown as of the periods ended December 31, 1991 through 1994 because the Company was operated as a division of R.R. Donnelley during such periods.

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The unaudited pro forma consolidated statements of income for the year ended December 31, 1995 and the six months ended June 30, 1996 set forth below illustrate: (i) the effects of the historical results of operations (under the Company's accounting policies) of LANSystems for the period from January 1, 1995 to June 21, 1995, the date on which LANSystems was acquired by the Company; and (ii) the Offering being completed and a significant portion of the assumed net proceeds received by the Company therefrom being used in final payment of approximately $8.7 million for certain contingent obligations arising from the acquisition of LANSystems and to repay the Dividend Note and the advances owed to R.R. Donnelley at January 1, 1995. In addition, the pro forma statements of income illustrate the estimated net operating effects resulting from the Company being a public entity, which include pricing of certain services the Company will receive from R.R. Donnelley after the Offering under certain intercompany agreements, as well as other incremental public company expenses. The pro forma adjustments are based on available information and upon certain assumptions the Company believes are reasonable. The pro forma consolidated statements of income do not purport to represent what the Company's consolidated results of operations would actually have been or to project the Company's consolidated results of operations for any future period.

  The unaudited pro forma consolidated balance sheet as of June 30, 1996 set forth below illustrates the issuance of the Dividend Note in the principal amount of $8.0 million and additional goodwill in the approximate amount of $8.7 million and the related amounts due to LANSystems earnout participants resulting from the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998. The unaudited pro forma as adjusted consolidated balance sheet as of June 30, 1996 set forth below illustrates the Offering being completed and a significant portion of the assumed net proceeds received by the Company therefrom being applied as described under "Use of Proceeds." The pro forma consolidated balance sheet does not purport to represent what the Company's consolidated financial position would actually have been or to project the Company's consolidated financial position for any future date.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                     YEAR ENDED DECEMBER 31, 1995
                         -------------------------------------------------------
                                   LANSYSTEMS     OPERATING
                                   OPERATING      STRUCTURE                AS
                         ACTUAL  ADJUSTMENTS(1) ADJUSTMENTS(2) OTHER    ADJUSTED
                         ------- -------------- -------------- -----    --------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................ $65,944    $13,601         $  --      $ --     $79,545
Cost of revenues........  53,900     10,436             (3)      --      64,333
                         -------    -------         ------     -----    -------
   Gross profit.........  12,044      3,165              3       --      15,212
Selling expenses........   5,563      2,355            --        --       7,918
General and
 administrative
 expenses...............   4,866      2,230          1,042       --       8,138
Amortization of
 goodwill...............     295        --             --        770(3)   1,065
                         -------    -------         ------     -----    -------
   Earnings (loss) from
    operations..........   1,320     (1,420)        (1,039)     (770)    (1,909)
Interest expense........     522         21            --        --         543
                         -------    -------         ------     -----    -------
   Earnings (loss)
    before income taxes.     798     (1,441)        (1,039)     (770)    (2,452)
Income taxes............     495       (534)          (431)(4)   --        (470)
                         -------    -------         ------     -----    -------
   Net income (loss).... $   303    $  (907)        $ (608)    $(770)   $(1,982)
                         =======    =======         ======     =====    =======
   Pro forma net loss
    per share...........                                                $  (.43)(5)
                                                                        =======

--------
(1) Represents the historical results of operations (under the Company's accounting policies) of LANSystems for the period from January 1, 1995 to June 21, 1995, the date on which LANSystems was acquired by the Company.
(2) Represents the estimated adjustments necessary to reflect the status of the Company as an independent public company, such as legal, insurance, accounting and tax compliance and benefits administration expenses.
(3) Represents the increase in the amortization of goodwill based on total goodwill of $21,300,000 amortized over a useful life of 20 years. The increase represents the assumptions that (a) the LANSystems acquisition occurred on January 1, 1995 and (b) the increases to goodwill after the acquisition relating to the 1995 earnout of $794,000 and the agreement in 1996 to modify certain contractual obligations under the LANSystems acquisition agreement for $8,700,000 occurred on January 1, 1995. See Notes 10 and 11 of Notes to Consolidated Financial Statements of DESI.
(4) Taxes are provided on income at the appropriate statutory rate of 41.5%, the combined statutory federal and state rate on operating and capital structure adjustments.
(5) Pro forma net income per share is based on 4,645,000 weighted average shares of Common Stock outstanding, which includes 3,145,000 actual weighted average shares outstanding and 1,500,000 weighted average shares assumed to be outstanding. The 1,500,000 shares assumed to be outstanding are equivalent to the number of shares that must be sold at the initial public offering price of $25.00 per share in order to generate proceeds equivalent to the principal amount of the Dividend Note of $8,000,000, the advances owed to R.R. Donnelley of $17,637,000 and the amounts due to LANSystems earnout participants of $8,700,000.

                                         SIX MONTHS ENDED JUNE 30, 1996
                                      ----------------------------------------
                                                OPERATING
                                                STRUCTURE                AS
                                      ACTUAL  ADJUSTMENTS(1) OTHER    ADJUSTED
                                      ------- -------------- -----    --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................  $45,243     $ --       $ --     $45,243
Cost of revenues....................   35,309      (323)       --      34,986
                                      -------     -----      -----    -------
   Gross profit.....................    9,934       323        --      10,257
Selling expenses....................    4,633       --         --       4,633
General and administrative expenses.    3,536       370        --       3,906
Amortization of goodwill............      306       --         227(2)     533
                                      -------     -----      -----    -------
   Earnings from operations.........    1,459       (47)      (227)     1,185
Interest expense....................      126       --         --         126
                                      -------     -----      -----    -------
   Earnings before income taxes.....    1,333       (47)      (227)     1,059
Income taxes........................      712       (20)(3)    --         692
                                      -------     -----      -----    -------
   Net income.......................  $   621     $ (27)     $(227)   $   367
                                      =======     =====      =====    =======
   Pro forma net income per share...                                  $   .08(4)
                                                                      =======

--------
(1) Represents the estimated adjustments necessary to reflect the status of the Company as an independent public company, such as legal, insurance, accounting and tax compliance and benefits administration expenses.
(2) Represents the increase in the amortization of goodwill based on total goodwill of $21,300,000 amortized over a useful life of 20 years. The increase represents the assumption that the increases to goodwill after the acquisition relating to the 1995 earnout of $794,000 and the agreement in 1996 to modify certain contractual obligations under the LANSystems acquisition agreement for $8,700,000 occurred on January 1, 1995. See Notes 10 and 11 of Notes to Consolidated Financial Statements of DESI.
(3) Taxes are provided on income at the appropriate statutory rate of 41.5%, the combined statutory federal and state rate on operating and capital structure adjustments.
(4) Pro forma net income per share is based on 4,645,000 weighted average shares of Common Stock outstanding, which includes 3,145,000 actual weighted average shares outstanding and 1,500,000 weighted average shares assumed to be outstanding. The 1,500,000 shares assumed to be outstanding are equivalent to the number of shares that must be sold at the initial public offering price of $25.00 per share in order to generate proceeds equivalent to the principal amount of the Dividend Note of $8,000,000, the advances owed to R.R. Donnelley of $17,637,000 and the amounts due to LANSystems earnout participants of $8,700,000.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                  AS OF JUNE 30, 1996
                          -----------------------------------------------------------------------
                                   DIVIDEND
                                   NOTE AND
                                  LANSYSTEMS
                                   EARNOUT        PRO                              PRO FORMA
                          ACTUAL  OBLIGATION     FORMA  OFFERING(4) REPAYMENTS(5) AS ADJUSTED
                          ------- ----------    ------- ----------- ------------- -----------
                                                     (IN THOUSANDS)
         ASSETS
Cash....................  $   298  $   --       $   298   $42,461     $(34,337)     $ 8,422
Accounts receivable(1)..   11,229      --        11,229       --           --        11,229
Unbilled receivables....    5,660      --         5,660       --           --         5,660
Inventory...............    4,451      --         4,451       --           --         4,451
Prepaid expenses and
 other current assets...      466      --           466       --           --           466
Income tax receivable...    1,277      --         1,277       --           --         1,277
Deferred income taxes...      978      --           978       --           --           978
                          -------  -------      -------   -------     --------      -------
 Total current assets...   24,359      --        24,359    42,461      (34,337)      32,483
Property and equipment,
 net, at cost...........    9,129      --         9,129       --           --         9,129
Deferred income taxes...      791      --           791       --           --           791
Goodwill, net...........   11,999    8,700 (2)   20,699       --           --        20,699
Other noncurrent assets.       61      --            61       --           --            61
                          -------  -------      -------   -------     --------      -------
 Total assets...........  $46,339  $ 8,700      $55,039   $42,461     $(34,337)     $63,163
                          =======  =======      =======   =======     ========      =======
    LIABILITIES AND
  SHAREHOLDERS' EQUITY
Capital lease
 obligations, current
 portion................  $ 1,169  $   --       $ 1,169   $   --      $    --       $ 1,169
Amounts due to
 LANSystems earnout
 participants...........      --     8,700 (2)    8,700       --        (8,700)         --
Dividend Note...........      --     8,000 (3)    8,000       --        (8,000)         --
Advances due to R.R.
 Donnelley..............   17,637      --        17,637       --       (17,637)         --
Accounts payable........    5,430      --         5,430       --           --         5,430
Accrued expenses........    3,486      --         3,486       --           --         3,486
Customer prepayments and
 deferred revenues......    1,546      --         1,546       --           --         1,546
                          -------  -------      -------   -------     --------      -------
 Total current
  liabilities...........   29,268   16,700       45,968       --       (34,337)      11,631
Capital lease
 obligations............    1,314      --         1,314       --           --         1,314
                          -------  -------      -------   -------     --------      -------
 Total noncurrent
  liabilities...........    1,314      --         1,314       --           --         1,314
Common Stock--DESI......       31      --            31        19          --            50
Additional paid-in
 capital................   15,726   (8,000)(3)    7,726    42,442          --        50,168
Retained earnings.......      --       --           --        --           --           --
                          -------  -------      -------   -------     --------      -------
 Total shareholders'
  equity................   15,757   (8,000)       7,757    42,461          --        50,218
                          -------  -------      -------   -------     --------      -------
 Total liabilities and
  shareholders' equity..  $46,339  $ 8,700      $55,039   $42,461     $(34,337)     $63,163
                          =======  =======      =======   =======     ========      =======

--------
(1) Excludes $6,800,000 of receivables factored to a subsidiary of R.R. Donnelley that remain uncollected. The arrangement pursuant to which the Company sold such receivables to a subsidiary of R.R. Donnelley will terminate upon completion of the Offering. The Company expects to replace this source of financing with cash flows from operations and the credit facility described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) Represents additional goodwill and the related amounts due to LANSystems earnout participants resulting from the agreement to modify certain contractual obligations under the LANSystems acquisition agreement that provided for additional contingent payments to former LANSystems shareholders and certain management participants based on specified financial targets for the years ended December 31, 1995 through 1998.
(3) Represents the issuance of the Dividend Note by the Company to R.R.
    Donnelley.
(4) Represents the assumed net proceeds of the Offering. See "Use of Proceeds."
(5) Represents the payment of the principal amount of the Dividend Note of $8,000,000, the payment of advances owed to R.R. Donnelley of $17,637,000 and the payment of amounts due to LANSystems earnout participants of $8,700,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

 Overview

  Donnelley Enterprise Solutions Incorporated is a single-source provider of integrated information management services to professional service organizations, primarily large law firms, investment banks and accounting firms. DESI offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has experienced substantial growth by expanding its service offerings, adding new clients, increasing business with its existing clients and capitalizing on the growing trend toward outsourcing. In 1995, the Company had revenues of $45.7 million from business services outsourcing and $20.2 million from information technology services, representing six months of operations since the June 1995 acquisition of LANSystems. In the first six months of 1996, the Company's revenues from business services outsourcing and information technology services were $26.6 million and $18.6 million, respectively.

  DESI commenced its outsourcing operations in 1988 as a provider of reprographic services and has expanded its service offerings to include networked and color printing, mailroom and facsimile services, word processing, desktop publishing and imaging. In June 1995, the Company broadened its capabilities from managing paper-based information to include the management of electronic information through the acquisition of LANSystems, which has provided information technology services since 1983, including systems integration, consulting and software development. Beginning in February 1996, the Company began providing systems management outsourcing services.

  For the year ended December 31, 1993, the Company had three clients that accounted for greater than 10.0% of revenues and, in the aggregate, for approximately 50.0% of revenues. For the year ended December 31, 1994, one client accounted for approximately 15.0% of DESI's revenues. For the year ended December 31, 1995, revenues from the Company's top 20 clients accounted for 70.4% of revenues, with revenues from the top two clients accounting for 8.9% and 7.3%, respectively. For the six months ended June 30, 1996, the Company's top 20 clients accounted for approximately 62.4% of the Company's revenues, with the top two clients accounting for approximately 9.1% and 6.2% of such revenues, respectively. The Company provided business services to 16 of its top 20 clients for 1995. Nine of the contracts with these clients expire prior to December 31, 1997, including the contract with the largest client, which expires in December 1996. Although most of the Company's business outsourcing contracts are cancellable only for cause, DESI is generally willing to renegotiate contracts that no longer meet the needs of its clients.

  The Company's revenues are derived primarily from (i) monthly fees under its business services outsourcing contracts, (ii) fees that are contingent on the completion of information technology projects, (iii) the resale of hardware or software products and the provision of subcontracted labor in connection with the delivery of information technology services and (iv) monthly fees under information technology maintenance contracts. The Company typically enters into contracts with its business services clients that have terms ranging from three to five years. These contracts typically provide for monthly minimum payments based on the client's historical volumes. Substantially all of the Company's business services outsourcing contracts are priced on a per unit basis for each service provided and allow annual increases or decreases of the unit costs for each of the outsourcing services provided in order to reflect actual costs of labor and supplies. The majority of the Company's information technology projects are priced on a fixed-fee basis, although some work is contracted on a time-and-materials basis. Contracts for information technology projects typically include scope of work and acceptance criteria for identifying project completion. The Company typically seeks to obtain an increase in its fees if a client makes any significant change to the original scope of a project. Payment terms for these contracts include a down payment, and invoices are submitted in accordance with the achievement of negotiated milestones or dates during the projects.

  Approximately one-half of the revenues associated with a typical information technology project are from the resale of hardware or software products. The Company generally provides such products and labor only as an accommodation to its clients as required for particular projects. The Company's maintenance contracts are priced on an annual basis with payments made in advance. The Company intends to enter into systems management contracts with multi-year terms, which will be invoiced on a monthly basis.

  DESI's cost of revenues associated with business services outsourcing revenues are comprised of wages, supplies, start-up costs and costs associated with capital leases of equipment. DESI's cost of revenues associated with its information technology services are comprised of computer equipment and software, labor costs, an overhead allocation and purchasing expenses. The Company's margins on its information technology services are higher than those associated with its business services. The Company typically enjoys higher margins on its newer business service offerings (word processing, desktop publishing and imaging) after an initial start-up period than on its other document services. These relatively higher margins, however, tend to decline as competition increases. The Company's margins on resold products are lower than those for business and information technology services.

  DESI's selling expenses are comprised of sales and administrative salaries, commissions, travel and entertainment and an overhead allocation related to branch sales offices. Selling expenses as a percentage of revenues for information technology services are significantly higher than for business outsourcing services due to the long-term nature of DESI's business outsourcing contracts.

  DESI's research and development activities, the costs of which are included in general and administrative expenses, consist of software and hardware product evaluation, trial integration of purchased hardware and software, user productivity benchmarking and the development of custom integration software.

  The Company's results of operations are sensitive to the state of the U.S. professional service economy, particularly as it affects the Company's target markets. The volume of services provided by the Company generally are lower in periods in which activities of the Company's clients are reduced by economic or other factors. The resulting decline in the Company's revenues from a particular client affects the Company's net income because a large percentage of the Company's costs are fixed, although this effect historically has been more than offset by a growth in revenues from other clients. In addition, clients have imposed pricing pressures on the Company during periods in which their activities are reduced because of their own reduced levels of profitability, thereby adversely affecting the Company's gross margins and results of operations. Again, these pricing pressures have been offset by a growth in revenues and the Company's ability to attract new clients who desire to reduce their expenses by outsourcing certain services to the Company.

 Relationship with R.R. Donnelley

  DESI has operated as a separate business within R.R. Donnelley. It has relied on R.R. Donnelley for its financing needs (see further discussion under "--Liquidity and Capital Resources") and for a number of support services, including legal, tax, insurance, benefits administration, data processing and payroll.

  As of June 30, 1996, the Company had advances payable to R.R. Donnelley totaling approximately $17.6 million. The Company estimates that advances payable to R.R. Donnelley will total approximately $20.7 million as of the completion of the Offering. The advances payable to R.R. Donnelley were used to fund operating and investing activities, net of cash advanced to R.R. Donnelley from operating cash flows generated by the Company and receivables resulting from certain sales through a subsidiary of R.R. Donnelley. See Note 4 of Notes to the Consolidated Financial Statements of DESI. In July 1996, the Company declared a dividend of $8.0 million, payable to R.R. Donnelley as the sole stockholder in the form of the Dividend Note, which is payable upon demand or the completion of the Offering and bears interest at the prime rate payable quarterly. A significant portion of the net proceeds received by the Company from the Offering will be used to repay the aggregate principal amount of, and interest on, the Dividend Note and such advances and in final payment of approximately $8.7 million for certain contingent obligations arising from the acquisition of LANSystems.

  The consolidated financial statements discussed below reflect the results of operations, financial position and cash flows of the Company on a carve-out basis; that is, the financial statements have been adjusted to reflect certain expenses and liabilities incurred by R.R. Donnelley on behalf of the Company. The Company believes that the assumptions underlying all such adjustments are reasonable; however, the consolidated financial statements do not necessarily reflect the results of operations, financial position and cash flows of the Company had the Company operated as a separate entity during the periods presented. Income taxes reflected in the consolidated financial statements were determined as if the Company had filed a separate return.

 Acquisition of LANSystems

  LANSystems was acquired on June 21, 1995 for cash of approximately $16.6 million and certain contingent payment obligations ("earnout"). The acquisition was accounted for as a purchase, with the excess of the purchase price over the fair market value of net assets acquired being allocated to goodwill in the amount of approximately $11.8 million. The goodwill is being amortized over its estimated useful life of 20 years. LANSystems was acquired by R.R. Donnelley and, as such, the Company was not required to provide cash for the acquisition. The earnout provisions provided for contingent payments of up to $12.9 million payable to former LANSystems shareholders and management participants based on the achievement of specified financial targets for the years ended December 31, 1995 through 1998. Payments aggregating approximately $0.9 million have been made to date in respect of the earnout. Because immediate payment of the maximum remaining earnout would be triggered by completion of the Offering in 1996, R.R. Donnelley and DESI sought to modify the earnout. Earnout participants having the right to approximately 99% of the earnout have agreed to a modification pursuant to which they will be entitled to payment on the earlier of completion of the Offering or October 31, 1996 of approximately $8.7 million in final satisfaction of the earnout payments due to them under the acquisition agreement. Earnout participants who have not agreed, and who do not subsequently agree, to this modification will be entitled to receive the maximum remaining amount of the earnout, aggregating approximately $100,000, upon completion of the Offering. Payments made to the earnout participants will be treated as additional purchase price for LANSystems, resulting in an increase in goodwill of approximately $8.7 million, which will be amortized over the remaining useful life (approximately 19 years). See "Unaudited Pro Forma Consolidated Financial Information."

RESULTS OF OPERATIONS

  The following table sets forth certain items from the Company's consolidated statements of income as a percentage of revenues for the periods indicated:

                                               YEAR ENDED          SIX MONTHS
                                              DECEMBER 31,       ENDED JUNE 30,
                                           --------------------- ---------------
                                           1993   1994   1995(1) 1995(1) 1996(1)
                                           -----  -----  ------- ------- -------
Revenues
  Business services outsourcing........... 100.0% 100.0%   69.3%  100.0%   58.9%
  Information technology..................   --     --     30.7     --     41.1
                                           -----  -----   -----   -----   -----
    Total revenues........................ 100.0  100.0   100.0   100.0   100.0
Cost of revenues..........................  79.9   80.0    81.7    85.6    78.0
                                           -----  -----   -----   -----   -----
    Gross profit..........................  20.1   20.0    18.3    14.4    22.0
Selling expenses..........................   7.1    6.1     8.4     5.9    10.3
General and administrative expenses.......   5.7    4.4     7.4     5.1     7.8
Amortization of goodwill..................   --     --      0.5     --      0.7
                                           -----  -----   -----   -----   -----
    Earnings from operations..............   7.3    9.5     2.0     3.4     3.2
Interest expense..........................   0.8    0.8     0.8     1.1     0.3
                                           -----  -----   -----   -----   -----
    Earnings before income taxes..........   6.5    8.7     1.2     2.3     2.9
Income taxes..............................   2.9    3.7     0.7     1.0     1.5
                                           -----  -----   -----   -----   -----
    Net income............................   3.6%   5.0%    0.5%    1.3%    1.4%
                                           =====  =====   =====   =====   =====

--------
(1) The results of operations of LANSystems are included in DESI's consolidated statements of income since July 1, 1995.

 Six months ended June 30, 1996 compared to six months ended June 30, 1995

  Revenues for the six months ended June 30, 1996 totaled $45.2 million, a 114.3% increase over 1995 revenues of $21.1 million. This $24.1 million increase was comprised of a $5.5 million, or 26.0%, increase in business services outsourcing revenues and $18.6 million in information technology services revenues attributable to the June 1995 acquisition of LANSystems. Business services outsourcing growth was due to a $2.1 million increase in revenues from new clients and a $3.4 million increase in revenues from existing clients. Revenues from information technology services for the first six months of 1996 were comprised of $9.3 million from the resale of hardware and software products and $9.3 million from services.

  Cost of revenues of $35.3 million decreased as a percentage of revenues to 78.0% from 85.6% in 1995 because of the inclusion of LANSystems, which has a lower cost of revenues as a percentage of revenues, improved margins associated with business services outsourcing revenues relating to client sites that were opened in 1995 and implementation of a cost-management plan to improve the business services cost structure. The cost-management plan included the controlled reduction of staff at certain client sites and the discontinuance of the Company's participation in the R.R. Donnelley retiree medical and group life and pension benefits program effective May 1, 1996.

  Selling expenses increased $3.4 million, or 270.9%, from 1995 and as a percentage of revenues increased to 10.3% in 1996 from 5.9% in 1995. The increase in selling expenses as a percentage of revenues was primarily due to the acquisition of LANSystems ($2.8 million), because selling expenses as a percentage of revenues for information technology services is significantly higher than for business outsourcing services due to the long-term nature of business services outsourcing contracts. In addition, the Company recorded higher selling expenses related to the initiation of systems management services and an overall increase in the number of sales personnel to support future revenue growth.

  General and administrative expenses grew $2.5 million, or 226.8%, from 1996 and as a percentage of revenues grew to 7.8% in 1996 from 5.1% in 1995. The increase was primarily due to the inclusion of LANSystems ($1.5 million) and the hiring of additional personnel to support future revenue growth.

  Amortization of goodwill in 1996 was $0.3 million, compared to no such expense in 1995. The increase was due to the LANSystems acquisition.

  Interest expense, all of which related to capital leases, decreased by $0.1 million because the Company had lower average outstanding levels of capital lease obligations in 1996.

  The Company's effective income tax rate increased to 53.4% in 1996 from 43.7% in 1995. The effective tax rate exceeds the U.S. federal statutory rate primarily due to the effect of nondeductible goodwill amortization and state taxes. The increase in the effective tax rate in 1996 reflects the effect of nondeductible goodwill amortization, offset in part by the increase in pretax income.

  Net income increased $0.4 million, or 137.0%, to $0.6 million in 1996 as a result of the foregoing factors.

 Year ended December 31, 1995 compared to year ended December 31, 1994

  Revenues for the year ended December 31, 1995 totaled $66.0 million, a 89.8% increase over 1994 revenues of $34.7 million. This $31.3 million increase was comprised of a $11.0 million, or 31.5%, increase in business services outsourcing revenues and $20.2 million in information technology services revenues attributable to the June 1995 acquisition of LANSystems. Business services outsourcing growth was due to a $7.6 million increase in revenues from new clients and a $3.4 million increase in revenues from existing clients. Revenues from information technology services were comprised of $13.4 million from the resale of hardware and software products and $6.9 million from services.

  Cost of revenues of $53.9 million increased as a percentage of revenues to 81.7% from 80.0% in 1994 because of a reduction in color print volumes, competitive pressures, start-up costs associated with new business services outsourcing clients, geographical expansion to the western region of the United States and higher paper prices in 1995, offset in part by the inclusion of LANSystems.

  Selling expenses increased $3.5 million, or 163.7%, from 1994 and as a percentage of revenues increased to 8.4% in 1995 from 6.1% in 1994. Selling expenses as a percentage of revenues increased primarily due to the LANSystems acquisition ($2.8 million), the annualization of a new office opened in 1994 and the hiring of additional sales personnel to support future revenues growth.

  General and administrative expenses grew $3.3 million, or 216.0%, from 1994 and as a percentage of revenues grew to 7.4% in 1995 from 4.4% in 1994. The increase was primarily due to the LANSystems acquisition ($2.5 million) and an investment in personnel to support revenue growth.

  Amortization of goodwill was $0.3 million, compared to no such expense in 1994. The increase was due to the LANSystems acquisition.

  Interest expense, all of which related to capital leases, increased by $0.2 million because the Company had higher average outstanding levels of capital lease obligations in 1995, which resulted from additional client sites.

  The Company's effective income tax rate increased to 62.0% in 1995 from 42.4% in 1994. The effective tax rate exceeds the U.S. federal statutory rate due to the effect of nondeductible goodwill amortization and state taxes. The increase in the effective tax rate in 1995 reflects the effect of nondeductible goodwill amortization and the decrease in pretax income.

  Net income decreased $1.4 million, or 81.4%, to $0.3 million in 1995 as a result of the foregoing factors.

 Year ended December 31, 1994 compared to year ended December 31, 1993

  Revenues for the year ended December 31, 1994 totaled $34.7 million, a 47.7% increase over 1993 revenues of $23.5 million. This $11.2 million increase was due to a $10.7 million increase in revenues to new clients and a $0.5 million increase in revenues to existing clients.

  Cost of revenues increased in 1994 as a percentage of revenues to 80.0% from 79.9% in 1993, which is not significant.

  Selling expenses decreased as a percentage of revenues to 6.1% in 1994 from 7.1% in 1993. The decrease in selling expenses as a percentage of revenues resulted from the more efficient use of the time and efforts of sales representatives.

  General and administrative expenses grew $0.2 million, or 15.5% from 1993, and decreased as a percentage of revenues to 4.4% in 1994 from 5.7% in 1993. The increase in general and administrative expenses was primarily due to the hiring of additional employees made necessary as a result of revenue growth.

  Interest expense, all of which related to capital leases, increased by $0.1 million because the Company had higher average outstanding levels of capital lease obligations in 1994, which resulted from additional client sites.

  The Company's effective income tax rate decreased to 42.4% in 1994 from 44.3% in 1993. The effective tax rate exceeds the U.S. federal statutory rate primarily due to the effect of state taxes. The decrease in the effective tax rate in 1994 reflects the increase in pretax income, which reduces the relative effect of the nondeductible items.

  Net income increased $0.9 million, or 101.4%, to $1.7 million in 1994 as a result of the foregoing factors.

 Quarterly operating results

  The following table sets forth selected unaudited consolidated statement of income information for the Company on a quarterly basis for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31 and June 30, 1996:

                                                          THREE MONTHS ENDED
                   ---------------------------------------------------------------------------------------------------
                              1993                        1994                        1995                  1996
                   --------------------------- --------------------------- ---------------------------- --------------
                   MAR 31 JUN 30 SEP 30 DEC 31 MAR 31 JUN 30 SEP 30 DEC 31 MAR 31 JUN 30 SEP 30  DEC 31 MAR 31  JUN 30
                   ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------  ------ ------  ------
                                                             (IN MILLIONS)
Business services
 outsourcing
 revenues........  $5.20  $5.55  $6.03  $6.75  $8.13  $8.39  $8.95  $9.28  $10.88 $10.23 $11.74  $12.84 $12.89  $13.75
Information
 technology
 revenues........    --     --     --     --     --     --     --     --      --     --    9.34   10.92   7.56   11.04
                   -----  -----  -----  -----  -----  -----  -----  -----  ------ ------ ------  ------ ------  ------
 Total revenues..   5.20   5.55   6.03   6.75   8.13   8.39   8.95   9.28   10.88  10.23  21.08   23.76  20.45   24.79
 Earnings (loss)
  from
  operations.....   0.29   0.34   0.50   0.60   0.64   0.75   0.79   1.11    0.33   0.37  (0.07)   0.69   0.08    1.38
 Net income
  (loss).........  $0.14  $0.16  $0.25  $0.31  $0.33  $0.40  $0.42  $0.58  $ 0.10 $ 0.16 $(0.16) $ 0.20 $(0.07) $ 0.69
                   =====  =====  =====  =====  =====  =====  =====  =====  ====== ====== ======  ====== ======  ======

  The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending upon factors such as the mix of business among the Company's services; the cost of materials, labor and technology, particularly in connection with the delivery of business services; the costs associated with initiating new outsourcing contracts or opening new offices; the economic condition of the Company's target markets; and the costs of acquiring and integrating new businesses. Although most of the Company's long-term contracts for the provision of business services provide for pricing adjustments to reflect the Company's actual labor, material and technology costs, these adjustments occur annually on a historical basis and therefore may add to fluctuations in quarterly and annual operating results of the Company. The Company's revenues derived from individual business services outsourcing contracts historically have been somewhat seasonal, with the lowest percentage of revenues being attributed to the third quarter as a result, in part, of reduced volumes of business service used by clients. Revenues from information technology services are also seasonal, with the highest percentage of revenues being attributed to the fourth quarter primarily as a result of clients' decisions to use funds remaining in their information technology budgets for projects delayed during the year. The Company experienced net losses in the third quarter of 1995, resulting primarily from the Company's expansion to the western region of the United States, new client start-ups and from costs associated with the acquisition of LANSystems, and in the first quarter of 1996, resulting primarily from continuing start-up expenses.

  In connection with the departure of Thomas P. Bradbury, former President, LANSystems division, the Company has recorded a charge of $300,000 in the third quarter of 1996. See "Management--Agreement with Former Executive Officer."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations, capital expenditures and acquisitions through cash flows from operations, amounts advanced interest-free from R.R. Donnelley and the sale of its business services outsourcing accounts receivable to a subsidiary of R.R. Donnelley. These receivables were sold without recourse and the Company was not charged any factoring cost. During the years ended December 31, 1993, 1994 and 1995, the Company factored $22.1 million, $33.9 million and $44.8 million of receivables, respectively. Factored receivables that remain uncollected were $6.2 million, $14.6 million and $6.8 million at December 31, 1994 and 1995, and June 30, 1996, and are excluded from DESI's consolidated balance sheets. The arrangement pursuant to which the Company sold such receivables to a subsidiary of R.R. Donnelley will terminate upon completion of the Offering.

  Cash flows from operations decreased 41.1% in 1995 to $3.9 million compared to $6.7 million in 1994 and $1.4 million in 1993. Capital expenditures increased $2.0 million to $4.1 million in 1995 from $2.1 million in 1994 primarily due to the Company's expansion to the western region of the United States. In 1995, the Company had high levels of spending associated with new client site start-ups.

  The Company had a net usage of cash from operating activities of $9.1 million during the six months ended June 30, 1996 primarily due to changes in working capital. Specifically, unbilled receivables increased by $4.2 million and customer prepayments decreased by $2.7 million. The increase in unbilled receivables is primarily due to the timing of the invoicing to business services outsourcing clients for June services. Customer prepayments decreased as one client prepaid a significant portion of 1996 services in December 1995. For the six months ended June 30, 1996, the $11.7 million of cash provided by financing activities was primarily used to fund the $9.1 million of cash used in operating activities and the $2.1 million of capital expenditures. The Company's capital expenditures primarily consisted of equipment at client sites. For the remainder of 1996, the Company anticipates spending approximately $2.5 million to $3.0 million.

  Advances owed to R.R. Donnelley at June 30, 1996 are payable on demand or become due and payable immediately upon completion of the Offering. A significant portion of the net proceeds of the Offering will be used in final payment of approximately $8.7 million for certain contingent obligations arising from the acquisition of LANSystems and to repay the advances from R.R. Donnelley and the Dividend Note. See "Use of Proceeds." The remaining net proceeds received by the Company in the Offering will be used for general corporate purposes, including for working capital or acquisitions.

  Because the Company's ability to factor receivables to a subsidiary of R.R. Donnelley and to otherwise receive advances from R.R. Donnelley will be terminated upon completion of the Offering, the Company expects to enter into a credit agreement with one or more banks (the "Credit Facility") to provide it with its financing needs for working capital and general corporate purposes (including permitted acquisitions). The Company has received a commitment letter for a facility under which it will be entitled to borrow up to $22.0 million on a revolving credit basis after certain conditions precedent are satisfied, including the completion of the Offering and the repayment of all advances the Company owes to R.R. Donnelley and all of the Company's earnout payment obligations relating to its acquisition of LANSystems. Amounts available under the Credit Facility will not exceed a percentage of the Company's billed and unbilled accounts receivable, and borrowings under the Credit Facility will mature in three years and bear interest (i) at the prime rate announced by the bank acting as agent under the Credit Facility or (ii) at the applicable LIBOR rate plus, depending on the Company's fixed charge coverage ratio, up to 125 basis points per annum. In addition, the Company will pay a commitment fee of 20 to 30 basis points per annum, depending on its fixed charge coverage ratio. The Credit Facility will contain customary financial and other covenants, including requirements to maintain a minimum consolidated net worth, a minimum fixed charge coverage ratio and a maximum leverage ratio, and restrictions on liens, investments, dividends, indebtedness, acquisitions and transactions with affiliates. The Company has historically not paid interest with respect to the advances it received from R.R. Donnelley. Therefore, the Company's interest expense, which historically has related solely to capital leases, will increase as the Company borrows under the Credit Facility.

  The Company believes that, subsequent to the Offering, net proceeds received by the Company from the Offering, the $22.0 million Credit Facility and cash flows from operations will be sufficient to fund its ongoing operations during the term of the Credit Facility and for continued growth and investment. The Company expects the Credit Facility to be available for seasonal cash needs and acquisitions.

                                   BUSINESS

  Donnelley Enterprise Solutions Incorporated is a single-source provider of integrated information management services to professional service organizations, primarily large law firms, investment banks and accounting firms. DESI offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has experienced substantial growth by expanding its service offerings, adding new clients, increasing business with its existing clients and capitalizing on the growing trend toward outsourcing. In 1995, the Company had revenues of $45.7 million from business services outsourcing and $20.2 million from information technology services, representing six months of operations following the June 1995 acquisition of LANSystems. In the first six months of 1996, the Company's revenues from business services outsourcing and information technology services were $26.6 million and $18.6 million, respectively.

  DESI commenced outsourcing operations in 1988 as a provider of reprographic services and expanded its service offerings to include networked and color printing, mailroom and facsimile services, word processing, desktop publishing and imaging. In June 1995, the Company broadened its capabilities from managing paper-based information to include the management of electronic information through the acquisition of LANSystems, which has provided information technology services since 1983, including systems integration, consulting and software development. Beginning in February 1996, the Company began providing systems management outsourcing services, which include on-site management and administration of servers and desktops and operation of the help-desk function.

  Business Services Outsourcing. The Company provides business services through Company personnel, equipment and systems located at a client's offices. Among the outsourcing services offered by the Company are the following:

    Document Services. The Company provides reprographic, networked and color printing, mailroom and facsimile services. The hours during which these services are provided vary by client, although 24-hour weekday and scheduled weekend service is common. Client managers are located on-site in order to ensure quality control, maximize efficiency and coordinate resources.

    Word Processing and Desktop Publishing. DESI provides word processing, desktop publishing and graphic design services. The proficiency of the Company's employees with current software applications enables them to assist clients in generating time-sensitive documents and creating documents for use in litigation, new-business presentations and other client proposals. The mission-critical nature of these documents makes accuracy in their production of paramount importance.

    Imaging. The Company provides imaging, database design and litigation support services. DESI uses a variety of digital storage, indexing and retrieval technologies that allow clients to eliminate the need for paper files, identify and retrieve relevant information quickly and generate paper copies of the desired information. In addition to document scanning and database creation, the Company delivers electronic images of documents on a variety of media.

  Information Technology Services. DESI assists its clients in the design, development, procurement, implementation and maintenance of information systems and offers continuing on-site support and the ability to outsource the management of such systems. DESI's information technology services include the following:

    Systems Integration. DESI designs, implements and supports computer networks that facilitate communications over local-area, wide-area and public networks, both domestically and worldwide. Systems integration services provided by the Company range from the development of turnkey networks to periodic system support for end-users in multi-vendor, multi-protocol environments.

    Consulting. DESI provides consulting services which assist its clients in making technology decisions ranging from strategic to tactical. Primary areas of expertise include information systems architecture, network audits, relocation planning, project management and disaster recovery planning.

    Systems Management. DESI offers systems management outsourcing services that include on-site management and administration of servers and desktops included in the network, operation of the help-desk function and management of the network's telecommunications support systems. DESI began providing systems management outsourcing services in February 1996 to combine its outsourcing and information technology expertise. See "Risk Factors-- Ability to Grow through Introduction of New Services, including Systems Management Outsourcing."

    Software Development. The Company's software development services include custom utilities, application and data integration and rapid application development.

MARKET OVERVIEW

  The demand for business services outsourcing and information technology services is accelerating as more businesses seek outside expertise in the management of increasingly complex and crucial business and technology requirements. The challenges posed by the application of distributed networking strategies to manual, labor-intensive business processes are driving forces in both the business services outsourcing and information technology services arenas. Increasing amounts of paper-based information are available in a variety of electronic formats for sharing and delivery over distributed networks making it crucial for businesses to manage their flow of documents and electronic information in an integrated and efficient manner. There is a growing trend for businesses to establish relationships with outside experts for both business services and information technology functions in order to address the changing business environment. This trend is driven by the need for:

  . improved focus on core business competencies;

  . access to high-quality employees trained in the latest technologies;

  . increased efficiencies through streamlined business processes;

  . expedited delivery of new services and leading-edge technologies; and

  . greater flexibility over information resources and associated costs.

  The Company believes that the trend toward outsourcing will continue. As reported in InformationWeek, nearly 90% of the multinational firms surveyed by an independent consulting firm reported they had outsourced some business services in 1995, compared with fewer than 60% in 1992. Outsourcing business services such as reprographics, word processing, desktop publishing and imaging allows firms to transfer fixed capital investments to variable costs and produce administrative economies of scale.

  The Company believes that a number of factors will cause continued growth in the demand for information technology services involving systems integration, consulting, systems management outsourcing and software development. These factors include the need to keep pace with rapidly changing technologies, focus on longer-term technology plans and supplement internal resources with highly skilled technical expertise. International Data Corporation, a research firm, projects outsourcing of network services will grow to approximately $17.7 billion in 2000 from approximately $7.24 billion in 1995.

  Continuing investment in emerging technologies and business-process improvements is a strategic imperative to the firms in the Company's target markets, which are composed of highly skilled service professionals whose own clients demand accurate information delivered in a timely manner. The need of professional service organizations to focus on their core competencies and to have sufficient flexibility and resources to satisfy their clients' changing requirements is increasingly difficult to meet through in-house information systems departments. The Company believes that its integrated information management solutions help clients better align their business and technology objectives.

COMPETITIVE STRENGTHS

  The Company believes that its competitive strengths will enable it to continue to compete effectively in its markets. These strengths include:

 Established Premier Client Base in Target Markets

  DESI has well-established relationships with a number of industry leaders in its target markets. Its relationship with such clients as Sidley & Austin, Morgan Stanley & Co. Incorporated, Ernst & Young LLP, Shearman & Sterling and Lehman Brothers Inc. began in 1989, 1990, 1992, 1993 and 1995, respectively. In 1995, the Company provided services to 30 of the 100 largest law firms and six of the 10 largest investment banks. These relationships with high-quality professional service organizations have been an important factor in enabling the Company to add new clients of similar quality.

 Comprehensive Array of Service Offerings

  DESI offers a comprehensive array of information management services that span both paper-based and electronic information. By managing information in either form, the Company can assist its clients in maximizing the efficiency and productivity of their professionals. The Company recommends information infrastructure changes, designs and implements the changes and manages the resulting system, thereby offering a combination of services usually requiring multiple providers and procurements. The Company is capable of providing substantially all of the information management services that a client needs by providing staff to perform multiple functions, integrating technical and business processes and providing consistency across the enterprise. This capability significantly benefits its clients by giving the client one provider to hold responsible. The Company believes that its comprehensive service offerings differentiate it from its primary competitors and give it a significant competitive advantage.

 Accumulated Knowledge and Expertise in Target Markets

  DESI's focus on marketing its services primarily to large law firms, investment banks and accounting firms has enabled it to obtain a thorough understanding of the information management needs of such firms and to develop successful solutions to meet these needs. The Company has accumulated knowledge of the best practices to address the unique needs of professional service organizations, such as construction of complex litigation documentation, production of client presentation materials and development of customized desktop interfaces that reflect the work habits of its clients' professionals. The ability of the Company's clients to provide consistent, high-quality service is greatly dependent upon their ability to deliver complex documents under significant time pressure. The Company believes that its understanding of its clients' needs and expertise in providing solutions to meet such needs constitute a significant competitive advantage and enhance the ability of its clients to perform services in a professional and timely manner.

 Proven Quality Driven Processes

  DESI has developed proven, cost effective processes for the delivery of business and information technology services. Through over eight years of experience of implementing outsourcing services, the Company has refined its procedures for the important initial stage of transitioning a client to the Company's business services. The Company has developed a copyrighted production management system which permits the Company to monitor the client's needs and the quality of services provided by tracking use, service levels, turnaround and efficiency. In addition, DESI has deployed numerous information technology projects using project management methodologies, including resource and schedule planning, testing and escalation processes to execute large-scale global integration solutions. DESI's systems management services can also track system performance parameters of a network in order to enable the client to anticipate and avoid problems and address training and software needs of its employees.

 Depth, Experience and Expertise of Service Delivery Personnel

  The Company has been successful in attracting and retaining talented, motivated employees in critical positions which involve extensive client interaction, including the client managers who oversee the performance of the Company's business services and the technical employees who design, implement and support computer networks and provide other information technology services. In business services, the average tenure of the Company's client managers across the United States is four years. In information technology services, the Company's approximately 130 technical employees have accumulated over 150 industry certifications in recognition of their proficiency with various information technology products supplied by their vendors.

  The technological expertise of the Company's employees is evidenced by a variety of industry distinctions the Company has received, including being a member of the Microsoft Solutions Advisory Council, which is comprised of 34 companies from a total of over 10,000 Microsoft Solutions providers, and one of 45 companies selected for Novell Enterprise Consulting Program. The Microsoft Solutions Advisory Council includes integrators, training companies and developers who are selected based on their reputation, representation within different industry sectors and technical expertise. Companies selected to participate in the Novell Enterprise Consulting Program must have a national focus, demonstrate proven technical expertise and provide Novell with volume forecast and quarterly engagement reports. As a result of DESI's participation in these programs, the Company obtains access to products before they are released, skills transfer workshops and seminars and project support services.

STRATEGY

  DESI's principal growth strategy is to become the single-source provider of integrated information management services to the leading firms in its target markets. Key elements of the Company's strategy include:

 Increasing Penetration in Target Markets

  DESI seeks to increase its client base by further penetrating the markets it currently serves. Large law firms, investment banks and accounting firms all share the characteristic of delivering time-critical professional services that involve creation and production of complicated documents using computer networks. The Company believes that there are significant opportunities for growth within the Company's target markets as many of the firms in such markets have outsourced very few, if any, of their information management services. The Company also anticipates expanding its target markets to include other firms that have similar client needs, such as commercial banks and asset management companies.

 Cross-Selling Services to Existing Clients

  DESI believes that there are significant expansion opportunities with its existing clients as demand for more comprehensive information management services increases. The Company intends to use its in-depth knowledge of the workflow and business needs of the firms in its target markets to provide complete information management solutions. The Company believes that the cross-selling of services further strengthens the Company's relationship with its clients and reduces the chances a client will switch service providers.

 Attracting and Retaining Outstanding Employees

  DESI is committed to maintaining a leadership position in information management technology by attracting and retaining high-quality technical personnel and by ensuring that they stay current with state-of-the-art hardware and software. DESI seeks to achieve this goal by providing a motivational and interactive work environment that features continuous and extensive professional development opportunities and bonuses based on client satisfaction, as well as a decentralized organizational structure that emphasizes decision-making at the client manager level. In addition, DESI will use stock options available under its 1996 Stock Incentive Plan to provide incentives to its employees and increase their identification with the success of the Company.

 Enhancing its Expertise in Information Management Technology

  DESI is committed to continuous product research in order to anticipate technology trends and important market shifts for various technology standards affecting the businesses of its clients. The Company will continue to evaluate new products under its policy of "vendor neutrality" in order to identify the "best of class" products available, thereby permitting it to recommend information management solutions that are optimal for its clients without being tied to the hardware or software offerings of a particular vendor. The Company also intends to continue to participate on the product advisory boards of various software developers in order to maintain influence and gain insight into product strategies.

 Selectively Acquiring Businesses that Strengthen Service Offerings or Expand Geographic Presence

  DESI will continue to explore selective acquisitions in response to client feedback and market demands. The Company may make acquisitions in order to expand the Company's geographic presence, add services to the portfolio already offered or enhance skills in a particular area. In any such acquisition, DESI will seek companies with a reputation as a premier service provider with strong client relationships and a culture complementary to that of the Company.

SERVICES

 Business Services Outsourcing

  The Company's outsourcing portfolio encompasses a comprehensive array of business services, including documents services, word processing and desktop publishing and imaging services.

  Document Services. The Company provides reprographic, networked and color printing, mailroom and facsimile services through sites located at the client's offices. Operations are typically 24-hours a day on weekdays with scheduled weekend services. The reprographic operations typically encompass black and white copying, electronic print, color print and binding services. The critical documents produced include legal briefs, wills, contracts, investment bank pitch books, presentations, tax filings and litigation documents. The Company's average client site includes 15 document-production employees, for whom a typical job may entail the reproduction of a 50 page document with five color inserts, spiral binding and turn-around time of less than two hours. Monthly volumes per client site range from 500,000 to 10,000,000 pages. Reprographic services are billed monthly on a unit basis, with a minimum volume requirement.

  Mailroom services include sorting and delivery, overnight express and messenger support. Facsimile services include both manual and electronic fax transmission and receipt. The Company implements and administers the client's fax server environment and integrates this capability with the client's network. Both mail services and facsimile services typically are billed monthly to the client as a fixed management fee plus overtime expenses.

  Word Processing and Desktop Publishing. The Company provides on-site word processing, proof-reading, desktop publishing and graphics design services. Documents range from high-volume text, complex numerical tables and regulatory-compliance documents to client newsletters, presentations and marketing brochures. Operations are typically multi-shift, employing between 10 and 25 operators who produce client documentation within a turnaround period of less than 24 hours. Word processing services are priced on a per page, per hour or per project basis with a minimum monthly management fee.

  Imaging. The Company provides on-site imaging services and production support such as scanning, document indexing, storage and retrieval. The Company provides a complete turnkey service, including integration, database development, project management and system administration. The Company's services enable clients to process information more efficiently, store documents electronically and retrieve information at the desktop or remotely. A typical operation includes a cross-trained staff of 12 employees performing each of the imaging tasks, who scan and index 50,000 pages per month. The Company supplies and networks multiple servers located at the client's offices as well as at other offices, such as that of a client's co-counsel. Imaging services are billed monthly on a per unit basis.

  Contracts and Pricing. Client engagements typically involve contracts ranging from three to five years in duration, although the Company has entered into a limited number of shorter-term contracts at the request of its clients. The majority of DESI's contracts are cancellable only for cause, but the Company generally is willing to renegotiate contracts that no longer meet the needs of its clients. The Company believes that this policy is beneficial in that it improves client relationships and promotes the efficient use of the Company's resources. Substantially all of the Company's outsourcing contracts are priced on a per unit basis for each service provided. Furthermore, substantially all of the Company's current outsourcing contracts include a minimum amount of services the client agrees to use, with the minimum generally related to the historical volumes of the client. The Company is able to increase or decrease the unit costs for each of the outsourcing services provided pursuant to a particular contract on the anniversary date of such contract in order to reflect actual costs of labor and supplies. The typical outsourcing contract also provides that DESI will supply all of the equipment necessary for the delivery of its services, the bulk of which the Company leases from third-party vendors.

 Information Technology Services

  The Company provides systems integration, consulting, systems management outsourcing and software development services to clients in its target markets.

  Systems Integration. The Company provides network design, installation, configuration and on-going maintenance for distributed computing environments. The project range includes networks consisting of between 250 and 5,000 users, often in multiple offices connected by a wide-area network. Projects vary in scope and duration. Projects involving a single office typically are completed in three to six months while large projects involving major infrastructure, operating system upgrades and multiple applications in multiple locations, some of which may be located outside of the United States, typically span 12 to 18 months. Revenues from many projects are derived approximately one-half from engineering services and one-half from the resale of hardware or software products and subcontracted labor. The Company also enters into maintenance contracts on network equipment and servers with a majority of clients for which the Company has completed a major systems integration project. Many clients have elected coverage for 24 hours per day, seven days per week.

  Consulting. DESI provides consulting services which assist its clients in making technology decisions ranging from strategic to tactical. Most engagements lead to follow-on business from implementation projects. Engagements range from three weeks to one year, with a typical engagement being completed in eight weeks. Primary areas of expertise include information systems architecture, network audits, relocation planning, project management and disaster recovery planning.

  Systems Management Outsourcing. The Company offers a complete range of systems management services, including help-desk support, network management, server administration, end-user training, personal computer repair and telephone switch administration. The functions are performed at the client's offices. DESI uses proactive monitoring and the best industry practices in providing a reliable computing environment and responsive end-user assistance. The Company offers its systems management services pursuant to multi-year contracts, which may include hardware and software upgrades at the beginning or throughout the contract to reflect product cycles of computing equipment. The Company began providing systems management outsourcing services in February 1996 to combine its business services outsourcing and information technology services expertise. The Company's systems management outsourcing services have generated minimal revenues to date primarily from contracts that are limited in duration and scope. See "Risk Factors--Ability to Grow through Introduction of New Services, including Systems Management Outsourcing."

  Software Development. The Company offers software development services that include custom utilities, application and data integration and rapid application development. Custom utilities developed in the C and C++ programming languages are designed to take advantage of system-level features and enhance program functionality. In the area of application and data integration, the Company specializes in developing solutions for moving data from different computing platforms as well as in and out of various applications. The Company's software development team uses a variety of programming languages, such as Microsoft Visual Basic and Borland's Delphi, to facilitate rapid application development in client/server database environments. In addition, Lotus Notes, Microsoft Exchange Server and Novell, lnc.'s GroupWise are used to create workflow and groupware solutions.

  Contracts and Pricing. The majority of the Company's systems integration projects are priced on a fixed-fee basis, although some work is contracted on a time and materials basis. Cost-based pricing is developed using pre-negotiated purchase prices for computer and network hardware. Contracts typically include a scope of work and acceptance criteria for identifying project completion. Payment terms include a downpayment, and invoices are submitted in accordance with the achievement of negotiated milestones or dates during the projects. The Company's maintenance contracts are priced on an annual basis with payments made in advance. Systems management contracts generally will have multi-year terms and will be invoiced monthly.

CLIENTS

  DESI has been successful in establishing strong relationships with a significant number of the leading firms in its target markets, including the law firms of Shearman & Sterling and Sidley & Austin, the investment banks of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated and the accounting firm of Ernst & Young LLP. Revenues from these five clients accounted for approximately 28.9% of the Company's 1995 revenues and approximately 25.4% of the Company's revenues for the first six months of 1996. In 1995, the Company provided services to 30 of the 100 largest law firms as ranked by the American Lawyer for 1995 and six of the 10 largest investment banks ranked by dollar volume of public debt and equity issuances for 1995 as reported by Securities Data Corporation. The Company also anticipates targeting firms within the commercial banking and asset management industries. DESI believes that these markets, because they consist of sophisticated professional service organizations for which document and computer processing are critical, can benefit from the knowledge that the Company has accumulated in its current markets and will therefore provide an opportunity to expand DESI's potential client base without compromising its ability to maintain its high-quality standards and utilize its proven processes and experience. See "Risk Factors-- Dependence on Key Clients," "--Sensitivity to Fluctuations in Professional Service Economy" and""--Focus on Limited Target Markets."

  In the first six months of 1996, approximately 27.3% of DESI's revenues came from business and information technology services provided to firms outside of its target markets. As a result of its focus on its target markets, the Company expects this percentage to decrease in the future.

  As of June 30, 1996, DESI provided business services outsourcing under approximately 50 contracts, at over 40 client office locations, most of which are located in New York, San Francisco, Chicago, Los Angeles, Washington, D.C. and certain other major cities in the United States. In the 12 months ended December 31, 1995, the Company provided information technology services to approximately 250 clients. The Company has implemented projects in offices located in many major European and Asian financial centers.

SALES AND MARKETING

  The Company markets its services primarily through 24 account executives, special account managers and sales managers who are responsible for existing clients as well as future client development. In addition, DESI's senior management plays an active and ongoing role in the sales process.

  The Company targets high-level decision makers within a particular professional service organization who share a commitment to the delivery of quality service. The typical contract for business services outsourcing is signed between six and nine months after discussions begin with a potential client. The sales cycle with regard to information technology services is typically between three and six months. The Company believes that it is important to involve seasoned account executives, as well as its executive officers, in the sales process.

  The Company also employs a variety of business development and direct marketing techniques in order to augment the work done by its own sales force, increase industry awareness and generate interest in its services. Targeted telemarketing, an automated prospect database, regular direct mail initiatives and regular participation in industry trade shows and conferences in its target markets have been effective historically. The Company also co-sponsors executive business briefings and cooperative marketing programs with vendor partners, such as Microsoft Corporation, Novell, Inc. and PC Docs Inc. Finally, several of the Company's senior executives serve as industry spokespersons and frequently author articles on industry trends, service issues and emerging technologies, as well as contributing to LANSystems' Research technical publication.

COMPETITION

  The Company believes that the primary competitive factors in the business services outsourcing and information technology services markets include reputation, a proven track record in industries served, an in-depth knowledge of clients' businesses, strong technical expertise, project management experience and an ability to streamline business processes. Although price is a competitive factor within the Company's markets, it is not the principal basis on which the Company competes because the Company's strategy is to be a premier provider of business services outsourcing and information technology services to firms in its target markets, which depend on high-quality, timely work product and technical expertise.

  The Company competes with the in-house capabilities of those firms in the Company's target markets that perform their own business services and information technology functions of the types offered by the Company.

  The Company's business services compete with numerous national and regional companies. The Company's document services compete with several large national companies, including Pitney Bowes Management Services and Xerox Business Services, as well as several smaller regional companies, some of whom provide only certain of such services or focus on a particular geographic region of the United States. Competition in the Company's target markets for other business services provided by the Company, such as word processing, desktop publishing and imaging, is fragmented with numerous competitors providing only certain of the services. Competitors in these areas include Tascor Incorporated in word processing and desktop publishing and Quorum Corp., Aspen Systems Corp., Litigation Information Technologies and Arthur Andersen LLP in imaging.

  The market for the Company's information technology services is subject to rapid change and is highly competitive. Within this market, the Company competes with a large number of participants, with no single organization having a dominant market share of the Company's target markets. Competition for information technology services comes from a large number of market participants, including management consulting firms, big six accounting firms, systems integrators, facilities management companies and the professional service groups of large computer manufacturers such as International Business Machines Corp. ("IBM") and Hewlett Packard Co. Within the systems integration arena, the Company competes primarily with national firms with legal-industry focus, including Systems Research and Application Corp. and TechLaw Automation Partners; other national firms that do not focus on the legal market, such as Entex Information Services, Inc. and Vanstar Corp.; and numerous regional firms, many of which serve only their respective local markets. The Company's systems management outsourcing services face competition from traditional mainframe outsourcing firms such as Electronic Data Systems Corp., Computer Sciences Corp., IBM's Integrated Systems Solutions Corporation, AT&T Solutions and MCI Systemhouse.

  Many participants in the business services outsourcing and information technology services markets have significantly greater financial, technical and marketing resources; greater name recognition; and generate greater information technology services and outsourcing revenues than does DESI. The Company believes, however, that its competitive strengths, including its reputation as a high-quality provider of business services outsourcing and information technology services and its knowledge and expertise in the markets that it serves, have enabled it to be successful in persuading firms in its target markets to use certain services offered by the Company and competing with its current competitors. See "Risk Factors--Competition."

HUMAN RESOURCES

  The Company's business involves the delivery of professional services and is labor intensive. The Company's performance depends, to a large extent, on the continued service of its key technical personnel and client management personnel and its ability to continue to attract, retain and motivate such personnel. Competition for such personnel is intense, particularly for highly skilled and experienced technical personnel who perform the Company's information technology services. The Company provides its employees a motivational and interactive work environment that features continuous and extensive professional development opportunities and bonuses based on client satisfaction, as well as a flat organizational structure that emphasizes decision-making at the client manager level. See "Risk Factors--Need to Attract and Retain Key Personnel in Highly Competitive Marketplace."

  The Company has a comprehensive recruitment program in place to attract highly qualified employees for both business services outsourcing and information technology services. To strengthen its expertise in its target markets, the Company often recruits individuals with hands-on experience and proven industry knowledge in the legal, investment banking and accounting industries. The Company augments ongoing advertisements in national newspapers and industry-trade publications with a company-wide employee referral program and regular participation in job fairs and legal-specific trade shows and conferences. The Company is a member of the On-line Career Center and uses this vehicle to post jobs and receive resumes via the Internet. The Company engages in selective recruiting at colleges with strong engineering programs. In addition, the Company belongs to the Technical Recruiter's Association in New York and employs the assistance of outside recruitment firms on a limited basis.

  The Company has a diversified training program that includes vendor-specific certification, review of best practices and an extensive mentor program. As part of the Company's rigorous in-house training, new employees participate in a variety of courses such as Customized Workflow Training, Understanding a Law Firm, Quality Assurance, Problem Resolution and Team Building. In addition, employees attend mandatory human resources training seminars, including seminars concerning diversity, sexual harassment and performance leadership.

  As of July 1, 1996, the Company had approximately 875 employees. Approximately 700 persons were dedicated to providing business services, including approximately 630 engaged in providing on-site services to clients, of whom approximately 560 were hourly employees. Approximately 160 persons were dedicated to providing information technology services, including approximately 130 technical employees. None of the Company's personnel is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

FACILITIES

  The principal executive offices of the Company are located in Chicago, Illinois, where the Company leases a 14,000 square foot facility pursuant to a lease expiring in May 2002. The Company provides its outsourcing services primarily through locations at its clients' offices. Such locations are generally provided by the client without a lease and at no cost to the Company. The Company leases an 11,400 square foot facility in New York, New York pursuant to a lease expiring in April 2002, and a 7,020 square foot facility in San Diego, California pursuant to a month-to-month lease, where the Company houses certain of its managerial and technical employees for its information technology services. The Company has 13 regional sales offices, most of which are subject to short-term leases of not more than three years. The Company believes that its existing facilities are adequate for its current needs. The Company anticipates that additional space may be required as business expands and believes that it will be able to obtain such additional space as needed.

REGULATION

  DESI's business is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. The results of operations of the Company may be affected, however, by new or changed federal or state laws or regulations that define the standard work week, prescribe overtime pay obligations or apply to other employee-related expenses. While most of the Company's long-term contracts provide for variable pricing of the Company's labor costs, these adjustments occur annually on a historical basis and therefore any additional expenses resulting from new or changed federal or state laws or regulations may not be recovered for one year after such laws or regulations are enacted. See "Risk Factors--Variability of Quarterly Results."

LITIGATION

  The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company believes such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on the business or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS

  The Board of Directors currently consists of four members elected by R.R. Donnelley. The Board of Directors is divided into three classes serving staggered terms as follows: Class I, comprised of one person and serving for a term expiring at the 1997 Annual Meeting of Stockholders; Class II, comprised of one person and serving for a term expiring at the 1998 Annual Meeting of Stockholders; and Class III, comprised of two persons and serving for a term expiring at the 1999 Annual Meeting of Stockholders. Following the expiration of the initial term, directors will serve for three year terms. The Company expects that two independent directors will be added to the Board following the completion of the Offering, and that such directors will serve on the Audit Committee and the Compensation Committee of the Board of Directors. No individuals have currently been identified to serve as such independent directors. Information with respect to those individuals who currently serve as directors of the Company is set forth below.

                              INITIAL TERM
             NAME        AGE EXPIRES (CLASS)             POSITION
             ----        --- ---------------             --------
      Rhonda I. Kochlefl 37    1999 (III)    Chairman, President and Chief
                                              Executive Officer and Director
      Daniel I. Malina   37    1997 (I)      Director
      Leo S. Spiegel     35    1998 (II)     Senior Vice President and Chief
                                              Technology Officer and Director
      W. Ed Tyler        43    1999 (III)    Director

  Rhonda I. Kochlefl has been the Chairman, President and Chief Executive Officer of the Company since February 1996. From January 1995 to February 1996, she was the President of DBS, and, from June 1995 to February 1996, she was the Chairman of LANSystems. From 1993 to January 1995, she was Vice President, Division Director of DBS. From 1988 to 1991, she was General Manager for the eastern region of DBS, for which she was responsible for all sales and operations. Ms. Kochlefl has been a director of the Company since February 1996.

  Daniel I. Malina has been a Vice President, Corporate Development of R.R. Donnelley since March 1996. He served as Director, Corporate Development of R.R. Donnelley from November 1994 to March 1996. Mr. Malina joined R.R. Donnelley in 1994. Prior to joining R.R. Donnelley, he was with Bell & Howell, an information services company specializing in mail-processing systems, document management products and electronic database publishing systems, as Vice President and General Manager of its NB/Microseal Division. Prior to serving in that capacity, he served at Bell & Howell as Director, Business Development from January 1991 to January 1994. Mr. Malina has been a director of the Company since July 1996.

  Leo S. Spiegel has served as the Senior Vice President and Chief Technology Officer of the Company since February 1996. He served as a director and the co-founder, Chief Technology Officer and Executive Vice President of LANSystems from May 1991 until its acquisition by R.R. Donnelley in June 1995. From June 1989 until May 1991, he was a director and the co-founder and Executive Vice President of Sales and Marketing of LANSystems. Prior to June 1989 he was the founder, Chairman and President of Integrated Analysis, Inc., which merged with LANSystems in 1989. Mr. Spiegel has been a director of the Company since February 1996.

  W. Ed Tyler has been Executive Vice President and Sector President, Information Management Sector of R.R. Donnelley since January 1996. Mr. Tyler joined R.R. Donnelley in 1974 and has held a number of positions, including President, Documentation Services and President, Networked Services Sector. Mr. Tyler has been a director of the Company since February 1996.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee will be responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors as to the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees provided by the independent auditors. The members of the Audit Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Committee will also administer the Company's Stock Incentive Plan. The members of the Compensation Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

EXECUTIVE OFFICERS

  Information with respect to those individuals who currently serve as executive officers of the Company is set forth below, except that information with respect to Rhonda I. Kochlefl and Leo S. Spiegel is set forth above under "--Directors." The Company and Thomas P. Bradbury, who served as President, LANSystems division, have announced that Mr. Bradbury left the Company on October 11, 1996. See "Management--Agreement with Former Executive Officer." Executive officers of the Company are appointed annually by the Board of Directors and serve until their successors have been duly elected and qualified.

             NAME        AGE                      POSITION
             ----        ---                      --------
      Rhonda I. Kochlefl 37  Chairman, President and Chief Executive Officer
                              and Director
      Luke F. Botica     46  Senior Vice President and Chief Financial Officer
      Leo S. Spiegel     35  Senior Vice President and Chief Technology Officer
                              and Director
      Linda A. Finkel    36  President, DBS division
      David J. Shea      40  Senior Vice President and General Manager, Systems
                              Management  division

  Luke F. Botica has been Senior Vice President and Chief Financial Officer of the Company since April 1996. From July 1995 to March 1996, he served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Dames & Moore, Inc., an international engineering and professional services company. From June 1993 to January 1995, he served as the Senior Vice President--Finance, Chief Financial Officer, Treasurer and Secretary for Allied Waste Industries, Inc., a solid waste management company. From September 1990 to April 1993, he served as the Vice President--Finance, Corporate Development and Planning for Chemical Waste Management, Inc., a hazardous waste management company.

  Linda A. Finkel has been President of the DBS division of DESI since February 1996. From 1994 to 1996, she served as the Vice President/General Manager for the central region of DBS. She joined R.R. Donnelley in 1982 and held various positions with R.R. Donnelley, including that of information services account executive.

  David J. Shea has been Senior Vice President and General Manager of the Systems Management division of DESI since July 1996. From January 1995 to July 1996, he was the Vice President and General Manager of the eastern region of DBS and eastern region General Manager of DBS from November 1993 to January 1995. From 1990 to 1993, he was Client Solutions Executive and Consulting Practice Manager of Integrated Systems Solutions Corporation, a systems outsourcing subsidiary of IBM.

COMPENSATION OF DIRECTORS

  Directors do not currently receive an annual retainer or other compensation for serving as directors. It is anticipated that, following completion of the Offering, directors who do not receive compensation as officers or employees of the Company will be compensated for serving as directors, including an annual retainer fee and a fee for each meeting of the Board of Directors that they attend.

EXECUTIVE COMPENSATION

  The following table sets forth compensation information for the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company serving as such on December 31, 1995. The stock options reflected in the table represent options to purchase shares of common stock, par value $1.25 per share, of R.R. Donnelley ("R.R. Donnelley Common Stock").

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                   ANNUAL COMPENSATION         COMPENSATION
                               ------------------------------- ------------
                                                                  AWARDS
                                                               ------------
                                                     OTHER      SECURITIES
                                                     ANNUAL     UNDERLYING   ALL OTHER
NAME AND PRINCIPAL             SALARY   BONUS     COMPENSATION   OPTIONS/   COMPENSATION
POSITION                  YEAR   ($)     ($)          ($)        SARS (#)       $(3)
------------------        ---- ------- -------    ------------ ------------ ------------
Rhonda I. Kochlefl......  1995 186,625  45,724       5,925        5,000           --
 Chairman, President and
 Chief Executive Officer
Leo S. Spiegel..........  1995 204,470 122,445(2)      --         4,000       356,412
 Senior Vice President
 and Chief Technology
 Officer
Thomas P. Bradbury......  1995 255,668 156,385(2)      --         4,000       588,712
 Former President,
 LANSystems division(1)
Linda A. Finkel.........  1995 123,574  26,972       4,787        3,000           --
 President, DBS division
David J. Shea...........  1995 126,492  22,136       4,024        3,000           --
 Senior Vice President
 and General Manager,
 Systems Management
 division

--------
(1) Mr. Bradbury has ceased being President, LANSystems division effective October 4, 1996. See "Management--Agreement with Former Executive Officer."
(2) Includes $40,670 and $54,227 paid in March 1996 to Messrs. Spiegel and Bradbury, respectively, under the provisions of the LANSystems earnout that relate to achievement in 1995 of specified financial targets.
(3) Amounts shown represent payments made to Messrs. Spiegel and Bradbury (i) at the closing of the acquisition of LANSystems in June 1995 in respect of their LANSystems common stock options and (ii) in March 1996 under provisions of the LANSystems earnout that relate to such options and the achievement in 1995 of specified financial targets.

                           OPTION/SAR GRANTS IN 1995

  The following table sets forth information for the individuals named in the Summary Compensation Table regarding grants in 1995 of options to purchase R.R. Donnelley Common Stock.

                                         INDIVIDUAL GRANTS
                         -------------------------------------------------
                          NUMBER OF
                          SECURITIES   PERCENT OF
                          UNDERLYING  TOTAL OPTIONS
                         OPTIONS/SARS  GRANTED TO   EXERCISE OR             GRANT DATE
                           GRANTED      EMPLOYEES   BASE PRICE  EXPIRATION PRESENT VALUE
NAME                        (#)(1)     IN 1995(2)     ($/SH)       DATE       ($)(3)
----                     ------------ ------------- ----------- ---------- -------------
Rhonda I. Kochlefl.....     5,000         0.10        38.0625   12/14/2005    64,950
Leo S. Spiegel.........     4,000         0.08        38.0625   12/14/2005    51,960
Thomas P. Bradbury......    4,000         0.08        38.0625   12/14/2005    51,960
Linda A. Finkel.........    3,000         0.06        38.0625   12/14/2005    38,970
David J. Shea...........    3,000         0.06        38.0625   12/14/2005    38,970

--------
(1) Options become exercisable (at fair market value on the date of grant) over a four year period, with 20% of the shares becoming exercisable at the beginning of each of the second, third and fourth years following the date of grant and with the remaining portion of the option becoming exercisable at the end of the fourth year, unless the vesting schedule is accelerated to become fully exercisable upon death, retirement, disability or a change in control as defined in R.R. Donnelley's 1995 Stock Incentive Plan.
(2) Represents the percentage of total options to purchase R.R. Donnelley Common Stock granted in 1995 to employees of R.R. Donnelley and its subsidiaries.
(3) The Black-Scholes option pricing method has been used to calculate present value as of date of grant, December 15, 1995. The present value as of the date of grant, calculated using the Black-Scholes method, is based on assumptions about future interest rates, stock price volatility and dividend yield. The Black-Scholes model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted by R.R. Donnelley to its officers and those of its subsidiaries differ from exchange traded options in three key respects: options granted by R.R. Donnelley to its officers and those of its subsidiaries are long-term, non-transferable and subject to vesting restrictions while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. The Black-Scholes model relies on several key assumptions to estimate the present value of options, including the volatility of and dividend yield on the security underlying the option, the risk-free rate of return on the date of grant and the term of the option. In calculating the grant date present values set forth in the table, a factor of 21.177% has been assigned to the volatility of the Common Stock; based on daily stock market quotations for the twelve months preceding the date of grant, the yield on the R.R. Donnelley Common Stock has been set at 1.89%; and based upon its annual dividend rate of $.72 per share at the date of grant, the risk-free rate of return has been fixed at 5.71%, the rate for a ten year U.S. Treasury Note on the date of grant as reported in the Federal Reserve Statistical Release, and the exercise of the options has been assumed to occur at the end of the actual option term of ten years. There is no assurance that these assumptions will prove to be true in the future. Consequently, the grant date present values set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of R.R. Donnelley Common Stock on the date of exercise.

                          YEAR-END OPTION/SAR VALUES

  The following table sets forth certain information for the individuals named in the Summary Compensation Table regarding their holdings of unexercised options to purchase R.R. Donnelley Common Stock as of December 31, 1995. None of such individuals exercised any options to purchase R.R. Donnelley Common Stock in 1995.

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                  OPTIONS/SARS AT      IN-THE-MONEY OPTIONS/SARS
                                   12/31/95 (#)           AT 12/31/95 ($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----                         ------------------------- -------------------------
Rhonda I. Kochlefl..........       11,600/16,400            145,200/117,050
Leo S. Spiegel..............            0/ 4,000                  0/  4,500
Thomas P. Bradbury..........            0/ 4,000                  0/  4,500
Linda A. Finkel.............        1,000/ 6,000             10,050/ 34,575
David J. Shea...............          600/ 5,400              6,450/ 29,175

--------
(1) The value is calculated based on the aggregate amount of the excess of the average of the high and low prices of R.R. Donnelley Common Stock as reported in the New York Stock Exchange Composite Transactions Report for December 29, 1995 over the relevant exercise price(s).

RETIREMENT BENEFIT PLAN

  DESI currently does not maintain any defined benefit plans. Prior to May 1, 1996, DESI was a participating employer in R.R. Donnelley's Retirement Benefit Plan, under which employees who met the eligibility requirements accrued in 1995 and in 1996 through April 30 an annual retirement benefit computed at the rate of 1.5% on compensation up to "covered compensation," and 2% on compensation in excess of "covered compensation" but not in excess of $150,000 (the maximum amount of compensation for 1995 on which benefits can accrue under current law). The compensation covered by the Plan includes wages and salaries, supplementary compensation and commissions. An employee's "covered compensation" for a year is the average of the Social Security wage bases for the 35-year period ending with such year. Benefits are paid monthly after retirement for the life of the participant (straight life annuity amount) or, if the participant is married or has elected an optional benefit form, in an actuarially reduced amount for the life of the participant and the participant's surviving spouse or other surviving person named as a contingent member. Benefits under the Retirement Benefit Plan are limited to the extent required by provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under the Unfunded Supplemental Benefit Plan.

  Effective January 1, 1997, the Company intends to offer employees a 401(k) savings plan with the Company matching a portion of the amounts contributed by employees.

  The following table contains information concerning annual benefits payable pursuant to the Retirement Benefit Plan on a straight life annuity basis upon retirement at age 65 for the individuals named in the Summary Compensation Table. These benefits include the annual benefits to be paid at age 65 computed on service through April 30, 1996. As of April 30, 1996, DESI employees ceased to accrue any additional benefits under R.R. Donnelley's Retirement Benefit Plan.

                                                      ANNUAL BENEFITS
                                                    TO BE PAID AT AGE 65
                                                      ON THE BASIS OF
                                                      SERVICE THROUGH
INDIVIDUAL                                           APRIL 30, 1996 ($)
----------                                          --------------------
Rhonda I. Kochlefl.................................       $25,233
Leo S. Spiegel.....................................         6,192
Thomas P. Bradbury.................................         7,823
Linda A. Finkel....................................        19,103
David J. Shea......................................         6,503

EMPLOYMENT AGREEMENTS

  Ms. Kochlefl has entered into a four-year employment agreement with the Company commencing on the closing of the Offering. The agreement provides for an annual base salary of $300,000 with a pro-rated bonus opportunity for 1996 to earn up to 100% of base salary if certain pre-established net income criteria are met by the Company. Bonus opportunities for 1997 and later years will be determined by the Board of Directors of the Company or a committee of the Board. Ms. Kochlefl will be granted, subject to the closing of the Offering, options to purchase 60,000 shares of Common Stock at a purchase price equal to the initial public offering price and 5,000 shares of Common Stock in the form of restricted stock. See "--Stock Plans."

  Mr. Spiegel has also entered into a four-year employment agreement with the Company commencing on the closing of the Offering. The agreement provides for an annual base salary of $250,000 with a pro-rated bonus opportunity for 1996 to earn up to 80% of base salary if certain pre-established net income criteria are met by the Company. Bonus opportunities for 1997 and later years will be determined by the Board of Directors of the Company or a committee of the Board. Mr. Spiegel will be granted, subject to the closing of the Offering, options to purchase 40,000 shares of Common Stock at a purchase price equal to the initial public offering price. See "--Stock Plans."

  Each of Ms. Kochlefl's and Mr. Spiegel's employment agreement provides for a severance payment of up to 45 months' base salary, depending on the date of severance, where termination is by the Company for any reason other than for cause or by the executive upon breach by the Company of the agreement or for good reason. In addition, 100% of all options and restricted stock awards held by the executive will vest on such termination. A severance payment will not be payable and options and restricted stock awards will not vest where termination is by the Company for cause, by the executive for any reason other than upon breach by the Company of the agreement or for good reason, or by reason of the executive's retirement or death. In Ms. Kochlefl's case, any severance payment would be made in a single payment at termination. In Mr. Spiegel's case, severance payments would be made monthly. Each agreement also contains customary provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 24 months after the termination of the agreement.

  It is expected that the Company will enter into employment agreements with each of Mr. Botica and Ms. Finkel commencing on the closing of the Offering. The Company has included the anticipated costs of such employment agreements in the unaudited pro forma consolidated statements of income included elsewhere in this Prospectus.

AGREEMENT WITH FORMER EXECUTIVE OFFICER

  The Company and Thomas P. Bradbury, who served as President, LANSystems division, have announced that Mr. Bradbury left the Company on October 11, 1996. Mr. Bradbury's departure, which was on an amicable basis, resulted in his responsibilities being assumed by Ms. Kochlefl pending the hiring of his replacement, which is expected to occur by the end of the year. The Company and Mr. Bradbury expect to enter into an agreement pursuant to which the Company will agree to continue to pay Mr. Bradbury his salary through June 21, 1997, pay him a pro-rated bonus for 1996 and permit him to participate in the Company's employee benefit plans through such date. The Company has recorded a charge of $300,000 in the third quarter of 1996 in respect of the foregoing severance arrangement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Both Mr. Spiegel and Mr. Bradbury, in their capacity as officers of LAN Systems, Inc., played a significant role in the negotiation of the agreement pursuant to which LANSystems was acquired.

  Mr. Spiegel has received, or is expected to receive, the following payments in respect of such acquisition. At the closing of the acquisition, Mr. Spiegel received $1,603,500 in respect of his ownership of common stock and options in LAN Systems, Inc. and $125,000 in partial payment of a noncompetition agreement included in the employment agreement he entered into with the Company at such closing. From the closing through June 30, 1996, Mr. Spiegel received a payment of $92,318 in respect of the earnout obligations included in the LANSystems purchase agreement and $125,000 as a second installment related to his noncompetition agreement. Mr. Spiegel is entitled to a final payment of $250,000 in respect of his noncompetition agreement in January 1997.

  Mr. Bradbury has received the following payments in respect of the acquisition of LANSystems. At the closing of the acquisition, Mr. Bradbury received $567,500 in respect of his ownership of options in LAN Systems, Inc. and $250,000 in partial payment of a noncompetition agreement included in the employment agreement he entered into with the Company at the closing. From the closing through June 30, 1996, Mr. Bradbury received a payment of $75,439 in respect of the earnout obligations included in the LANSystems purchase agreement and $250,000 as a second and final installment related to his noncompetition agreement.

  Messrs. Spiegel and Bradbury are among the representatives of the earnout participants and have accepted the modification of the earnout obligations described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of LANSystems" and will receive $1,386,600 and $1,143,827, respectively, pursuant to that modification.

STOCK PLANS

  In connection with the Offering, the Board of Directors of the Company has adopted the Company's 1996 Stock Incentive Plan and the Company's 1996 Broad-Based Employee Stock Plan. The Company has reserved for issuance under the 1996 Stock Incentive Plan and the 1996 Broad-Based Employee Stock Plan an aggregate of 400,000 shares of Common Stock. Options to purchase Common Stock have been granted under the 1996 Stock Incentive Plan, subject to closing of the Offering, as follows: 60,000 options to Rhonda I. Kochlefl; 40,000 options to Leo S. Spiegel; 30,000 options to Luke F. Botica; 30,000 options to Linda
A. Finkel; 15,000 options to David J. Shea; and approximately 118,500 options to other employees of the Company; and 5,000 shares of restricted Common Stock have been granted, subject to the closing of the Offering, to Ms. Kochlefl under the 1996 Stock Incentive Plan. Each such option will have an exercise price equal to the initial public offering price and will have a 10-year term. Such options will become exercisable as follows: in respect of officers of the Company (including the individuals named above), one-quarter of the shares of Common Stock subject to the option on each of the first four anniversaries of the closing of the Offering; in respect of certain managers of the Company, 30% of the shares on each of the first two anniversaries of the closing and the remainder on the third anniversary of the closing; and, in respect of certain other employees of the Company, one-half of the shares on each of the first two anniversaries of the closing of the Offering. The shares of restricted Common Stock will vest with respect to one-quarter of the shares on each of the first four anniversaries of the closing of the Offering. The Company expects to grant an aggregate of approximately 30,000 shares of Common Stock under the 1996 Broad-Based Employee Stock Plan upon closing of the Offering through the grant of options to purchase 25 shares of Common Stock to each hourly employee of the Company as of the date of closing. Each such option will have an exercise price equal to the initial public offering price, will have a 10-year term and will become exercisable on the second anniversary of the closing of the Offering.

                          OWNERSHIP OF CAPITAL STOCK

SECURITY OWNERSHIP OF COMPANY BY MANAGEMENT

  Prior to the completion of the Offering, no director or executive officer of the Company beneficially owns any equity securities of the Company. The Company has granted, subject to the completion of the Offering, to certain executive officers and other key employees of the Company, options to purchase Common Stock under the 1996 Stock Incentive Plan. See "Management--Employment Agreements" and "--Stock Plans."

SOLE STOCKHOLDER OF THE COMPANY

  The following table sets forth certain information regarding the beneficial ownership by R.R. Donnelley of the Common Stock (i) immediately prior to the Offering and (ii) as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised). R.R. Donnelley has or will have sole voting and investment power with respect to all shares indicated as beneficially owned by R.R. Donnelley.

                                           PRIOR TO OFFERING    AFTER OFFERING
                                           ------------------ ------------------
                                                     PERCENT            PERCENT
      NAME AND ADDRESS                      NUMBER   OF CLASS  NUMBER   OF CLASS
      ----------------                     --------- -------- --------- --------
      R. R. Donnelley & Sons Company ..... 3,145,000   100%   2,400,000   48.0%
       77 West Wacker Drive
       Chicago, Illinois 60601

PRINCIPAL STOCKHOLDERS OF R.R. DONNELLEY

  The following table lists the beneficial ownership of R.R. Donnelley Common Stock with respect to all persons known to the Company to be the beneficial owner of more than 5% of R.R. Donnelley Common Stock. The information shown was furnished by Northern Trust Corporation. The percentage of outstanding R.R. Donnelley Common Stock owned by Northern Trust Corporation is based on outstanding shares of R.R. Donnelley Common Stock as of December 31, 1995.

      NAME AND ADDRESS                             AMOUNT AND NATURE    PERCENT
      OF BENEFICIAL OWNER                       OF BENEFICIAL OWNERSHIP OF CLASS
      -------------------                       ----------------------- --------
      Northern Trust Corporation...............       16,454,020(1)      10.69%
       50 South LaSalle Street
       Chicago, Illinois 60675

--------
(1) Northern Trust Corporation is the parent holding Company for The Northern Trust Company and other affiliates and files one Schedule 13G to report beneficial ownership by all such entities of R.R. Donnelley Common Stock. Includes shares as to which Northern Trust Corporation has or shares investment and voting power as follows: sole investment power, 5,143,910 shares (3.34%); shared investment power, 9,735,909 shares (6.32%); sole voting power, 10,100,383 shares (6.56%); shared voting power, 2,576,123 shares (1.67%).

BENEFICIAL OWNERSHIP OF R.R. DONNELLEY COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth, as of June 30, 1996, the number of shares of R.R. Donnelley Common Stock beneficially owned by each director of the Company, each of the individuals named in the Summary Compensation Table and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to the indicated shares. The aggregate amount of all R.R. Donnelley Common Stock beneficially owned by such directors and executive officers represents less than one percent of the outstanding R.R. Donnelley Common Stock.

                                                                   AMOUNT AND
                                                                    NATURE OF
                                                                   BENEFICIAL
      NAME OF BENEFICIAL OWNER                                    OWNERSHIP (1)
      ------------------------                                    -------------
      Rhonda I. Kochlefl.........................................     13,895
      Leo S. Spiegel.............................................        225
      Thomas P. Bradbury.........................................        275
      Linda A. Finkel............................................      2,193
      David J. Shea..............................................      1,148
      Daniel I. Malina...........................................      2,391
      W. Ed Tyler................................................    148,950
      Directors and executive officers as a group (eight
       persons)..................................................    169,077

--------
(1) Includes shares which could be acquired by exercise of stock options as follows: Ms. Kochlefl, 11,600 shares; Ms. Finkel, 1,000 shares; Mr. Shea, 600 shares; Mr. Malina, 2,000 shares; and Mr. Tyler, 101,200 shares.

                       RELATIONSHIP WITH R.R. DONNELLEY

GENERAL

  Prior to the Offering, the Company was a wholly owned subsidiary of R.R. Donnelley. R.R. Donnelley is a world leader in managing, reproducing and distributing print and digital information for the publishing, retailing, merchandising and information-technology markets and specializes in the production of catalogs, inserts, magazines, books, directories and financial and computer documentation. The Offering is a part of the execution by R.R. Donnelley of its stated objective to sharpen its strategic focus on U.S. commercial printing, international growth and digital content management and distribution infrastructure.

  Upon completion of the Offering, R.R. Donnelley will own 2,400,000 shares of Common Stock, representing 48.0% of the outstanding shares of Common Stock (40.2%, if the Underwriters exercise their over-allotment option in full), and will be the Company's largest stockholder. Consequently, R.R. Donnelley will be able to significantly influence such actions as the election of directors of the Company, the approval of matters submitted for stockholder approval or preventing a potential takeover. Currently, two of the four members of the Board of Directors of the Company are officers of R.R. Donnelley. The Company anticipates that, following the Offering, the Board of Directors will be increased to six members and two additional directors who are not affiliated with R.R. Donnelley or the Company will be elected by the Board of Directors to fill the vacancies.

  Prior to the Offering, the Company funded its operations and capital expenditures through advances from R.R. Donnelley and by selling certain accounts receivable to a subsidiary of R.R. Donnelley. A significant portion of the net proceeds of the Offering to the Company will be used in final payment of approximately $8.7 million for certain contingent obligations arising from the acquisition of LANSystems and to repay the Dividend Note and the advances owed to R.R. Donnelley. See "Use of Proceeds" and Notes 4 and 11 of Notes to Consolidated Financial Statements of DESI.

  The Company sells information technology services and products to R.R. Donnelley. These sales approximated $955,000 and $1,665,000 for the period July 1, 1995 through December 31, 1995 and the six-month period ended June 30, 1996, respectively. The receivables from R.R. Donnelley related to these sales are reflected in advances due to related party discussed in Note 8 of the Notes to Consolidated Financial Statements of DESI.

  Prior to the Offering, the Company has funded its operations and capital expenditures and its acquisition of LANSystems, in part, through amounts advanced from R.R. Donnelley and the sale of its business services outsourcing accounts receivable to a subsidiary of R.R. Donnelley. The arrangement pursuant to which the Company sold certain receivables to a subsidiary of R.R. Donnelley will terminate upon completion of the Offering and the Company anticipates satisfying its financing needs through a $22.0 million credit facility the Company expects to enter into prior to completion of the Offering and from cash flow from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, prior to the Offering, the Company obtained certain services from R.R. Donnelley, participated in a number of employee benefit plans maintained by R.R. Donnelley and was included as part of R.R. Donnelley's federal income tax and certain other tax returns. The Company entered into certain agreements with R.R. Donnelley relating to these matters. None of these agreements resulted from "arm's length" negotiations. The Company estimates that the aggregate amount to be paid by the Company to R.R. Donnelley under the Transition Services Agreement and the Benefit Administration Services Agreement described below during the remainder of 1996 following the completion of the Offering will be at least $620,000, which includes $100,000 for certain services under the Transition Services Agreement and $520,000 for costs of benefits provided under certain of R.R. Donnelley's employee benefit plans pursuant to the Benefit Administration Services Agreement. The Company will no longer participate in any of R.R. Donnelley's plans after December 31, 1996 and, therefore, it is expected that there will be no amounts payable in 1997 under the Benefit Administration Services Agreement. Amounts payable under the Transition Services Agreement in 1997 will be at least $350,000, unless the Company chooses to terminate any of the available services. Additional amounts may be payable depending on the Company's usage of the various services being made available by R.R. Donnelley under such agreements.

  The following summary description of the agreements between the Company and R.R. Donnelley does not purport to be complete and is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

TRANSITION SERVICES AGREEMENT

  R.R. Donnelley currently provides certain administrative services to the Company. Charges for these services have been allocated by R.R. Donnelley to the Company based on various formulas which reasonably approximate the actual costs incurred. The expenses recorded by the Company for these allocations were approximately $400,000, $500,000, $650,000 and $381,000 for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. See Note 4 of Notes to Consolidated Financial Statements of DESI.

  The Company and R.R. Donnelley have entered into the Transition Services Agreement, pursuant to which R.R. Donnelley or its affiliates have agreed to perform certain legal, tax, data processing, risk management, credit and collection, cash management and banking and accounts payable services for the Company. The Company will be charged fees and expenses for such services that the Company believes are at least as favorable to it as could be obtained from unaffiliated parties for comparable services or arrangements. No assurances can be made, however, that the Company could not obtain such services at lower prices from a third party. Pursuant to the terms of the Transition Services

Agreement, the Company will indemnify R.R. Donnelley and its affiliates for certain losses and expenses arising out of or relating to (i) the provision of services under the Transition Services Agreement, including, in particular, data center services; (ii) certain guarantees maintained by R.R. Donnelley for DESI's benefit pursuant to the Transition Services Agreement; (iii) the use by the Company of certain facilities leased by R.R. Donnelley; or (iv) continuing obligations of R.R. Donnelley under certain of the Company's business services outsourcing contracts, provided that the Company need not provide such indemnity in the case of clauses (i) and (iii) above if such losses and expenses are finally judicially determined to have resulted from the gross negligence or willful misconduct of R.R. Donnelley in providing such services. The Transition Services Agreement will be in effect for the period commencing upon closing of the Offering and ending on December 31, 1997, except with respect to tax services and cash management and banking services, the provision of which will end on January 31, 1998 and March 31, 1997, respectively. The Company will have the right to terminate certain services provided under the Transition Services Agreement upon 30 days' notice.

BENEFIT ADMINISTRATION SERVICES AGREEMENT

  The Company currently participates in various employee benefit plans which are sponsored by R.R. Donnelley. These programs include medical, dental, life insurance and workers compensation. The Company has reimbursed R.R. Donnelley for its proportionate cost of these programs based on historical experience and relative headcount. The Company recorded expense related to the reimbursement of these costs of approximately $636,000, $967,000, $2,000,000 and $1,500,000 in the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. See Note 4 of Notes to Consolidated Financial Statements of DESI.

  The Company also participates in a stock purchase plan for selected managers and key employees sponsored by R.R. Donnelley. Under the plan, the Company is required to contribute an amount equal to 70% of participants' contributions (which are limited to 5% of compensation considered for plan purposes), of which 50% is applied to the purchase of R.R. Donnelley Common Stock and 20% is paid in cash. Amounts charged to expense by the Company for this plan were $56,000, $28,000 and $135,000 for the years ended December 31, 1993, 1994 and
1995, respectively. See Note 4 of Notes to Consolidated Financial Statements of DESI.

  The Company and R.R. Donnelley have entered into the Benefit Administration Services Agreement. Under this agreement, (i) R.R. Donnelley will permit the Company to continue to participate in the Donnelley Deferred Compensation and Voluntary Savings Plan and certain welfare plans of R.R. Donnelley until December 31, 1996; and (ii) the Company will cease being a participant in all other R.R. Donnelley plans in which it currently participates, including the R.R. Donnelley stock purchase plan.

  The Benefit Administration Services Agreement also provides that the Company will reimburse R.R. Donnelley for (1) certain costs of benefits provided under R.R. Donnelley's employee benefit plans for Company employees during the period in which the Company continues to participate in such plans following the Offering and (2) the Company's pro rata share of administration and plan asset management expenses incurred in the operation of these plans during such period.

TAX ALLOCATION AND INDEMNIFICATION AGREEMENT

  The Company is currently included in the consolidated federal income tax return of R.R. Donnelley and files on a combined basis with R.R. Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company currently makes tax sharing payments to R.R. Donnelley pursuant to R.R. Donnelley's tax allocation policy. In general, R.R. Donnelley's tax allocation policy provides that the consolidated or combined tax liability is allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. Upon completion of the Offering, the Company will no longer be permitted to be included in such consolidated and combined tax returns. Instead, it will file its own federal, state and local income tax returns and pay its own taxes on a separate Company basis. Pursuant to a Tax Allocation and Indemnification Agreement entered into by the Company and R.R. Donnelley, however, the Company remains obligated to pay to R.R. Donnelley any income taxes shown on such consolidated and combined tax returns, generally to the extent attributable to the Company, for calendar year 1995 and for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on the date of the completion of the Offering (to the extent that it has not previously paid such amounts to R.R. Donnelley). Under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the R.R. Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). R.R. Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. R.R. Donnelley has also agreed to indemnify the Company against any increase in the Company's taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods ending on or prior to the date of completion of the Offering that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning after such date, in which case the sum of such tax benefits will be retained by R.R. Donnelley or paid by the Company to R.R. Donnelley) to the extent the aggregate amount of such taxes exceeds $100,000.

              DESCRIPTION OF CAPITAL STOCK AND CORPORATE CHARTER

  The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following summary description of the capital stock, First Amended and Restated Certificate of Incorporation and By-laws of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's First Amended and Restated Certificate of Incorporation and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part (see "Available Information"), and to the Delaware General Corporation Law ("DGCL").

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors has the authority, subject to certain limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time the Preferred Stock in one or more classes or series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series thereof, including the dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting each such class or series. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  Certain provisions of the Company's First Amended and Restated Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

 Classified Board of Directors

  The Company's First Amended and Restated Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company. Moreover, under the DGCL, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. These provisions, when coupled with provisions of the Company's First Amended and Restated Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders of the Company from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies with their own nominees.

 Special Meetings of Stockholders

  The Company's By-laws provide that special meetings of stockholders may be called by the Chairman of the Board or the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors of the Company.

 Advance Notice Requirements for Stockholder Proposals and Director
Nominations

  The Company's By-laws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company, not less than 60 days nor more than 90 days prior to the scheduled meeting (or, if a special meeting, not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the special meeting was made). The By-laws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

 No Action by Written Consent of the Stockholders

  The Company's First Amended and Restated Certificate of Incorporation does not allow the stockholders of the Company to take action by written consent if R.R. Donnelley holds less than 50% of the issued and outstanding Common Stock.

 Delaware Takeover Statute

  Section 203 of the DGCL ("Section 203") prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or
(iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Pursuant to the First Amended and Restated Certificate of Incorporation, the Company has expressly elected not to be governed by Section 203.

 Limitations of Liability

  The Company's First Amended and Restated Certificate of Incorporation contains a provision that is designed to limit the directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the DGCL, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company's First Amended and Restated Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Company's First Amended and Restated Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

 Indemnification

  The Company's By-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceedings or acted in good faith and in what was reasonably believed to be a lawful manner in the Company's best interest.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                       PRINCIPAL AND SELLING STOCKHOLDER

  R.R. Donnelley is currently the sole stockholder of the Company. Upon completion of the Offering, R.R. Donnelley will own approximately 48.0% of the outstanding Common Stock of the Company (approximately 40.2% if the Underwriters exercise their over-allotment option in full). See "Ownership of Capital Stock--Sole Stockholder of the Company."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 5,000,000 shares of Common Stock. Of these shares, the 2,600,000 shares to be sold in the Offering (2,990,000 shares if the overallotment option granted to the Underwriters is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" of the Company which will be subject to the resale limitations of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 2,400,000 outstanding shares of Common Stock (2,010,000 shares if the Underwriters exercise their over-allotment option in full) are deemed "restricted securities" within the meaning of Rule 144. These "restricted securities" may not be sold in the absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration.

  In general, under Rule 144 as currently in effect, a person (including an "affiliate" (as that term is defined under the Securities Act)) who beneficially owns shares that are "restricted securities" as to which at least two years have elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not "restricted securities," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (50,000 shares following completion of the Offering) or the average weekly trading volume in the Common Stock in composite trading on all exchanges during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities as to which at least three years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of share of Common Stock, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Although R.R. Donnelley in the future may effect sales or other dispositions of Common Stock that would reduce its ownership interest in the Company, R.R. Donnelley has advised the Company it has no plans to do so. See "Relationship with R.R. Donnelley." In connection with the Offering, subject to certain exceptions, the Company and R.R. Donnelley have agreed not to offer, sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc. See "Underwriting."

STOCK OPTIONS AND RESTRICTED STOCK

  In connection with the Offering, the Company expects to grant certain employees 5,000 shares of restricted Common Stock and options to acquire up to an aggregate of approximately 308,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus. Approximately 87,000 additional shares of Common Stock would be available for future grants under the Company's 1996 Stock Incentive Plan and the 1996 Broad-Based Employee Stock Plan. See "Management--Stock Plans."

  The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Company's 1996 Stock Incentive Plan and the 1996 Broad-Based Employee Stock Plan, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement among the Company, R.R. Donnelley and the Underwriters (the "Underwriting Agreement"), the Company and R.R. Donnelley have severally agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc, Montgomery Securities and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and R.R. Donnelley, the number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Salomon Brothers Inc............................................
      Montgomery Securities...........................................
      J.P. Morgan Securities Inc......................................
                                                                       ---------
          Total....................................................... 2,600,000
                                                                       =========

  In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company and R.R. Donnelley have been advised by the Representatives that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the public offering, the public offering price and such concessions may be changed.

  R.R. Donnelley has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 390,000 shares of Common Stock at the initial price to the public set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased by such Underwriter in the above table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  The Underwriting Agreement provides that the Company and R.R. Donnelley, jointly and severally, will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Underwriters have informed the Company and R.R. Donnelley that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  The Company and R.R. Donnelley have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except grants of options and issuances and sales of Common Stock issued pursuant to any employee or director stock option plan, stock ownership plan or stock purchase plan in effect on the date the Underwriting Agreement is executed.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation among the Company, R.R. Donnelley and the Representatives. Among the factors considered in determining the initial public offering price were the Company's financial and operating history and condition, the future prospects of the Company and its industry in general, an assessment of the management of the Company, the general conditions of the securities market at the time of the Offering and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which they were sold in the Offering by the Underwriters.

  Montgomery Securities is a client of the Company. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is a client of the Company and a lender to the Selling Stockholder.

  At the request of the Company, the Underwriters have reserved up to 86,700 shares of the shares of Common Stock offered by the Company hereby for sale at the public offering price set forth on the cover page of this Prospectus to certain directors, officers and employees of the Company. The number of shares of Common Stock offered by the Company hereby that are available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. All purchasers of the shares of Common Stock reserved pursuant to this paragraph who are also directors or senior officers of the Company will be required to enter into agreements identical to those described in the immediately preceding paragraph restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois. H. Blair White, Counsel to Sidley & Austin, is a director of R.R. Donnelley, currently the sole stockholder of the Company. Mr. White beneficially owns 31,600 shares of R.R. Donnelley Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois. Sidley & Austin and Winston & Strawn are both clients of the Company, with Sidley & Austin being the Company's largest client.

                                    EXPERTS

  The (a) consolidated financial statements and financial statement schedule of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and (b) consolidated financial statements of LAN Systems, Inc. as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 and the period from January 1, 1995 through
June 21, 1995, each appearing in this Prospectus and in the Registration Statement mentioned below, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include the amendments, exhibits and schedule thereto), pursuant to the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from the Prospectus in accordance with the rules and regulations of the Commission, and to which reference is hereby made.

  After completion of the Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will be required to file proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The following trademarks are mentioned in this Prospectus: Microsoft Windows, Visual Basic, Microsoft Exchange Server and Windows Solutions, which are registered trademarks of Microsoft Corporation; Lotus Notes, which is a registered trademark of Lotus Development Corporation; GroupWise, which is a registered trademark of Novell, Inc.; PC DOCS, which is a registered trademark of PC Docs Inc.; and InformationWeek, which is a registered trademark of CMP Publications, Inc.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Consolidated Financial Statements of Donnelley Enterprise Solutions
 Incorporated:
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and
   unaudited as of June 30, 1996..........................................  F-3
  Consolidated Income Statements for the Years Ended December 31, 1993,
   1994 and 1995, and unaudited for the Six Months Ended June 30, 1995, and June 30, 1996......................................................  F-4
  Consolidated Statements of Changes in Shareholder's Equity for the Years
   Ended December 31, 1993, 1994 and 1995, and unaudited for the Six
   Months Ended June 30, 1996.............................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993, 1994 and 1995, and unaudited for the Six Months Ended June 30,
   1995, and June 30, 1996................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Consolidated Financial Statements of Completed Acquisition:
LAN Systems, Inc. and Subsidiaries:
  Report of Independent Public Accountants................................ F-16
  Consolidated Balance Sheet as of December 31, 1994...................... F-17
  Consolidated Income Statements for the Years Ended December 31, 1993 and
   1994, and the Period January 1, 1995 through June 21, 1995............. F-18
  Consolidated Statements of Changes in Shareholders' Equity for the Years
   Ended December 31, 1993 and 1994, and the Period January 1, 1995
   through June 21, 1995.................................................. F-19
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993 and 1994, and the Period January 1, 1995 through June 21, 1995.... F-20
  Notes to Consolidated Financial Statements.............................. F-21

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
Donnelley Enterprise Solutions Incorporated:

  We have audited the accompanying consolidated balance sheets of DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED (a Delaware corporation) as of December 31, 1995 and 1994, and the related consolidated income statements, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelley Enterprise Solutions Incorporated as of December 31, 1995 and 1994, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois,
July 3, 1996
(except for the matters discussed in Note 11,

as to which the date is October 11, 1996)

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31,
                                                     --------------  JUNE 30,
                       ASSETS                         1994   1995      1996
                       ------                        ------ ------- -----------
                                                                    (UNAUDITED)
Current Assets:
  Cash and equivalents.............................. $  --  $   652   $   298
  Accounts receivable, less allowances for doubtful
   accounts of $0 in 1994, $607 in 1995 and $538 in
   1996.............................................    727   9,674    11,229
  Unbilled receivables..............................  1,024   1,473     5,660
  Inventories.......................................    284   3,574     4,451
  Prepaid expenses and other current assets.........    207     488       466
  Income tax receivable.............................    --    1,188     1,277
  Deferred income taxes.............................    127   1,222       978
                                                     ------ -------   -------
    Total current assets............................  2,369  18,271    24,359
Property and equipment, net, at cost................  7,192   9,075     9,129
Deferred income taxes...............................    252     780       791
Goodwill, net.......................................    --   11,511    11,999
Other noncurrent assets.............................    --       59        61
                                                     ------ -------   -------
    Total assets.................................... $9,813 $39,696   $46,339
                                                     ====== =======   =======
        LIABILITIES AND SHAREHOLDER'S EQUITY
        ------------------------------------
Current liabilities:
  Capital lease obligations, current portion........ $1,301 $ 1,347   $ 1,169
  Advances due to related party.....................    191   4,672    17,637
  Accounts payable..................................  1,344   6,321     5,430
  Accrued salary and benefits.......................  1,219   3,046     2,406
  Accrued other expenses............................    120   1,652     1,080
  Customer prepayments..............................  3,094   3,538       793
  Deferred revenues.................................    --    1,332       753
                                                     ------ -------   -------
    Total current liabilities.......................  7,269  21,908    29,268
                                                     ------ -------   -------
Noncurrent Liabilities:
  Capital lease obligations.........................  2,544   1,778     1,314
  Other noncurrent liabilities......................    --      253       --
                                                     ------ -------   -------
    Total noncurrent liabilities....................  2,544   2,031     1,314
                                                     ------ -------   -------
Shareholder's equity:
  Common stock--DESI, $.01 par value, 15,000,000
   authorized shares; 3,145,000 issued and
   outstanding at December 31, 1995 and June 30,
   1996.............................................    --       31        31
  Preferred stock--DESI, $.01 par value, 1,000,000
   authorized shares; none issued and outstanding...    --      --        --
  Additional paid-in capital........................    --   15,726    15,726
  Retained earnings.................................    --      --        --
                                                     ------ -------   -------
    Total shareholder's equity......................    --   15,757    15,757
                                                     ------ -------   -------
    Total liabilities and shareholder's equity...... $9,813 $39,696   $46,339
                                                     ====== =======   =======

          See accompanying notes to consolidated financial statements.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                         CONSOLIDATED INCOME STATEMENTS
                                 (IN THOUSANDS)

                                                                   SIX MONTHS
                                         YEAR ENDED DECEMBER 31, ENDED JUNE 30,
                                         ----------------------- ---------------
                                          1993    1994    1995    1995    1996
                                         ------- ------- ------- ------- -------
                                                                   (UNAUDITED)
Revenues................................ $23,527 $34,745 $65,944 $21,108 $45,243
Cost of revenues........................  18,800  27,800  53,900  18,077  35,309
                                         ------- ------- ------- ------- -------
    Gross profit........................   4,727   6,945  12,044   3,031   9,934
Selling expenses........................   1,665   2,110   5,563   1,249   4,633
General and administrative expenses.....   1,333   1,540   4,866   1,082   3,536
Amortization of goodwill................     --      --      295     --      306
                                         ------- ------- ------- ------- -------
    Earnings from operations............   1,729   3,295   1,320     700   1,459
Interest expense........................     184     283     522     230     126
                                         ------- ------- ------- ------- -------
    Earnings before income taxes........   1,545   3,012     798     470   1,333
Income taxes............................     684   1,277     495     208     712
                                         ------- ------- ------- ------- -------
    Net income.......................... $   861 $ 1,735 $   303 $   262 $   621
                                         ======= ======= ======= ======= =======




          See accompanying notes to consolidated financial statements.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                               ADDITIONAL              TOTAL
                                        COMMON  PAID-IN   RETAINED SHAREHOLDER'S
                                        STOCK   CAPITAL   EARNINGS    EQUITY
                                        ------ ---------- -------- -------------
Balance at December 31, 1992..........   $--    $   --     $  --      $   --
  Current-year earnings...............    --        --        861         861
  Repayments to related party.........    --        --       (861)       (861)
                                         ----   -------    ------     -------
Balance at December 31, 1993..........    --        --        --          --
  Current-year earnings...............    --        --      1,735       1,735
  Repayments to related party.........    --        --     (1,735)     (1,735)
                                         ----   -------    ------     -------
Balance at December 31, 1994..........    --        --        --          --
  Current-year earnings...............    --        --        303         303
  Contribution of LANSystems from
   related party......................     31    15,726       --       15,757
  Repayments to related party.........    --        --       (303)       (303)
                                         ----   -------    ------     -------
Balance at December 31, 1995..........     31    15,726       --       15,757
  Current-period earnings
   (unaudited)........................    --        --        621         621
  Dividend to related party
   (unaudited)........................    --        --       (621)       (621)
                                         ----   -------    ------     -------
Balance at June 30, 1996 (unaudited)..   $ 31   $15,726    $  --      $15,757
                                         ====   =======    ======     =======




          See accompanying notes to consolidated financial statements.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1993    1994      1995      1995      1996
                                 ------  -------  --------  --------  --------
                                                               (UNAUDITED)
Cash flows provided by (used
 in) operating activities:
  Net income...................  $  861  $ 1,735  $    303  $    262  $    621
  Depreciation and
   amortization................   1,516    2,297     3,446     1,528     2,109
  Amortization of goodwill.....     --       --        295       --        306
  Net changes in assets and
   liabilities.................    (989)   2,653      (109)   (3,053)  (12,135)
                                 ------  -------  --------  --------  --------
      Net cash provided by
       (used in) operating
       activities..............   1,388    6,685     3,935    (1,263)   (9,099)
                                 ------  -------  --------  --------  --------
Cash flows used in investing
 activities:
  Capital expenditures.........    (787)  (2,081)   (4,084)   (1,007)   (2,139)
  Acquisition of LANSystems by
   related party...............     --       --    (16,633)  (16,633)     (794)
                                 ------  -------  --------  --------  --------
      Net cash used in
       investing activities....    (787)  (2,081)  (20,717)  (17,640)   (2,933)
                                 ------  -------  --------  --------  --------
Cash flows (used for) provided
 by financing activities:
  Advances from (to) related
   parties, net................     731   (1,990)    4,481     4,007    12,965
  Repayments/dividend to
   related party...............    (861)  (1,735)     (303)     (262)     (621)
  Contribution of LANSystems
   from related party..........     --       --     15,757    15,757       --
  Principal payments on capital
   leases......................    (471)    (879)   (1,301)     (599)     (666)
  Principal payments on
   borrowings..................     --       --     (1,200)      --        --
                                 ------  -------  --------  --------  --------
      Net cash (used for)
       provided by financing
       activities..............    (601)  (4,604)   17,434    18,903    11,678
                                 ------  -------  --------  --------  --------
Net increase (decrease) in cash
 and equivalents...............  $  --   $   --   $    652  $    --   $   (354)
Cash and equivalents, at
 beginning of period...........     --       --        --        --        652
                                 ------  -------  --------  --------  --------
Cash and equivalents, at end of
 period........................  $  --   $   --   $    652  $    --   $    298
                                 ======  =======  ========  ========  ========
The changes in assets and
 liabilities, net of balances
 assumed through acquisitions,
 were as follows:
  Decrease (increase) in
   assets--
    Receivables, net...........  $ (510) $  (964) $ (1,667) $ (2,277) $ (5,742)
    Inventories................     (36)     (62)      543        82      (877)
    Prepaid expenses and other.    (178)      (5)      (24)      --         22
    Income tax receivable......     --       --       (196)      --        (89)
    Deferred income taxes......    (133)    (120)     (496)      (79)      233
    Other noncurrent assets....     --       --         (3)      --         (2)
  Increase (decrease) in
   liabilities--
    Accounts payable...........     166      385       671       752      (891)
    Accrued salary and
     benefits..................      70      368     1,081        46      (640)
    Accrued other expenses.....    (368)     (43)    1,214       644      (572)
    Customer prepayments.......     --     3,094       444      (164)   (2,745)
    Deferred revenues..........     --       --     (1,917)   (2,307)     (579)
    Other noncurrent
     liabilities...............     --       --        241       250      (253)
                                 ------  -------  --------  --------  --------
      Net change in assets and
       liabilities.............  $ (989) $ 2,653  $   (109) $ (3,053) $(12,135)
                                 ======  =======  ========  ========  ========
Cash paid during the period
 for:
  Interest.....................  $  184  $   283  $    522  $    230  $    126
  Income taxes.................     --       --         86       --        246
                                 ======  =======  ========  ========  ========
Supplemental non-cash investing
 and financing activities:
  Capital leases...............  $1,939  $ 2,052  $    581  $    486  $     24
                                 ======  =======  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS:

  Donnelley Business Services ("DBS") was an unincorporated business unit of
R. R. Donnelley & Sons Company ("R.R. Donnelley") from its organization in 1988 through December 31, 1995. On June 21, 1995, R.R. Donnelley acquired LAN Systems, Inc. ("LANSystems") in a business combination accounted for as a purchase (see Note 10 for further discussion). Following the acquisition, LANSystems was a wholly owned subsidiary of R.R. Donnelley and was operated together with DBS. Effective January 1, 1996, R.R. Donnelley contributed the assets and liabilities of DBS to LANSystems and LANSystems changed its name to Donnelley Enterprise Solutions Incorporated ("DESI"). The accompanying financial statements have been restated to reflect the consolidation of entities under common control by R.R. Donnelley since the date of acquisition of LANSystems. LANSystems is included in the results of operations of the accompanying financial statements since July 1, 1995. DESI and its wholly owned subsidiaries are collectively referred to herein as the "Company."

  The Company is a single-source provider of integrated information management services to professional service providers, primarily large law firms, investment banking firms and accounting firms. The Company operates entirely within the information management services segment. Within this segment, the Company offers two general categories of services: business services outsourcing and information technology services. The Company's business services outsourcing offerings include document services, such as reprographic, networked and color printing, mailroom and facsimile services; word processing and desktop publishing; and imaging. The Company's information technology services include systems integration, consulting, systems management outsourcing and software development.

2. SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Consolidation

  The consolidated financial statements include all accounts of the Company. All material intercompany balances and transactions are eliminated in consolidation.

 Unaudited Financial Statements

  The unaudited consolidated income statements and cash flows for the six months ended June 30, 1995 and 1996, the unaudited consolidated balance sheet as of June 30, 1996, and the unaudited consolidated statement of changes in shareholder's equity for the six months ended June 30, 1996 include, in the opinion of management, all adjustments necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. In the opinion of management, all these adjustments are of a normal and recurring nature. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

 Revenue Recognition and Deferred Revenues

  Business Services Outsourcing--The Company recognizes revenues related to its outsourcing business upon rendering of service. All outsourcing contracts are billed on a monthly basis. At December 31, 1994 and 1995, and June 30, 1996, unbilled revenues amounted to $1,024,000, $150,000 and $3,892,000, respectively.

  Information Technology Services--For material information technology projects with a duration of three months or longer that require installation, system design and integration, the Company recognizes revenue under the percentage-of-completion method, using labor costs incurred to date in

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED relation to estimated total labor costs of the contracts to measure stage of completion. The cumulative effects of revisions of estimated total labor costs and revenues are recorded in the period in which the facts requiring the revision become known. When a loss is anticipated on a contract, the full amount thereof is provided currently. Claims, including change orders, are reflected at estimated recoverable amounts. At December 31, 1995 and June 30, 1996, estimated revenue in excess of billings on uncompleted contracts amounted to $1,323,000 and $1,768,000, respectively.

  For all other information technology projects, the Company recognizes revenue upon substantial completion of the project.

  Amounts billed for systems maintenance contracts are recorded as deferred revenue and recognized in revenue over the term of the contract on a straight-line basis.

 Inventories

  Inventories consist of materials and supplies and are carried at the lower of weighted average cost or market.

 Property and Equipment--Capitalization and Depreciation

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on useful lives of 2 to 5 years. Maintenance and repair costs are charged to expense as incurred. When properties are retired or disposed, the costs and related depreciation reserves are eliminated and the resulting profit or loss is recognized in income.

  Leasehold improvements are amortized over the life of the related lease. Leased capitalized assets are depreciated over the life of the related lease or the normal useful life of the asset, whichever is lower.

 Goodwill--Capitalization and Amortization

  Goodwill consists of the excess of purchase price over the fair market value of net assets acquired as a result of the acquisition of LANSystems on June 21, 1995. The goodwill is amortized over its estimated useful life of 20 years. Accumulated amortization at December 31, 1995, and June 30, 1996, was $295,000 and $601,000, respectively.

 Impairment of Long-Lived Assets

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121--"Accounting for the Impairment of Long-Lived Assets" effective January 1, 1995. In accordance with the requirements of SFAS No. 121, the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived assets may not be recoverable. When such events or circumstances indicate the carrying value of an asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the asset over the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company recognizes an impairment loss for the amount by which the net book value of the asset exceeds its estimated fair market value. The Company has not recognized any material impairment losses for the year ended December 31, 1995 and the six month period ended June 30, 1996.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

 Research and Development

  Research and development expenditures are charged to earnings as incurred and amounted to $863,000, $895,000, $1,274,000, $342,000 and $520,000 for the
years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996, respectively. These costs are reflected in the Company's consolidated statements of income as general and administrative expenses.

 Income Taxes

  For all periods presented, the Company is included in the consolidated federal income tax return of R.R. Donnelley. The consolidated tax provision is presented as if the Company filed a separate tax return. Deferred taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income calculated in a given year and the bases of assets and liabilities, in accordance with SFAS No. 109--"Accounting for Income Taxes." Income taxes are paid by R.R. Donnelley on behalf of the Company.

  Effective January 1, 1993, the Company adopted SFAS No. 109. The impact of the adoption was not material to the Company's financial position or results of operations.

 Use of Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT CLIENTS:

  A majority of the Company's revenues are attributable to clients operating in the professional services industry. For the year ended December 31, 1993, there were three clients that accounted for greater than 10% of revenues. Individually, these clients accounted for approximately 27%, 12% and 11% of the Company's revenues for such year. For the year ended December 31, 1994, one client accounted for approximately 15% of the Company's revenues. For the year ended December 31, 1995 and the six months ended June 30, 1996, no clients accounted for greater than 10% of the Company's revenues.

4. TRANSACTIONS WITH R. R. DONNELLEY & SONS COMPANY:

  Related-party transactions with R.R. Donnelley not disclosed elsewhere in the financial statements are as follows:

 Accounts Receivable Sold Without Recourse

  The Company sells certain accounts receivable, without recourse, to R.R. Donnelley Receivables, Inc. ("DRI"), a wholly owned subsidiary of R.R. Donnelley. The amount of the receivables sold was directly offset against the advances due to related party. The Company was not charged for any factoring costs related to these receivables and, therefore, the financial statements do not include any charge for factoring costs. During the years ended December 31, 1993, 1994 and 1995, the Company factored $22.1 million, $33.9 million and $44.8 million of receivables to DRI, respectively. Factored receivables that remain uncollected by DRI were $6.2 million, $14.6 million and $6.8 million at December 31, 1994 and 1995, and June 30, 1996, and are excluded from the accompanying consolidated balance sheets.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

 Employee Benefit Programs

  The Company's employees participate in various employee benefit programs that are sponsored by R.R. Donnelley, including those employees acquired in connection with the acquisition of LANSystems who began participating in all such programs other than the defined benefit pension plan as of January 1, 1996 and, with respect to the defined benefit pension plan, as of June 21, 1995. The employee benefit programs sponsored by R.R. Donnelley include medical, dental and life insurance, workers' compensation and a defined benefit pension plan. The Company reimburses R.R. Donnelley for its proportionate cost of these programs based on historical experience and relative headcount. The Company recorded expense related to the reimbursement of these costs of approximately $0.6 million, $0.9 million and $1.9 million in the years ended December 31, 1993, 1994 and 1995, respectively. The costs are charged to cost of revenues, selling expense and general and administrative expense based on the number of employees in each of these categories. The Company believes its allocation of the proportionate cost is reasonable. R.R. Donnelley is liable for all payments under these programs and, thus, no liability for these benefits has been reflected on the accompanying consolidated balance sheet.

  The weighted average discount rate used in determining the actuarial present value of the benefit obligation for the defined benefit pension plan was 7.5%, 8.5% and 7.25% for the years ended December 31, 1993, 1994 and 1995, respectively. The rate of increase in future compensation levels assumed was 5% for 1993 and 4% for 1994 and 1995. The expected long-term rate of return on plan assets was 9.5% for all three years.

  On May 1, 1996, the Company terminated its participation in the R.R. Donnelley defined benefit pension plan. R.R. Donnelley has retained all assets and liabilities related to the plan.

  Effective January 1, 1997, the Company intends to offer employees a 401(k) savings plan with the Company matching a portion of the amounts contributed by employees.

 Postretirement Medical and Life Insurance Benefits

  The Company's employees participate in a postretirement benefit program sponsored by R.R. Donnelley, including those employees acquired in connection with the acquisition of LANSystems, who began participating as of January 1, 1996. This plan provides certain postretirement medical and life insurance benefits. The Company reimburses R.R. Donnelley for its proportionate cost of these programs based on an estimation of the proportionate costs attributable to its employees. The Company recorded expense related to the reimbursement of these costs of approximately $36,000, $67,000 and $101,000 in the years ended December 31, 1993, 1994 and 1995, respectively. R.R. Donnelley is liable for all payments under these programs and, thus, no liability for these benefits has been reflected on the accompanying consolidated balance sheet.

  On May 1, 1996, the Company terminated its participation in the R.R. Donnelley postretirement medical and life insurance benefits plan. R.R. Donnelley has retained all liabilities related to the plan.

 Corporate Services

  R.R. Donnelley provides certain support services to the Company including legal, tax, benefits administration, data processing, internal audit and payroll services. These charges are allocated by R.R. Donnelley to the Company based on various formulas which reasonably approximate the actual costs incurred. The corporate assessments recorded by the Company for these allocations in the

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED accompanying consolidated income statements were approximately $400,000, $500,000 and $650,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The amounts allocated by R.R. Donnelley are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with R.R. Donnelley. However, the Company believes that the allocation is reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

 Sales Through R.R. Donnelley

  The Company sells services to clients who are also clients of R.R. Donnelley. For some of these sales, an R.R. Donnelley salesman will assist the Company in making the initial client contact and executing the transaction. To compensate for these services, the Company pays a commission fee to the respective R.R. Donnelley salesman. Management believes these commission fees approximate the actual costs which may have been incurred had the Company operated as an entity unaffiliated with R.R. Donnelley. Total commissions expense related to these sales approximated $0, $77,000 and $65,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The sales for which these commissions relate approximated $0, $5,653,000 and $6,027,000, respectively. The Company sells information technology services and products to R.R. Donnelley. These sales approximated $955,000 and $1,665,000 for the period July 1, 1995 through December 31, 1995 and the six-month period ended June 30, 1996, respectively. The receivables from R.R. Donnelley related to these sales are reflected in the advances due to related party discussed in
Note 8.

 Stock Purchase Plan

  The Company participates in a stock purchase plan for selected managers and key staff employees which is sponsored by R.R. Donnelley. Under the plan, the Company is required to contribute an amount equal to 70% of participants' contributions, of which 50% is applied to the purchase of R.R. Donnelley common stock and 20% is paid in cash. Amounts charged to expense by the Company for this plan were $56,000, $28,600 and $135,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Effective July 1, 1995, employees acquired in connection with the acquisition of LANSystems participate in these stock purchase plan benefits. Concurrent with an initial public offering of the Company's stock this plan will be terminated.

 Impact of Operating as a Stand-Alone Entity

  The accompanying financial statements reflect the Company's costs of doing business, including expenses incurred by R.R. Donnelley on the Company's behalf in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 55. However, the Company estimates it would have incurred increased expenses as a stand-alone company as well as other incremental public company expenses. The estimated pro forma impact of all of the above adjustments would have reduced pretax income by approximately $1,039,000 and $47,000 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

5. PROPERTY AND EQUIPMENT:

  Property and equipment consisted of the following (in thousands):

                                                    DECEMBER 31,
                                                   ----------------   JUNE 30,
                                                    1994     1995       1996
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
      Machinery and equipment..................... $ 6,369  $10,722   $ 12,607
      Capital leases..............................   6,134    6,715      6,739
      Leasehold improvements......................     424      757        762
                                                   -------  -------   --------
          Total property and equipment............  12,927   18,194     20,108
      Accumulated depreciation and amortization...  (5,735)  (9,119)   (10,979)
                                                   -------  -------   --------
          Net property and equipment.............. $ 7,192  $ 9,075   $  9,129
                                                   =======  =======   ========

  Depreciation and amortization expense of property and equipment included in the accompanying consolidated income statements was $1,516,000, $2,297,000, $3,446,000, $1,528,000 and $2,109,000 for the years ended December 31, 1993,
1994 and 1995, and the six months ended June 30, 1995 and 1996, respectively.

6. LEASE OBLIGATIONS:

  The Company leases office space and various office equipment. These leases are mainly accounted for as operating leases. Rental costs under operating lease agreements approximated $2,690,000, $3,928,000 and $6,065,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  The Company leases a significant amount of equipment used at its business services outsourcing sites. The leases are mainly accounted for as capital leases. The gross amounts of property and equipment representing capital leases in the accompanying consolidated balance sheets at December 31, 1994 and 1995 and June 30, 1996 were approximately $6,134,000, $6,715,000 and
$6,739,000, respectively. Similar amounts for accumulated amortization were $2,471,000, $3,831,000 and $4,490,000 respectively. Amortization of capital lease assets is included in depreciation and amortization expense of property and equipment.

  Minimum future lease obligations at December 31, 1995, are as follows (in thousands):

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
      Period ending December 31--
        1996..................................................  $1,328   $1,591
        1997..................................................     955    1,086
        1998..................................................     628      602
        1999..................................................     500      291
        2000 and thereafter...................................     974       14
                                                                ------   ------
          Total minimum payments..............................  $4,385   $3,584
                                                                ======
      Less: Amount representing interest......................              459
                                                                         ------
      Present value of minimum lease payments.................           $3,125
                                                                         ======

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

7. COMMITMENTS AND CONTINGENCIES:

  The Company is party to certain litigation arising in the ordinary course of business which, in the opinion of management, will not have a material adverse effect on the operations or financial position of the Company.

8. ADVANCES DUE TO A RELATED PARTY:

  Advances due to related party represent advances from R.R. Donnelley to fund operating and investing activities, net of cash advanced to R.R. Donnelley from operating cash flows generated by the Company. Advances owed to R.R. Donnelley are non-interest bearing and are payable on demand or become due and payable immediately upon completion of an initial public offering of the Company's Common Stock.

9. INCOME TAXES:

  The components of the provision for income taxes are as follows (in thousands):


                                                                    SIX MONTHS
                                                  YEAR ENDED           ENDED
                                                 DECEMBER 31,        JUNE 30,
                                               -------------------  ------------
                                               1993   1994   1995   1995   1996
                                               ----  ------  -----  -----  -----
                                                                    (UNAUDITED)
Federal--
  Current..................................... $657  $1,133  $ 884  $ 229  $ 464
  Deferred....................................  (97)    (87)  (478)   (58)   120
State--
  Current.....................................  160     264    107     58     15
  Deferred....................................  (36)    (33)   (18)   (21)   113
                                               ----  ------  -----  -----  -----
    Total provision........................... $684  $1,277  $ 495  $ 208  $ 712
                                               ====  ======  =====  =====  =====

  A reconciliation of the effective tax rate from the statutory U.S. federal income tax rate of 34% is as follows:

                                                                   SIX MONTHS
                                                   YEAR ENDED         ENDED
                                                  DECEMBER 31,      JUNE 30,
                                                 ----------------  ------------
                                                 1993  1994  1995  1995   1996
                                                 ----  ----  ----  -----  -----
                                                                   (UNAUDITED)
Federal rate.................................... 34.0% 34.0% 34.0%  34.0%  34.0%
State taxes, net of federal benefit.............  8.0   7.7  11.2    7.9    9.6
Goodwill amortization...........................   --    --  11.3     --    6.3
Meals and entertainment.........................  2.3   0.7   5.4    1.8    3.4
Other...........................................   --    --   0.1     --    0.1
                                                 ----  ----  ----  -----  -----
    Effective tax rate.......................... 44.3% 42.4% 62.0%  43.7%  53.4%
                                                 ====  ====  ====  =====  =====

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

  The following summarizes the estimated tax effect of significant cumulative temporary differences that are included in the net deferred income tax asset, which is classified between current and long-term in the accompanying consolidated balance sheets (in thousands):

                                                     DECEMBER 31,
                                                     -------------   JUNE 30,
                                                     1994   1995       1996
                                                     -------------  -----------
                                                                    (UNAUDITED)
      Vacation liability............................ $  86 $    50    $  234
      Payroll and related liabilities...............    17     442       188
      Allowance for doubtful accounts...............    --     252       223
      Inventory.....................................    --     396       485
      Percentage of completion......................    --     (33)     (339)
      Miscellaneous, other..........................    24     115       187
                                                     ----- -------    ------
          Total net current deferred tax asset......   127   1,222       978
                                                     ----- -------    ------
      Accumulated depreciation......................   252     573       688
      Reserves and accruals not deductable until
       paid.........................................    --     213       124
      Miscellaneous, other..........................    --      (6)      (21)
                                                     ----- -------    ------
          Total net noncurrent deferred tax asset...   252     780       791
                                                     ----- -------    ------
          Total..................................... $ 379 $ 2,002    $1,769
                                                     ===== =======    ======

  The Company has not provided a valuation allowance for deferred tax assets because, although realization is not assured, the Company believes it is more likely than not that such tax assets will be recognized through reversals of taxable timing differences and taxable income in future periods.

  Taxes payable are included in advances due to R.R. Donnelley.

10. ACQUISITION OF LANSYSTEMS:

  As discussed in Note 1, LANSystems was acquired on June 21, 1995 for cash of approximately $16.6 million and certain contingent payment obligations ("earnout"). The acquisition was accounted for as a purchase, with the excess of the purchase price over the fair market value of net assets acquired being allocated to goodwill in the amount of approximately $11.8 million. The goodwill is being amortized over its estimated useful life of 20 years.

  The earnout provisions provided for contingent payments of up to $12.9 million payable to former LANSystems shareholders and management participants based on the achievement of specified financial targets for the years ended December 31, 1995 through 1998. In the six months ended June 30, 1996, $794,000 was recorded as additional goodwill related to the 1995 earnout.

  The following unaudited pro forma income statements were prepared to illustrate the estimated effects of the acquisition as if it had occurred on January 1, 1994. The pro forma adjustments are based on the available information and upon certain assumptions the Company believes are reasonable. The pro forma income statements do not purport to represent what the Company's income statements would actually have been if such transaction in fact had occurred on January 1, 1994, or to project the Company's income statements for any future period. The information below reflects an

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED adjustment for the amortization of goodwill based on the new cost basis of the Company, as well as an adjustment to the income tax provision to reflect the tax effect of the aforementioned adjustment.

                                                                1994    1995
                                                               ------- -------
                                                               (IN THOUSANDS)
      Revenues...............................................  $65,326 $79,545
      Cost of revenues.......................................   48,799  64,336
                                                               ------- -------
          Gross profit.......................................   16,527  15,209
      Selling expenses.......................................    6,501   7,918
      General and administrative expenses....................    4,728   7,096
      Amortization of goodwill...............................    1,065   1,065
                                                               ------- -------
          Earnings (loss) from operations....................    4,233    (870)
      Interest expense.......................................      335     543
                                                               ------- -------
          Earnings (loss) before income taxes................    3,898  (1,413)
      Income taxes...........................................    2,139     (63)
                                                               ------- -------
          Net income (loss)..................................  $ 1,759 $(1,350)
                                                               ======= =======

11. SUBSEQUENT EVENTS:

  Effective January 1, 1996, R.R. Donnelley contributed the assets and liabilities of DBS into LANSystems and this wholly owned subsidiary was renamed Donnelley Enterprise Solutions Incorporated. This contribution between entities under R.R. Donnelley's common control resulted in the historical costs bases of DBS (prior to the contribution) being carried over to DESI with no gain or loss recognized as a result of the transaction.

  In July 1996, the Company declared a dividend of $8.0 million paid in the form of a promissory note to R.R. Donnelley, which is payable on demand or an initial public offering of the Company's Common Stock and bears interest at the prime rate per annum payable quarterly.

  In July 1996, R.R. Donnelley and DESI sought to modify the LANSystems earnout because immediate payment of the maximum remaining earnout would be triggered by completion of an initial public offering of DESI's common stock in 1996. Earnout participants having the right to approximately 99% of the earnout have agreed to a modification pursuant to which they will be entitled to payment on the earlier of completion of such a public offering or October 31, 1996 of approximately $8.7 million in final satisfaction of the earnout payments due under the acquisition agreement. Earnout participants who have not agreed, and who do not subsequently agree, to this modification will be entitled to receive the maximum remaining amount of the earnout, aggregating approximately $100,000, upon completion of such offering. Payments made to the earnout participants will be treated as additional purchase price for LANSystems, resulting in an increase in goodwill, which will be amortized over the remaining useful life (approximately 19 years).

  In August 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's Common Stock.

  In September 1996, each outstanding share of Common Stock, par value $1.00 per share, of DESI was reclassified into 31,450 shares of Common Stock, par value $.01 per share; the authorized number of Common Stock was increased from 1,000 to 15,000,000; and 1,000,000 shares of Preferred Stock, $.01 par value per share, were authorized. The reclassification has been retroactively reflected in the accompanying financial statements.

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

  The Company and Thomas P. Bradbury, who served as President, LANSystems division, have announced that Mr. Bradbury left the Company on October 11, 1996. The Company and Mr. Bradbury expect to enter into an agreement pursuant to which the Company will agree to continue to pay Mr. Bradbury his salary through June 21, 1997, pay him a pro-rated bonus for 1996 and permit him to participate in the Company's employee benefit plans through such date. The Company has recorded a charge of $300,000 in the third quarter of 1996 in respect of the foregoing severance arrangement.

  The Company has received a commitment letter for a facility under which it will be entitled to borrow up to $22.0 million on a revolving credit basis after certain conditions precedent are satisfied, including the completion of the Offering and the repayment of all advances the Company owes to R.R. Donnelley and all of the Company's earnout payment obligations relating to its acquisition of LANSystems. Amounts available under such facility will not exceed a percentage of the Company's billed and unbilled accounts receivable, and borrowings will mature in three years and bear interest (i) at the prime rate announced by the bank acting as agent under the facility or
(ii) at the applicable LIBOR rate plus, depending on the Company's fixed charge coverage ratio, up to 125 basis points per annum. In addition, the Company will pay a commitment fee of 20 to 30 basis points per annum, depending on its fixed charge coverage ratio. The facility will contain customary financial and other covenants, including requirements to maintain a minimum consolidated net worth, a minimum fixed charge coverage ratio and a maximum leverage ratio, and restrictions on liens, investments, dividends, indebtedness, acquisitions and transactions with affiliates.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of LAN Systems, Inc.:

  We have audited the accompanying consolidated balance sheet of LAN Systems, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years then ended and for the period from January 1, 1995 through June 21, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LAN Systems, Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for each of two years then ended and for the period from January 1, 1995 through June 21, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 5 to the consolidated financial statements effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                          Arthur Andersen LLP
New York, New York
March 19, 1996

                       LAN SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1994

                                     ASSETS

Current assets:
  Cash and equivalents............................................. $ 3,355,819
  Accounts receivable, less allowance for doubtful accounts of
   $200,000........................................................   6,554,922
  Inventories......................................................   3,634,949
  Prepaid expenses and other current assets........................     168,971
  Deferred income taxes............................................     484,974
                                                                    -----------
    Total current assets...........................................  14,199,635
Property and equipment, net, at cost...............................     930,812
Deferred income taxes..............................................     135,539
Other noncurrent assets............................................      55,734
                                                                    -----------
Total assets....................................................... $15,321,720
                                                                    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................................. $ 5,052,325
  Accrued salary and benefits......................................     978,462
  Accrued other expenses...........................................   1,384,767
  Deferred revenue.................................................   2,970,906
                                                                    -----------
    Total current liabilities......................................  10,386,460
                                                                    -----------
Long-term debt.....................................................     250,000
Other noncurrent liabilities.......................................      19,821
Redeemable preferred stock.........................................   5,670,156
Shareholders' equity:
  Preferred and common stock warrants..............................      28,939
  Common stock, par value $.001; authorized 2,500,000 shares.......         962
  Accumulated deficit..............................................  (1,033,618)
  Common stock in treasury, at cost................................      (1,000)
                                                                    -----------
    Total shareholders' equity.....................................  (1,004,717)
                                                                    -----------
    Total liabilities and shareholders' equity..................... $15,321,720
                                                                    ===========

          See accompanying notes to consolidated financial statements.

                       LAN SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND PERIOD ENDED JUNE 21, 1995

                                                                   JANUARY 1,
                                                                     1995 TO
                                                                    JUNE 21,
                                             1993         1994        1995
                                          -----------  ----------- -----------
Revenues................................. $28,824,870  $30,580,638 $13,601,355
Cost of revenues.........................  20,867,991   20,998,774  10,436,355
                                          -----------  ----------- -----------
    Gross profit.........................   7,956,879    9,581,864   3,165,000
Selling expenses.........................   4,036,937    4,390,725   2,354,995
General and administrative expenses......   2,886,705    3,188,222   2,229,715
                                          -----------  ----------- -----------
    Earnings (loss) from operations......   1,033,237    2,002,917  (1,419,710)
Interest expense (income), net...........     (17,667)      51,867      21,010
                                          -----------  ----------- -----------
    Income (loss) before income taxes and
     cumulative effect of a change in
     accounting principle................   1,050,904    1,951,050  (1,440,720)
Income taxes (benefit) provision.........     492,226      858,000    (534,000)
                                          -----------  ----------- -----------
    Income (loss) before cumulative
     effect of a change in accounting
     principle...........................     558,678    1,093,050    (906,720)
Cumulative effect of a change in
 accounting principle....................     104,830          --          --
                                          -----------  ----------- -----------
    Net income (loss).................... $   663,508  $ 1,093,050 $  (906,720)
                                          ===========  =========== ===========

          See accompanying notes to consolidated financial statements.

                       LAN SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND PERIOD ENDED JUNE 21, 1995

                                     COMMON STOCK   ADDITIONAL
                                   ----------------  PAID-IN   TREASURY  ACCUMULATED
                          WARRANTS  SHARES   AMOUNT  CAPITAL    STOCK      DEFICIT       TOTAL
                          -------- --------- ------ ---------- --------  -----------  -----------
Balance, December 31,
 1992...................  $ 2,645    960,086 $  960  $    --   $(1,000)  $(1,208,164) $(1,205,559)
Net income..............      --         --     --        --       --        663,508      663,508
Exercise of stock
 options................      --         380    --        380      --            --           380
Accretion of dividends
 on preferred stock.....      --         --     --       (380)     --       (816,566)    (816,946)
Reclassification of
 preferred stock
 redeemed in 1994.......      --         --     --        --       --            --           --
                          -------  --------- ------  --------  -------   -----------  -----------
Balance, December 31,
 1993...................    2,645    960,466    960       --    (1,000)   (1,361,222)  (1,358,617)
Net income..............      --         --     --        --       --      1,093,050    1,093,050
Exercise of stock
 options................      --       1,270      2     1,358      --            --         1,360
Accretion of dividends
 on preferred stock.....      --         --     --     (1,358)     --       (765,446)    (766,804)
Dividends on preferred
 stock redeemed in 1994.      --         --     --        --       --            --           --
Redemptions of preferred
 stock..................      --         --     --        --       --            --           --
Issuance of common stock
 warrants...............   26,294        --     --        --       --            --        26,294
                          -------  --------- ------  --------  -------   -----------  -----------
Balance, December 31,
 1994...................   28,939    961,736    962       --    (1,000)   (1,033,618)  (1,004,717)
Net loss................      --         --     --        --       --       (906,720)    (906,720)
Exercise of stock
 options................      --      53,500     53   106,047      --            --       106,100
Accretion of dividends
 on preferred stock.....      --         --     --   (106,047)     --       (248,025)    (354,072)
                          -------  --------- ------  --------  -------   -----------  -----------
Balance, June 21, 1995..  $28,939  1,015,236 $1,015  $    --   $(1,000)  $(2,188,363) $(2,159,409)
                          =======  ========= ======  ========  =======   ===========  ===========




          See accompanying notes to consolidated financial statements.

                       LAN SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND PERIOD ENDED JUNE 21, 1995

                                                                   JANUARY 1,
                                                                     1995 TO
                                           1993         1994      JUNE 21, 1995
                                        -----------  -----------  -------------
Cash flows (used in) from operating
 activities:
  Net (loss) income.................... $   663,508  $ 1,093,050   $  (906,720)
  Adjustments to reconcile net income
   to net cash provided by operating
   activities-
    Depreciation and amortization......     348,488      405,246       589,933
    Provision for allowance for
     doubtful accounts.................          --       60,000        14,000
    (Increase) decrease in deferred
     income taxes......................     114,267     (201,806)     (240,870)
    Cumulative effect of a change in
     accounting principle..............    (104,830)          --            --
    Changes in assets and liabilities-
      Increase in accounts receivable..  (2,560,725)    (765,583)   (1,187,832)
      Increase in inventories..........    (428,721)  (1,343,054)     (197,545)
      (Increase) decrease in prepaid
       expenses and other current
       assets..........................     189,478     (94,900)      (383,838)
      (Increase) decrease in other
       noncurrent assets...............        (283)       1,538          (344)
      (Decrease) increase in accounts
       payable.........................     626,588    1,586,804      (746,066)
      (Decrease) increase in accrued
       salary and benefits.............     344,423      192,273      (232,405)
      (Decrease) increase in accrued
       other expenses..................     382,586      233,585      (765,063)
      Increase in deferred revenue.....   1,189,875      757,216       277,613
      Decrease in other noncurrent
       liabilities.....................     (16,380)     (16,380)       (8,190)
                                        -----------  -----------   -----------
        Net cash (used in) provided by
         operating activities..........     748,274    1,907,989    (3,787,327)
                                        -----------  -----------   -----------
Cash flows used in investing
 activities:
Purchase of property and equipment.....    (414,850)    (452,147)     (323,202)
                                        -----------  -----------   -----------
        Net cash used in investing
         activities....................    (414,850)    (452,147)     (323,202)
                                        -----------  -----------   -----------
Cash flows from financing activities:
  Issuance of long-term debt...........          --      750,000            --
  Proceeds from short-term borrowings..          --      700,000     1,200,000
  Payments on borrowings...............     (44,835)    (915,363)     (551,390)
  Redemption of preferred stock........          --   (1,055,168)           --
  Issuance of common stock warrants....          --       26,294            --
  Proceeds from exercise of stock
   options.............................         380        1,360       106,100
                                        -----------  -----------   -----------
        Net cash provided by (used in)
         financing activities..........     (44,455)    (492,877)      754,710
                                        -----------  -----------   -----------
        Net (decrease) increase in
         cash..........................     288,969      962,965    (3,355,819)
Cash, beginning of year................   2,103,885    2,392,854     3,355,819
                                        -----------  -----------   -----------
Cash, end of period.................... $ 2,392,854  $ 3,355,819   $       --
                                        ===========  ===========   ===========
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for-
    Interest........................... $     4,751  $    61,356   $    37,175
    Income taxes.......................     175,009      502,051       434,337
Supplemental Schedule of Noncash
 Investing and Financing Activities:
  Accretion of dividends on preferred
   stock...............................     816,946      766,804       354,072

          See accompanying notes to consolidated financial statements.

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND PERIOD ENDED JUNE 21, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  LAN Systems, Inc. ("LANSystems") provides information technology services comprised of systems integration, consulting and software development services. LANSystems operates in a marketplace characterized by rapid technological developments and discoveries which often result in partial or total obsolescence of computer based products, including software.

 Principles of Consolidation

  The consolidated financial statements included herein are for the two years as of and ended December 31, 1993 and 1994 and for the period from January 1, 1995 through June 21, 1995 (hereafter referred to as "the period").

  The consolidated financial statements include the accounts of LANSystems and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

 Revenue Recognition

  For material projects with a duration of three months or longer that require installation, system design and integration, LANSystems records revenue under the percentage-of-completion method, using labor costs incurred to date in relation to estimated total labor costs of the contracts to measure the stage of completion. The cumulative effects of revisions of estimated total labor costs and revenues are recorded in the period in which the facts requiring the revision become known. When a loss is anticipated on a contract, the full amount thereof is provided currently. Claims, including change orders, are reflected at estimated recoverable amounts. At December 31, 1994, estimated revenue in excess of billings on uncompleted contracts amounts to approximately $153,000.

  For all other projects, LANSystems records revenue upon substantial completion of the project.

  Amounts billed for maintenance contracts are credited to deferred revenue and recognized in revenue over the term of the contract on a straight-line basis.

 Cash

  As of December 31, 1994, LANSystems has $125,000 of restricted cash which serves as collateral for an irrevocable letter of credit issued in lieu of a cash security deposit for certain leased office facilities.

 Inventories

  Inventory is valued at the lower of cost (weighted average) or market.

 Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation and amortization. These assets are depreciated using the straight-line method over three to five years. Leasehold improvements are amortized over the life of the related lease.

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

 Research and Development

  Research and development expenditures are charged to earnings as incurred and amounted to $520,200, $434,176 and $236,594, for the years ended December 31, 1993 and 1994, and the period from January 1, 1995 through June 21, 1995, respectively. These costs are reflected in LANSystem's consolidated statements of income as general and administrative expenses.

 Utilization of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. PREFERRED STOCK AND WARRANTS

  LANSystems issued two classes of preferred stock with detachable warrants, each with a $1.00 par value, and 500,000 shares authorized. At December 31, 1994 and June 21, 1995 the Company had 550,189 shares of Preferred Stock outstanding. In December 1988, LANSystems issued 337,500 shares of Class A Preferred Stock for $1,350,000. In October 1989, LANSystems issued 322,727 shares of Class B Preferred Stock for $1,775,645. (The Class A Preferred Stock and Class B Preferred Stock are referred to, collectively, as the "Preferred Stock".) The Preferred Stock, which accrues dividends at a rate of 15% per annum, has voting rights equivalent to those provided to common shareholders and is convertible at the option of the holder into common stock on a one-for-one basis.

  A detachable warrant to purchase one share of Preferred Stock was issued for every five shares of Preferred Stock purchased. The exercise prices for the warrants are $4 per share for Class A Preferred Stock and $5.50 per share for the Class B Preferred Stock. All warrants expire ten years from the date of issuance, or the day prior to the conversion or redemption of all of the Preferred Stock, whichever is earlier.

  The Preferred Stock may be redeemed, at the option of the holder, at an amount equal to the greater of (a) the liquidation amount, as defined by the agreement, or (b) fifteen times the average after tax earnings per common share of LANSystems for the prior two years. The redemption of Preferred Stock was limited to a maximum of one-third of the total shares in 1994, two-thirds of the then outstanding shares in 1995 and, if redeemed after January 1, 1996, the total amount of shares outstanding. As of December 31, 1994, the liquidation amount per share of Class A Preferred Stock and Class B Preferred Stock is $9.25 and $11.41, respectively.

  On March 15, 1994, LANSystems and the preferred stockholders entered into an agreement to modify the original terms of redemption. On that date, LANSystems redeemed 56,250 shares of Class A and 53,788 shares of Class B Preferred Stock for $8.24 and $11 per share, respectively. The preferred stockholders waived their rights to any additional redemptions until January 1, 1996, at which time all outstanding shares may be redeemed based on the redemption calculation discussed in the preceding paragraph. In exchange for the waiver of redemption rights, LANSystems issued warrants to the preferred stockholders to purchase 175,000 shares of common stock at an exercise price of $3.50 per share, subject to adjustments as defined in the agreement. The warrants expire on March 1, 1999 and contain certain antidilution provisions.

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

  As of December 31, 1994, preferred stock, which has been classified as a liability on the accompanying balance sheet, consists of the following:

                                                           CLASS A    CLASS B
                                                          ---------- ----------
      Original issuance price............................ $1,125,000 $1,479,165
      Accumulated dividend accretion.....................  1,476,562  1,589,429
                                                          ---------- ----------
                                                          $2,601,562 $3,068,594
                                                          ========== ==========

  As discussed in Note 10, subsequent to June 21, 1995 LANSystems was acquired by R. R. Donnelley & Sons Company ("R.R. Donnelley") whereby the outstanding preferred stock and preferred stock warrants were converted into rights to receive a fixed cash payment.

3. FINANCING ARRANGEMENTS AND LONG-TERM DEBT

  LANSystems had a $1,500,000 working capital credit agreement with a bank which originally extended through April 5, 1996. This credit agreement was terminated at the date of acquisition of LANSystems by R.R. Donnelley. Borrowings under the line bear interest at the prime rate plus 1.5% and are secured by all assets of LANSystems. The agreement requires that LANSystems, among other things, maintain certain financial ratios. As of December 31, 1994, LANSystems had no borrowings under the line of credit.

  In connection with the redemption of preferred stock in March 1994, LANSystems borrowed $750,000 from a bank bearing interest at the prime rate plus 2.0% payable in thirty equal monthly installments from April 1994 through September 1996.

  As of December 31, 1994, long-term debt consists of the following:

      Note payable to bank............................................. $550,000
      Other............................................................    1,390
                                                                        --------
                                                                         551,390
      Less--Current portion............................................  301,390
                                                                        --------
                                                                        $250,000
                                                                        ========

  As of December 31, 1994, long-term debt matures as follows:

      1995............................................................. $301,390
      1996.............................................................  250,000

  For the years ended December 31, 1993 and 1994, and the period ended June 21, 1995 total interest expense was $68,774, $4,751 and $37,428, respectively. On June 21, 1995, LANSystems paid the outstanding long-term debt balance. Subsequent to June 21, 1995 LANSystems paid off all amounts outstanding under the working capital credit agreement.

4. COMMITMENTS

  LANSystems leases office facilities under noncancelable operating leases which expire at various dates through 2002. Future minimum lease payments under operating leases as of June 21, 1995 are:

      Period ended December 31, 1995................................ $  349,727
      Year ending December 31:
        1996........................................................    669,382
        1997........................................................    500,525
        1998........................................................    384,786
        1999........................................................    364,038
        Thereafter..................................................    645,439
                                                                     ----------
                                                                     $2,913,897
                                                                     ==========

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

  Rent expense for operating leases for the years ended December 31, 1993 and 1994, and the period ended June 21, 1995 was $639,672, $720,843 and $338,215, respectively.

5. INCOME TAXES

  Effective January 1, 1993, LANSystems changed its method of accounting for income taxes from the deferred method to the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). As permitted under SFAS No. 109, LANSystems adopted this method of accounting via a cumulative effect of a change in accounting principle.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  The components of the (benefit) provision for taxes for the years ended December 31, 1993 and 1994, and the period ended June 21, 1995 are as follows:

                                               FOR THE YEARS ENDED
                                                   DECEMBER 31
                                               ------------------- PERIOD ENDED
                                                 1993      1994    JUNE 21, 1995
                                               --------- --------- -------------
      Federal................................. $ 258,278 $ 623,000   $(377,000)
      State...................................   233,948   235,000    (157,000)
                                               --------- ---------   ---------
          Total tax (benefit) provision....... $ 492,226 $ 858,000   $(534,000)
                                               ========= =========   =========

  The current and deferred portions of the income tax (benefit) provision are as follows:

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31
                                              -------------------  PERIOD ENDED
                                                1993      1994     JUNE 21, 1995
                                              -------- ----------  -------------
      Current................................ $377,959 $1,059,806    $(290,253)
      Deferred...............................  114,267   (201,806)    (243,747)
                                              -------- ----------    ---------
          Total tax (benefit) provision...... $492,226 $  858,000    $(534,000)
                                              ======== ==========    =========

  A reconciliation of the effective tax rate from statutory U.S. federal income tax rate of 34% is as follows:

                                             FOR THE YEARS ENDED
                                                 DECEMBER 31
                                             --------------------  PERIOD ENDED
                                               1993       1994     JUNE 21, 1995
                                             ---------  ---------  -------------
      Federal rate..........................      34.0%      34.0%     (34.0)%
      State taxes, net of federal benefit...       9.7        8.0       (7.2)
      Meals and entertainment...............       0.9        1.8        1.3
      Other.................................       2.2        0.2        2.9
                                             ---------  ---------      -----
          Effective tax rate................      46.8%      44.0%     (37.0)%
                                             =========  =========      =====

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

   As of December 31, 1994, total current and noncurrent deferred tax assets (liabilities) are as follows:

      Allowance for doubtful accounts................................. $ 83,094
      Inventory.......................................................  290,679
      Vacation liability..............................................    8,461
      Payroll and related liabilities.................................   83,094
      Miscellaneous, other............................................   19,646
                                                                       --------
          Total net current deferred tax asset........................  484,974
      Accumulated depreciation........................................  135,539
                                                                       --------
          Total net noncurrent deferred tax asset.....................  135,539
                                                                       --------
                                                                       $620,513
                                                                       ========

  LANSystems has not provided a valuation allowance for deferred tax assets. Although realization is not assured, LANSystems believes it is more likely than not that such tax assets will be recognized through reversals of taxable timing differences and taxable income in future periods.

6. STOCK OPTIONS

  In January 1990, the Board of Directors approved the 1990 Stock Plan (the "Plan") which enables directors, officers, and employees of LANSystems to be granted stock options, to be provided awards of common stock, and to make direct purchases of common stock. Depending upon the type of option issued, options expire up to ten years and one day from the date of grant and are fully exercisable on the date of grant or in such installments as the Stock Plan Committee may specify. In the opinion of management, all options issued have an exercise price equal to or greater than the fair market value of LANSystems' common stock on the date of the grant:

  Transactions under the Plan are summarized below:

                                                         SHARES   EXERCISE PRICE
                                                         -------  --------------
      Balance, December 31, 1992........................ 373,740   $1.00-$2.00
        Options granted................................. 116,700    1.00- 1.50
        Options exercised...............................    (380)   1.00
        Options canceled................................  (8,580)   1.00- 1.50
                                                         -------
      Balance, December 31, 1993........................ 481,480    1.00- 2.00
        Options granted.................................  69,900    1.50- 2.00
        Options exercised...............................  (1,270)   1.00- 1.50
        Options canceled................................ (15,790)   1.00- 2.00
                                                         -------
      Balance, December 31, 1994........................ 534,320    1.00- 2.00
                                                         =======

  As of December 31, 1994, the aggregate number of shares which may be issued pursuant to the Plan is 710,000, of which 118,610 are available for issuance. Options exercisable as of December 31, 1994, were 325,020.

  As discussed in Note 10, subsequent to June 21, 1995, common stock options were converted into the right to receive fixed and contingent cash payments.

                      LAN SYSTEMS, INC. AND SUBSIDIARIES

7. COMMON STOCK AND WARRANTS

  In connection with the issuance of common stock warrants to preferred stockholders in March 1994, a common stockholder exercised antidilution rights and purchased warrants to purchase 9,291 shares of common stock for $26,294. The warrants have an exercise price of $3.50 per share, subject to adjustment as defined in the agreement, and expire on March 1, 1999.

  As of December 31 ,1994, common stock of LANSystems was reserved as follows:

      Class A and Class B Preferred Stock (for conversion).......... $  682,234
      Stock options.................................................    652,930
      Common stock warrants.........................................    184,291
                                                                     ----------
                                                                     $1,519,455
                                                                     ==========

  As discussed in Note 10, subsequent to June 21, 1995, common stock and warrants were converted into the right to receive fixed and contingent cash payments.

8. RELATED PARTY TRANSACTIONS

  LANSystems maintains a total of $4,000,000 of insurance on the lives of two officers for which LANSystems is the beneficiary.

9. MAJOR CUSTOMERS

  For the year ended December 31, 1993, one client accounted for 10% of LANSystems' revenues. For the year ended December 31, 1994 and the period ended June 21, 1995, no single client accounted for more than 10% of LANSystems' revenues.

10. SUBSEQUENT EVENT

  On June 21, 1995, R.R. Donnelley acquired LANSystems for cash and certain contingent payment obligations ("earnout"), pursuant to a merger of a subsidiary of R.R. Donnelley with and into LANSystems. The agreement by which R.R. Donnelley acquired LANSystems provides for earnout payments of up to $12.9 million payable to former shareholders and certain management participants based on the achievement of specified earnings targets for the period ended December 31, 1995 and for the years ended December 31, 1996 through 1998. The earnout payment may be accelerated up to the maximum earnout upon the occurrence of a change of control, as defined in the agreement.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses (other than the underwriting discount) payable in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to an over-allotment option) are as follows:

                                                                        AMOUNT
                                                                       --------
      SEC registration fee...........................................  $ 27,838
      NASD filing fee................................................     8,573
      Nasdaq National Market fee.....................................    44,500
      Printing and engraving expenses................................   150,000*
      Legal fees and expenses........................................   250,000*
      Accounting fees and expenses...................................   200,000*
      Directors' and Officers' insurance.............................   127,000
      Blue Sky fees and expenses (including legal fees and expenses).    20,000*
      Transfer agent and registrar fees and expenses.................    25,000*
      Miscellaneous..................................................    47,089*
                                                                       --------
          Total......................................................  $900,000*
                                                                       ========

--------
 * Estimated.

  The Registrant will pay all expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 145 ("Section 145") of General Corporation Law of the State of Delaware (the "Delaware GCL") which provides for indemnification of directors and officers in certain circumstances.

  In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's First Amended and Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the Delaware GCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

  The First Amended and Restated Certificate of Incorporation of the Registrant provides for indemnification of directors and officers to the full extent provided by the Delaware GCL, as amended from time to time. It states that the indemnification provided therein shall not be deemed exclusive. The Registrant may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss, under the provisions of the Delaware GCL.

  The underwriting agreement provides for indemnification of directors and officers of the Registrant by the Underwriters against certain liabilities.

  Pursuant to Section 145, the Registrant maintains directors' and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act of 1933, as amended. In September 1996, the Registrant filed its First Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, pursuant to which each of the issued and outstanding shares of Common Stock, par value $1.00 per share, of the Registrant have been reclassified into 31,450 shares of Common Stock, par value $.01 per share, of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS:

      EXHIBIT
        NO.                            DESCRIPTION
      -------                          -----------
      1.1      Form of Underwriting Agreement.
      3.1*     First Amended and Restated Certificate of Incorporation of
               the Registrant.
      3.2*     By-laws of the Registrant.
      5.1      Opinion of Sidley & Austin.
     10.1      Transition Services Agreement dated as of October 25, 1996 between the Registrant and R.R. Donnelley.
     10.2      Benefit Administration Services Agreement dated as of Oc-
               tober 23, 1996 between the Registrant and R.R. Donnelley.
     10.3      Tax Allocation and Indemnification Agreement dated as of
               October 25, 1996 between the Registrant and R.R.
               Donnelley.
     10.4      Employment Agreement dated October 2, 1996 between Rhonda
               I. Kochlefl and the Registrant.
     10.5      Employment Agreement dated October 4, 1996 between Leo S.
               Spiegel and the Registrant.
     10.6      Form of Severance Agreement dated as of October 4, 1996
               between Thomas P. Bradbury and the Registrant.
     10.7      1996 Stock Incentive Plan.
     10.8      1996 Broad-Based Employee Stock Plan.
     10.9*     Agreement of Merger dated as of May 29, 1995 among R.R.
               Donnelley & Sons Company, Donnelley DBS, Inc. and LAN Sys-
               tems, Inc.
     10.10     Form of Credit Agreement among the Registrant, as Borrow-
               er, and the Banks named therein.
     21.1*     Subsidiaries of the Registrant.
     23.1      Consents of Arthur Andersen LLP.
     23.2      Consent of Sidley & Austin (included in Exhibit 5.1).
     24.1*     Powers of Attorney.
     27.1*     Financial Data Schedule.

--------

*  Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES:

    The following financial statement schedule is included as part of this Registration Statement immediately following the signature page:

    Schedule II--Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN CHICAGO, ILLINOIS ON OCTOBER 28, 1996.

                                     Donnelley Enterprise Solutions Incorporated

                                          /s/ Rhonda I. Kochlefl
                                     By: _________________________________
                                       Name: Rhonda I. Kochlefl
                                       Title: Chairman, President and
                                              Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                         TITLE(S)                   DATE
             ---------                         --------                   ----
     /s/ Rhonda I. Kochlefl          Chairman, President and        October 28, 1996
____________________________________   Chief Executive Officer
         Rhonda I. Kochlefl            and Director (principal
                                       executive officer)

                 *                   Senior Vice President and      October 28, 1996
____________________________________   Chief Financial Officer
           Luke F. Botica              (principal financial and
                                       accounting officer)

                 *                   Senior Vice President and      October 28, 1996
____________________________________   Chief Technology Officer
           Leo S. Spiegel              and Director

                 *                   Director                       October 28, 1996
____________________________________
          Daniel I. Malina

                 *                   Director                       October 28, 1996
____________________________________
            W. Ed Tyler

   /s/ Rhonda I. Kochlefl
*By: __________________________
       Rhonda I. Kochlefl
        Attorney-in-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Donnelley Enterprise Solutions Incorporated included in this registration statement and have issued our report thereon dated July 3, 1996 (except for the matters discussed in Note 11 as to which the date is October 11, 1996). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the accompanying index above are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
July 3, 1996

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)

                                                             DEDUCTIONS--
                                            ADDITIONS         WRITE-OFFS
                            BALANCE  -----------------------   OF TRADE   BALANCE
                            AT THE               CHARGES TO  RECEIVABLES, AT END
 ALLOWANCES FOR DOUBTFUL   BEGINNING CHARGES TO     OTHER       NET OF      OF
         ACCOUNTS          OF PERIOD EXPENSES(1) ACCOUNTS(2)  RECOVERIES  PERIOD
 -----------------------   --------- ----------- ----------- ------------ -------
 For the Year Ended
  December 31, 1993......     --         --          --           --        --
 For the Year Ended
  December 31, 1994......     --         --          --           --        --
 For the Year Ended
  December 31, 1995......     --        $413        $217         $(23)     $607

--------
(1) These amounts represent provisions for doubtful accounts that are included in general and administrative expenses.
(2) These amounts represent additions to the reserve resulting from the purchase of LAN Systems, Inc. by R. R. Donnelley & Sons Company in 1995.

                                      S-2